FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of February, 2011

Commission File Number: 1-33659

COSAN LIMITED
(Translation of registrant’s name into English)

Av. Juscelino Kubitschek, 1726 – 6th floor
São Paulo, SP 04543-000 Brazil
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F	X	Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes	No	X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes	No	X

Indicate by check mark whether by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes	No	X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

COSAN LIMITED

Item
1.	Communication regarding 3rd Quarter Fiscal Year 2011 earnings release

Item 1

CCL, Rumo and Cogen reach 45% of the
total EBITDA in the quarter

São Paulo, February 09, 2011 - COSAN LIMITED (NYSE: CZZ; Bovespa: CZLT11) and COSAN S.A. INDÚSTRIA E COMÉRCIO (Bovespa: CSAN3) are announcing today their results for the third quarter of fiscal year 2011 (3Q’11), ended on December 31, 2010. The results for 3Q’11 are shown in consolidated form, according to Brazilian corporate legislation.

3Q’11 Highlights
Marcelo Martins	●	Record Revenues of R$3.1billion from CCL
CFO & IRO
●	EBITDA of R$ 98.1 million from CCL
Luiz Felipe Jansen de Mello
Head of IR	●	Transportation Revenues of R$80.9 million from Rumo

●	Rumo’s EBITDA of R$37.7 million
ri@cosan.com.br
www.cosan.com.br	●	Revenues of R$53.7 million from Cogeneration

●	Record Revenues of R$ 1.37 billion from CAA

		Summary of Financial and Operating Information (R$MM)
3Q'10	3Q'11			YTD'10	YTD'11
3,800.5	4,738.4	Net sales		10,941.9	13,454.1
460.0	577.9	●	Gross profit	1,351.5	1,812.9
12.1%	12.2%		Gross Margin	12.4%	13.5%
253.0	75.2	●	Operating income (loss)	1,016.4	691.0
6.7%	1.6%		Operating margin	9.3%	5.1%
490.4	410.5	●	EBITDA	1,157.2	1,565.3
12.9%	8.7%		EBITDA Margin	10.6%	11.6%
167.8	35.5	●	Income (loss) before minority interest	669.4	505.7
167.1	27.9	●	Net income (loss)	677.8	476.3
4.4%	0.6%		Profit (loss) Margin	6.2%	3.5%
401.0	548.7	Capex		1,182.5	1,543.5
4,300.8	5,301.1	Net Debt		4,300.8	5,301.1
4,963.9	5,496.9	Shareholders' & Minorities Equity		4,963.9	5,496.9

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A. Market Overview

According to data from UNICA, the 2010/11 crop of the Center -South region of Brazil (CS) was already almost concluded at the end of December 2010, totaling 555.0 million tons of sugar, 2.4% higher than the same period of the previous crop. The production mix maximized the sugar production, including the entry into operation of about 10 new sugar plants. This product accounted for 44.79% of processed cane, compared to 42.59% of the previous crop, resulting in the production of 33.5 million tons of sugar and 25.3 billion of liters of ethanol, 16.8% and 6 71% higher, respectively, the previous crop. This production increase was mainly due to higher amount of TSR (total sugar recoverable) per ton of cane, which totaled 141.3 kg / ton, compared to 130.2 kg / ton in 2009/10.

Despite the above-mentioned significant production growth, the 2010/11 crop has suffered the impacts of the drought in the period that affected the CS and showed a lower yield per hectare, which reduced the availability of cane. A drop of nearly 7.0% on UNICA’ s first harvest estimate (595.9 million tons of cane), partially offset by a 1.9% higher TSR and the mix of sugar above expected, resulted in a production of 0.6 million tons of sugar and 2.1 billion liters of ethanol lower than expected.

The sugar production growth in the CS was accompanied by the strong pace of exports. In the period between April and December 2010, 23.5 million tons of sugar were exported by Brazil, a volume 19.9% higher than the previous year's harvest. Raw sugar accounted for 75.2% of total exports, mainly intended to UAE, Russia, Malaysia and India. White sugar exports totaled 5.8 million tons, mainly to Yemen, Ghana, Mauritania and Ivory Coast.

The high sugar prices in international markets reflected the reversal of the global production and consumption balance for the 2009/10 crop. Earlier this year, market estimates foresaw a surplus of more than 5 million tons. Due to lower production in countries like Brazil, Russia, Australia and others, new estimates range from an equilibrated supply and demand to a deficit of 3 million tons for the 2010/11 crop.

In India, the current crop already presented a production 15% higher than the same period last year, with 8.5 million tons of sugar, indicating that the total output should be close to market consensus of 25.0 million tons. Due to the evolution of this crop and high food prices, the

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government of that country adopted a more cautious export policy, postponing the decision to issue the licenses (OGLS).

In Australia, the 2010/11 harvest was significantly affected by the rains, with floods hitting the main producing regions. As a result, almost 20.0% of the cane was left for the next harvest (called "cana bisada") and difficulties were faced in the application of fertilizers and pest control, which should impact the productivity of the next crop.

In the EU, due to news on a shortage of sugar in retail and aiming to contain inflation of agricultural products prices, the European Commission signaled that it may approve additional “out-of-quota" sugar imports, which indicates that this year's volume available for exports will be significantly below the previous year, when the exports were 500,000 tons above the volume allowed by the WTO.

In China, during the quarter ended December, the local government held several auctions to sell the product in the domestic market and contain prices in the local market, which was also affected by lower product availability. Consequently, China has become one of the main Brazilian destinations, importing about 1 million tons.

In Russia, traditionally Brazil's main sugar importer, the local government started discussions on the reduction of the import tax due to the reduced inventory levels.

As a result of this scenario, the raw sugar price strongly recovered in the 3Q’11, with an average of ¢US$29.07/lb, 44.4% above the 2Q’11 and 22.8% above the average of the 3Q’10, reaching ¢US$32.12/lb at the end of December. The refined sugar in international market had an average price of US$731.08/ton in the period, which represents a 19.1% increase in comparison with the 3Q’10 and 25.7% above the 2Q’11.

In the 3Q’11, the average price of the Brazilian real in relation to the US dollar was R$ 1.70/US$, 3.0% below the average of the previous quarter and 2.4% lower than the 3Q’10. The exchange rate at the end of the period was R$1.67/US$, compared with R$1.69/US$ in September 2010 and R$1.74/US$ in December 2009.

In the domestic market, the average refined sugar price for the 3Q’11 (based on data of the Luiz de Queiroz School of Agriculture - ESALQ) was R$74.2 per 50Kg bag, which is equivalent to ¢US$39.67/lb, 54.7% higher than the previous quarter and 28.7% above the 3Q’10, mainly due to the crop shortfall in Brazil.

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In the ethanol domestic ethanol market, the anhydrous and hydrous ethanol prices strongly recovered due to the start of the interharvest season and lower carryover stocks, due to (i) crop shortfall in Brazil, (ii) maximization of sugar production and (iii) increased demand for anhydrous and hydrous ethanol due to growing demand, reflecting the increased vehicle fleet. The average hydrous ethanol price (ESALQ’s base) was R $ 1,015.2 / cbm in the 3Q’11, 22.9% higher than the previous quarter and 6.9% above the 3Q’10. The average anhydrous ethanol price was R $ 1,187.1 / cbm, representing an increase of 23.1% compared to the 2Q’11 and 8.5% compared to the same quarter of last year.

The average parity (weighted by the fleet) of the hydrous ethanol price compared to gasoline in Brazil, according to the National Petroleum Agency (ANP), was approximately 72.5% at the end of the 3Q11, leaving only four states within the 70% parity, which together represent approximately 41.0% of the country's flex-fuel fleet.

Fuel

According to ANP, the volume of diesel sold in October and November 2010 (December data not yet available) was 6.9% higher than the same period of last year, reaching 8.7 billion liters. With higher prices throughout 2010, hydrous ethanol had unfavorable parity in relation to gasoline in many states, hence the volume of product sold decreased by 5.2%, totaling 2.6 billion liters. In contrast, the volume sold of gasoline C (with a blend of 25% anhydrous ethanol) rose by 12.7%, reaching 3.7 billion liters in that period.

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B. Production Figures
3Q'10	3Q'11	Production Highlights	YTD'10	YTD'11
14,228	11,299	Sugarcane Crushed (thd tons)	50,133	54,238
5,778	6,092	Own Cane (thd tons)	23,443	27,400
8,450	5,207	Suppliers (thd tons)	26,690	26,838
		Production	-
662	485	Raw Sugar (thd tons)	2,520	2,515
274	324	White Sugar (thd tons)	993	1,405
228	174	Anhydrous Ethanol (thd cbm)	623	686
303	280	Hydrous Ethanol (thd cbm)	1,203	1,513
126.6	138.5	Sugarcane TSR (kg/ton)	131.1	139.9
68.4%	78.1%	Mechanization (%)	68.4%	78.1%

This year’s crop was affected by severe drought which impacted the Center-South region of Brazil, reducing the availability of sugarcane. Consequently, the mills ended their harvest in the beginning of December with a total crushed volume of 11.3 million tons of sugarcane in the quarter, 20.1% lower than the 3Q’10. During this quarter the own cane represented 53.9% of total processed cane, with a mechanization rate of 78.1%.

The 11.9 kg /ton increase in the ATR, compared with the same quarter of last year, was insufficient to offset the smaller amount of cane processed. Therefore, this quarter sugar and ethanol production was 16.0% and 17.0%, respectively lower than that of the 3Q’10. The good sugar prices, especially in the domestic market, allowed a strategy to prioritize the production of white sugar with higher added value, which reached 324 thousand tons or an increase of 50 thousand tons in relation to the 3Q’10.

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C. Operating Performance

As of the 2011 fiscal year, the Company adopted the hedge accounting criteria with the goal of providing greater transparency regarding hedges and their results. All of its effects will be described in detail in the section "Hedge Accounting Impacts.”

EBITDA by Business Unit

EBITDA (R$ MM) - 3Q'11	CAA	Rumo	CCL	Total*
Net Revenues	1,683.0	113.7	3,084.8	4,738.4
(-) Cost of Product Sold / Services Rendered	(1,369.1)	(75.3)	(2,863.3)	(4,160.5)
(=) Gross Profit	313.9	38.3	221.5	577.9
Gross Margin	18.7%	33.7%	7.2%	12.2%
(-) Selling Expenses	(153.4)	-	(113.4)	(271.0)
(-) General and Administrative Expenses	(101.8)	(5.8)	(24.4)	(132.0)
(-) Other Operating Revenues	(7.5)	(0.3)	4.2	(3.6)
(+) Depreciation and Amortization	223.6	5.5	10.2	239.2
(=) EBITDA	274.8	37.7	98.1	410.5
EBITDA Margin	16.3%	33.2%	3.2%	8.7%
* Total contemplates the effects of consolidation elimination

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Net Revenue
3Q'10	3Q'11	Sales Composition (R$MM)		YTD'10	YTD'11
3,800.5	4,738.4	Net Operating Revenue		10,941.9	13,454.1
1,146.2	1,683.0	CAA		3,563.7	4,715.2
735.6	931.9	●	Sugar Revenue - CAA	2,162.3	2,868.3
299.2	367.0		Local	714.6	1,015.3
436.5	564.9		Export	1,447.7	1,853.0
338.3	647.7	●	Ethanol Revenue - CAA	1,145.5	1,537.0
249.3	557.9		Local	776.2	1,318.0
89.0	89.9		Export	369.3	219.0
19.4	53.7	●	Energy Cogeneration - CAA	87.9	190.5
52.8	49.7	●	Other Revenue - CAA	168.0	119.4
35.7	113.7	Rumo		118.0	363.6
35.7	32.7	●	Loading	115.3	114.2
-	80.9	●	Transportation	2.7	249.5
2,699.6	3,084.8	CCL		7,556.4	8,883.5
2,537.0	2,865.7	●	Fuels Revenue - CCL	7,035.7	8,220.4
240.7	238.5		Ethanol	586.5	611.5
1,102.4	1,213.5		Gasoline	2,902.3	3,391.1
1,166.5	1,381.2		Diesel	3,339.3	4,139.7
27.4	32.5		Other	207.6	78.2
143.9	207.4	●	Lubes Revenue - CCL	465.1	613.6
18.7	11.8	●	Other Revenue - CCL	55.6	49.4
(81.1)	(143.1)	Eliminations from Consolidation		(296.1)	(508.1)

Cosan’s net revenue amounted to R$4.7 billion in the 3Q11, compared with R$3.8 billion in the same quarter of the previous year. This increase of 24.7% reflects the growth in all business units through the increase in the production capacity and volume sold and services provided. At CAA, the growth was due to (i) the increase in the use of the installed capacity of two greenfield projects (Jataí and Caarapó) and (ii) the entry into operation of other co-generation projects which, aligned with the best sugar and ethanol prices, increased CAA’s revenues by 46.8%, changing to R$1.68 billion. CCL’s net revenues increased by 14.3%, totaling R$3.1 billion, mainly due to a 18.4% increase in diesel revenues, a 44.1% increase in lubricants revenues and 10.1% increase in gasoline revenues. At Rumo, the beginning of transport operations, which is primarily based on the partnership agreement with ALL – America Latina Logística S.A., was the main responsible for the 218.1% increase in its net revenues, which totaled R$113.7 million, of which R$80.9 million resulted from services and transport and R$32.7 million from loading services.

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Sugar Sales - CAA

Sugar sales in the quarter totaled R $ 931.9 million, an increase of 26.7% over the same quarter last year. The main effects that contributed to the increase of R $ 196.3 million were:

Þ
Increase of R $ 131.8 million from the higher sales volume, 17.9% above the same quarter of last year. Domestic sales increased 4.4%, totaling 295.1 thousand tons, while exports amounted to 751.0 thousand tons, an increase of 24.2%;

Þ
Increase of R $ 55.0 million due to prices 7.4% higher, while domestic prices were 17.5% higher, prices in international markets increased of only 4.2% compared with the same period of last year due to the hedge accounting effects.

Þ	In contrast, the domestic market accounted for 28.2% of sales in comparison with 31.9% in the 3Q10. This mix reduction offset part of the gains of higher volumes and prices

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The amount of sugar in stock at the end of this quarter, of 998 thousand tons, fell by 18.8% compared to the 3Q10 and reflected the impacts of the sugar production lower than expected.

Sugar Inventories

Inventories: Sugar
	3Q'10	3Q'11
'000 ton	1,229.3	998.3
R$'MM	614.0	582.7
R$/ton	499	584

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Ethanol Sales - CAA

Ethanol revenues in the 3Q11 totaled R$647.7 million, showing a strong increase of 91.5% compared to the 3Q10. It is important to stress the main factors that increased the revenues by R$ 309.5 million:

Þ
Increase of R$ 219.7 million due to higher sales volume, 65.0% higher than the 3Q10, resulting from the increase of 115.8% in volume sold in the domestic market, partially offset by a decrease of 31.6% in exports. It is worth mentioning that the sales volume in 3Q11 was impacted:

o
In the domestic market, by the commercial decision to take the high prices of the product at the end of the harvest and reduce the risk of carrying a high inventory to sell it during the offseason; and

o
In international markets, the export opportunity windows remain closed and thus the sales volume just follows the previously established trade agreements. Moreover, competition from ethanol produced in the U.S. has caused major difficulties for the sale of Brazilian ethanol in the European market.

Þ	the increment of R$54.3 million from 3.7% higher prices in the domestic market and 47.6% higher in international markets;

Þ
In addition, 3Q11 revenues increased by R$ 4.7 million due to the sales mix more focused on the domestic market, which showed slightly higher prices and represented 85.6% of the sales for the period, compared to 65.5% in the 3Q10.

Throughout this year, the Company opted to keep a steady pace for their ethanol sales as evidenced in previous quarters.

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The level of inventories in the 3Q11 showed a decrease of 12.6% compared to the 3Q10, even with production 20.5% higher than last year. This level is mainly a result of an increase of 65.0% in sales volume compared to the same quarter of last year.

Ethanol Inventories

Inventories: Ethanol
	3Q'10	3Q'11
'000 cbm	645.0	563.9
R$'MM	569.6	492.5
R$/cbm	883	873

Cogeneration of Energy - CAA

The energy revenues totaled R$ 53.7 million through the sale of R$ 2.7 million in steam and 380,8 thousand MWh of energy at an average price of R$134.0 / MWh. The growth of 114.3% in the sales volume results from the startup of new cogeneration units (totaling 10 units this year, compared to 6 last year) and the ramp-up of the others.

Other Products and Services - CAA

CAA’s revenues from other products and services decreased by 5.9%, or R$3.1 million compared to the 3Q10, mainly due to: (i) the decrease in retail sales of DaBarra Alimentos products, such as breakfast foods, as a result of a strategic repositioning of Cosan Alimentos, and (ii) reduction in diesel sales mainly to service providers in the agriculture area, due to increased purchase of agricultural machinery and equipment which increased the Company's mechanization level.

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Rumo

Rumo’s net revenues of R$ 113.7 million in the 3Q11 was 218.1% higher than the 3Q10, reflecting the startup of transport operations in January 2010, which accounted for revenues of R$80.9 million. By reviewing Rumo’s operations separately, one can note a decrease of 8.4% in the revenues from loading services, of R$ 32.7 million, due to a reduction of 25.7% in the volume loaded, partially offset by the increase of 23.3% in the average price of this service.

The lower volume in this quarter reflected the crop shortfall, which reduced the availability of sugar to be exported. Of the total sugar loaded by Rumo in this quarter, CAA represented 35.0% or 589 thousand tons in the period. On the other hand, the increase of the average price of the port services was due to renegotiation of existing commercial contracts and the mix of the loading services with higher participation of white sugar (with margin and prices higher), from 6.5% on 3Q’10 to 10% on 3Q’11.

As a result of higher value added to the shipped product, mainly by the increase in transport operations, revenues per ton loaded this quarter was 4.3 times higher than in the 3Q10.

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Fuel Sales - CCL

CCL’s net revenues amounted to R$3.1 billion in the 3Q11, 14.3% higher to that of the same quarter of the previous year, and the fuel revenues increased 13.0%, reaching R$2.7 billion. The main factors that affected the fuel revenues in this quarter were:

Þ	Increase of 16.4% in the volume of diesel sold in comparison with the 3Q10. This increase is due to the following factors:

o
Increase of 6.9% in the diesel national consumption, according to ANP, in October and November 2010 (December data are not yet available) due to an increase in the industrial customers and transport demand in view of the recovery of the economic activity in Brazil.

o	Market share gains in retail, mainly in the manufacturing industry.

Þ
Increase of 8.7% in the gasoline C sales volume in relation to the 3Q10 due to an increase in the percentage of flex fuel car users, who are now opting for this fuel in substitution for the hydrated ethanol;

Þ	Increase in the average unit prices of ethanol, gasoline and diesel and higher diesel market share in the sales mix, whose prices are higher than the ethanol.

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Lubricant Sales - CCL

The 44.1% increase in lubricant revenues, which totaled R$ 207.4 million in the quarter, results from the mix with a higher share of premium products with higher added value and the strong sales volume of 40.8 million liters due to the increase of the national consumption and market share gains, which was 11,1% on the accumulated data from April /09 to December/09 and increased to 13,5% on the same period of 2010 . It should be noted that, compared to the 2Q11, the lubricant sales volume decreased 4.1% due to the typical year-end seasonality, while the volume sold by the Sindicom associated companies decreased by approximately 9.0%.

CCL’s inventories increased by 15.9%, aligned with the growth in the fuel sales volume. Analysing the inventory in days of sales, no significant change was found, remaining at about 9 days.

CCL Inventories

(Includes Fuels and Lubricants)

Inventories: CCL
	3Q'10	3Q'11
'000 cbm	145.1	168.2
R$'MM	290.1	335.3
R$/cbm	1,999	1,994

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Cost of Goods Sold

Cost of Products Sold totaled R$4.2 billion, in comparison with R$3.3 billion in the same quarter of the previous year. At CAA, the increase of 54.3%, or R$482.0 million, results mainly from the higher volume sold, increase in the activity that purchase the sugar for sale in the domestic market and increase in depreciation. At Rumo, the startup of transport activities was the main responsible for the 147.7% increase in the cost of the products sold. At CCL, the 14.2% in the cost of products sold, which amounted to R$2,863.3 million, is due mainly to the higher volume sold, higher diesel and gasoline share in the mix of products sold, in addition to the increase in the acquisition cost of ethanol.

3Q'10	3Q'11	COGS per Product	YTD'10	YTD'11
(3,340.5)	(4,160.5)	Cost of Good Sold (R$MM)	(9,590.4)	(11,641.2)
(887.1)	(1,369.1)	CAA	(2,799.5)	(3,658.3)
(498.3)	(707.2)	Sugar	(1,429.0)	(1,947.8)
(314.2)	(576.8)	Ethanol	(1,178.5)	(1,492.2)
(74.6)	(85.1)	Others CAA + Cogeneration	(191.9)	(218.4)
(30.4)	(75.3)	Rumo	(88.9)	(248.0)
(2,506.8)	(2,863.3)	CCL	(6,992.8)	(8,250.5)
83.7	147.2	Eliminations from Consolidation	290.8	515.7
		Average Unit Cost
		CAA
496	589	Unit Cash COGS of Sugar (R$/ton)	419	500
656	757	Unit Cash COGS of Ethanol (R$/thd lit	327	355
1,682	1,750	CCL (R$/thousand liters)	1,639	1,725

* the cash-cost of sugar and ethanol does not include depreciation and amortization of planted areas, agricultural depreciation (machinery and equipment), industrial depreciation and inter-harvest maintenance.

CAA

Since the beginning of this fiscal year we have presented the unit cost of sugar and ethanol excluding amortization and depreciation (cost-cash) effects aiming to better analyze their behavior over the quarters.

The depreciation and amortization effects on the unit costs reflected the investments made in the sugar cane planting, maintenance of our industrial units, harvest mechanization, the greenfield projects (Jataí and Caarapó), which entered into operation at the end of the former harvest, and the improvement of safety and sustainability of our operations.

Cost of products sold and services provided by CAA totaled R$1.4 billion, representing an increase of 54.3% or R$ 482.0 million compared to the same period of last year. The main factors behind this increase are:

Þ	higher volume of sugar and ethanol sold, which was responsible for the increase of R$293.5 million,

Þ	R$ 152.2 million for sugar origination, characterized by the purchase of raw material for refining and finished product and subsequent sale and distribution in domestic market.

Þ
Increase of approximately R$88.8 million due to an increase in the ATR according to Consecana formula (which defines suppliers’ remuneration and land lease), which changed from R$0.3524/kg of ATR to R$0.3766/kg of ATR. It is worth highlight that the

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ATR price increase impact is not only on the sugar cane harvested this quarter but on all previous quarters of this fiscal year, therefore with negative effects on the unit cost of this quarter;

Þ	the increase of R$32 million in depreciation due to the investments made over the years

Þ	R$16.6 million due to take-or-pay contracts with service providers due to crop shortfall;

Þ
All these factors were partially offset by the increase of the amount of ATR, which increased from 126.6kg / ton of cane to 138.5kg / ton due to more appropriate climatic conditions, improving the cost at R$82.9 million in the 3Q11.

Rumo

The cost of products sold by Rumo in the 3Q11 was R$75.3 million and includes costs of port loading, transshipment, storage services and contracting of rail and road freights. In addition, the participation of the loading of the white sugar (bagged) increased over the total volume of sugar loaded, with higher costs and margin, reflecting an increase of Rumo´s COGS.

CCL

The cost of products sold by CCL increased by 14.2% compared to the 3Q10. Excluding the volume factor the unit cost of R$1,750m3 in the 3Q11 was 4.0% higher than the same quarter of the previous year. This results from the following factors:

Þ	Cost of ethanol 7.6% higher than the 3Q10;

Þ	Sales mix with higher share of gasoline and diesel, which have unit costs higher than the ethanol;

Þ	Increase in the unit cost of lubricants, however offset by the increase in revenues resulting from the sales mix with more share of products with higher added value.

Gross Profit

With these results, the 3Q11 presented gross profit of R $ 577.9 million, 25.6% higher than the same period of the previous year, a margin of 12.2%. CAA has contributed with gross profits of R$313.9 million, a gross cash margin of 26.9% for ethanol and 33.9% for sugar, also benefited by the higher share of cogeneration results. Rumo, in turn, contributed with gross profits of R$38.3 million, with consolidated margin of 33.7%. At CCL, the gross margin remained constant at 7.2% but with a 4.7% increase in gross margin in Reais per thousand liters, which changed from R$129/thousand liters to R$135/thousand liters, benefited mainly by the lubricants business and the mix of products with a higher share of diesel and gasoline.

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3Q'10	3Q'11	Gross Margin per Product	YTD'10	YTD'11
		Unitary Gross Margin
		CAA
333	302	Gross Margin (Cash) Sugar (R$/ton)	308	356
235	278	Gross Margin (Cash) Ethanol (R$/thd liters)	395	539
129	135	CCL (R$/thousand liters)	132	132
		% Gross Margin/Net Revenues
		CAA
40.1%	33.9%	Gross Margin (Cash) Sugar	42.4%	41.6%
26.4%	26.9%	Gross Margin (Cash) Ethanol	54.7%	60.3%
15.0%	33.7%	Rumo	24.6%	31.8%
7.1%	7.2%	CCL	7.5%	7.1%

Selling Expenses

Selling expenses increased by 24.1%, or R$52.6 million in relation to the 3Q10 mainly due to the increase in the volume sold by CAA and CCL, which resulted in more freight costs.

3Q'10	3Q'11	Selling Expenses	YTD'10	YTD'11
(218.4)	(271.0)	Selling Expenses (R$MM)	(639.3)	(750.8)
(108.4)	(153.4)	CAA	(349.2)	(434.1)
-	-	Rumo	-	0.1
(107.3)	(113.4)	CCL	(295.4)	(319.7)
(2.6)	(4.1)	Elimination	5.3	2.9

CAA

CAA’s selling expenses in the 3Q11 had a significant increase of 41.5%, reaching R$153.4 million, mainly due to the increase in the sugar sales volume both in the domestic and international markets. In addition, during this quarter the ethanol sales to domestic market under CIF modality increased, which includes logistics costs.

Rumo

Due to the nature of its business, Rumo does not have selling expenses.

CCL

CCL’s selling expenses increased by 5.7% or R$6.1 million, changing from R$113.4 million, mainly due to the increase in the volume sold. Accordingly, by analyzing the selling expenses in unit terms we can note a decrease of 3.7%, changing from R$72.0/m3 in the 3Q10 to R$69.3/ m3 in the 3Q11, benefited by the higher dilution of fixed costs as a result of a 9.8% increase in the volume sold.

General and Administrative Expenses

General and administrative expenses of R$132 million represented an increase of 12% in relation to the amount of R$117.9 million for the 3Q10. This increase refers to CAA and Rumo and reflects the efforts and investments, most of them not recurring, that have been made to improve the controls and management, but mainly aiming at a better operating efficiency for the time the

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investments are concluded. On the other hand, CCL had a reduction of 7.6%. The main factors that caused impact on general and administrative expenses are described below.

3Q'10	3Q'11	General & Administrative Expenses	YTD'10	YTD'11
(117.9)	(132.0)	G&A Expenses (R$MM)	(323.4)	(389.7)
(87.3)	(101.8)	CAA	(254.9)	(285.9)
(4.2)	(5.8)	Rumo	(12.3)	(20.8)
(26.4)	(24.4)	CCL	(56.2)	(83.0)

CAA

General and administrative expenses of R$101.8 million in the 3Q11 increased by 16.6% when compared to the same quarter of last year. This increase of R$14.5 million is due mainly to nonrecurring expenses relating to the Shell Joint Venture process and costs for the areas of Safety, Environment and Sustainability.

Rumo

Rumo’s general and administrative expenses totaled R$5.8 million in the 3Q11, presenting an increase of 37.3%, as already expected due to the hiring of new executives. This results from the hiring of:

Þ	New executives to strength the Company’s management team and middle management;

Þ	Consulting to review and renegotiate contracts of Rumo’s suppliers;

Þ	Assistance to start and monitor the transport operations.

CCL

CCL’s general and administrative expenses totaled R$24.4 million in the 3Q11, representing a decrease of 7.6%. It is worth noting that due to the phase of investments in improvements for the Company, CCL’s expenses are still being negatively impacted by nonrecurring expenses of approximately R$ 5.0 million related to adjustments to the transition to CAN and expenses with the transition team for the beginning of the Joint Venture with Shell.

EBITDA

With these results, Cosan reached EBITDA of R$410.5 million in the 3Q11, 16.9% lower than the EBITDA of the 3Q10, of R$490.4 million. Of this total CAA accounted for R$274.8 million, 33.9% lower than its EBITDA for the 3Q10. CCL accounted for R$98.1 million and Rumo R$37.7 million.

3Q'10	3Q'11	EBITDA		YTD'10	YTD'11
490.4	410.5	EBITDA (R$MM)		1,157.2	1,565.3
12.9%	8.7%		Margin	10.6%	11.6%
415.8	274.8	●	CAA	881.5	1,164.7
35.2%	16.3%		Margin	23.9%	24.7%
5.9	37.7	●	Rumo	34.8	117.9
16.4%	33.2%		Margin	29.5%	32.4%
68.7	98.1	●	CCL	241.0	282.4
2.5%	3.2%		Margin	3.2%	3.2%

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CAA

Depreciation and amortization of R$223.6 million, 62.7% higher than those recorded in the 3Q10 (R$137.4 million), result from (i) higher sales volume in the period and (ii) the strong investment plan that is being implemented with the goal of increasing efficiencies of production through mechanization, cogeneration and industrial improvements, in addition to investments to expand sugar production capacity and milling capacity at new units (greenfields). Thus, CAA reported EBITDA of R$ 274.8 million, with a margin of 16.3%.

Rumo

Benefited by the entry into operation of the transportation activities, Rumo’s EBITDA in the 3Q11 reached R$37.7 million, with a margin of 33.2%, amount 6.4 times higher than in that of the 3Q10. Reflecting its investment program, depreciation and amortization showed an increase of 58.4%, reaching R$5.5 million in the period.

CCL

In the quarter, CCL had an EBITDA of R$98.1 million, with a margin of R$59.9 per thousand liters, or 3.2% of the net revenues, reflecting improved product mix of both fuel and lubricants. It is noteworthy that this EBITDA was negatively impacted by extraordinary expenses related to adjustments for the transition to CAN and the transition period for Shell Joint Venture, totaling R$5.0 million, partially offset by other nonrecurring revenues of R$4.2 million, related mostly to the sale of non-operating assets.

The depreciation and amortization of CCL increased by 15.6% compared to the 3Q10, to R$10.2 million, mainly due to (i) the start of the amortization of certain intangible assets, and (ii) amortization of investments in maintenance and repairs of gas stations, aimed at improving their images, and terminal expansion and reforms, such investments are higher than on previous years.

Financial Result

The Company reported net financial expense in the 3Q11 of R$97.8 million compared with a net financial expenses of R$78.3 million in the same quarter of the previous year.

Debt charges expenses increased 13.9% mainly due to higher average indebtedness of the Company, when compared with the same period of last year.

3Q'10	3Q'11	Financial Expenses, Net (R$MM)	YTD'10	YTD'11
(111.3)	(126.8)	Interest on Financial Debt	(312.8)	(349.0)
14.1	22.2	Financial Investments Income	41.7	58.4
(97.2)	(104.6)	(=) Sub-total: Interest on Net Financial	(271.1)	(290.6)
(47.2)	(33.2)	Other charges and monetary variation	(85.5)	(83.9)
50.1	59.3	Exchange Variation	628.9	214.8
18.0	(17.0)	Gains (losses) with Derivatives	162.2	6.3
(2.0)	(2.3)	Others	(0.4)	(3.7)
(78.3)	(97.8)	(=) Net Financial Expenses	434.0	(157.0)

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The net effect of exchange rate changes showed a gain of R$59.3 million in the 3Q11 compared to R$50.1 million in the 3Q10. The positive effect of the exchange variation is due to the impacts on assets and liabilities denominated in US dollars by the appreciation of local currency (real) against the US currency (dollar), which has appreciated by 1.7% this quarter compared with an appreciation of 2.1% in the same quarter of last year.

The result of derivatives in the quarter was negative at R$17.0 million compared with a positive result of R$18.0 million in the same quarter of last year, already net of the hedge accounting impacts discussed below.

The result of foreign exchange derivatives was positive in R$14.8 million in this quarter compared to R$46.9 million in the 3Q’10 and reflects the impact on the Company's short position, given its export profile, seeking coverage for its future sales denominated in US dollars in a scenario where the exchange rate depreciated 1.7% this quarter compared to 2.1% in the 3Q10.

In the context of commodity derivatives, mainly sugar, the Company had a negative effect of R$31.8 million in the 3Q11, net of the hedge accounting effects, compared with losses of R$28.9 million in the same quarter of last year due to the Company’s short position in sugar derivatives. It is worth noting that in the 3Q10 the Company did not apply the hedge accounting method.

The position of sugar volumes and prices set forth based on trading or financial instruments as of December 31, 2010, as well as foreign exchange derivative contracts aiming to hedge the Company’s future cash flows are summarized as follows:

Summary of Hedge* as of December 31, 2010:	Fiscal Year
	2010/11	2011/12
Sugar
NY#11
Volume (thd tons)	658.9	1,545.7
Average Price (¢US$/lb)	22.8	20.6
London #5
Volume (thd tons)	19.1	-
Average Price (US$/ton)	779.3	-
Ethanol
BM&F
Volume (cubic meters)	1,200.0	-
Average Price (R$/cbm)	1,053.8	-
US$
Volume (US$ million)	216.8	371.3
Average Price (R$/US$)	1.777	2.011

Gross debt charges totaled R$126.8 million, an increase of 13.9% compared with the 3Q10, resulting from the higher average indebtedness balance of the Company mainly due to the ongoing projects of investment both in CAA and Rumo, which demanded new credit facilities.

Impacts of Hedge Accounting

As of April 1, 2010, the Company adopted the cash flow hedge accounting method for certain derivative financial instruments designated to cover risks of price and exchange variations on revenues from sugar exports. In the quarter ended December 31, 2010, the Company recorded a deferral (reclassification between financial income (expenses) and the reserve account in the shareholders’ equity) of R$277.5 million of net losses on such derivatives. In the 3Q11 there was the allocation of loss on the variation of fair value of derivatives in the amount of R$84.9 million,

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classified as net operating revenues. The table below shows the expectation of transfer of the balances reclassified from shareholders’ equity to net operating revenues, according to the coverage period of each instrument.

		Expected period to affect P&L		Total
Derivative	Market	Risk 2010/11	2011/12
Future	OTC/NYBOT	#11	(378.5)	(480.6)
NDF	OTC/CETIP	USD	93.7	104.4
(=) Hedge Accounting impact			(284.8)	(376.2)
(-) Deferred income taxes			96.8	127.9
(=) Other comprehensive income			(188.0)	(248.3)

Net Income

Cosan closed the 3Q11 with net profits of R$27.9 million, compared with net profits of R$167.1 million in the 3Q10. The result of the 3Q11 was favored by higher volumes of CAA and CCL, better prices, mainly of sugar and ethanol, and the ramp-up of the transportation activities of Rumo and the cogeneration projects. However, this quarter was negatively impacted by the effects of the increase in the costs of CAA, mainly resulting from the effects of the shortfall and the cumulative effects of the ATR prices, in addition to more offer of sugar for resale with lower margins. Net profits for the same quarter of last year (3Q10) were also favored by the nonrecurring effect on Other operating revenues from the net gain obtained from the adhesion to the Tax Debt Installment Payment Program (REFIS IV).

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D. Indebtedness

The gross financial debt, excluding Resolution 24711, totaled R$6.4 billion in the 3Q11, an increase of 12% in relation to R$5.7 billion in the 2Q11 and 24.7% higher than the indebtedness of R$5.1 billion existing at the end of the 3Q10.

In the 3Q11 the following fund amounts were raised: (i) R$514.0 million referring to the Perpetual Bond (equivalent to USD 300 million) used to settle short-term debts (ii) release of R$543.3 million in credit facilities from the National Bank for Economic and Social Development (BNDES) and the Government Agency for Machinery and Equipment Financing (Finame), mainly for energy cogeneration projects, greenfields, sugar farming mechanization and locomotive investments by Rumo; (iii) R$40 million from the Sugar-Alcohol Support Program (PASS). In addition, over the quarter there was amortization of R$458.2 million of principal and interests paid.

Debt per Type (R$MM)	3Q'10	2Q'11	3Q'11	% ST	Var.
Foreign Currency	3,415.8	3,460.3	3,666.4		206.0
Perpetual Notes	792.8	771.4	1,264.9	1.2%	493.5
Senior Notes 2017	716.7	685.5	685.8	0.3%	0.3
Senior Notes 2014	632.3	601.1	605.3	3.7%	4.2
IFC	90.9	-	-		-
FX Advances	223.2	382.6	210.4	100.0%	(172.2)
Pre-Export Contracts	960.0	845.8	731.5	37.9%	(114.4)
Export Credit Notes	-	173.9	168.4	1.1%	(5.5)
Local Currency	1,749.0	2,269.1	2,771.6		502.5
BNDES	844.8	1,342.9	1,623.0	8.8%	280.1
Finame (BNDES)	156.1	456.9	682.5	10.9%	225.5
Working Capital	20.0	18.3	17.6	28.2%	(0.7)
Overdraft	42.0	20.2	19.0	100.0%	(1.2)
Credit Banking Notes	121.1	-	-	0.0%	-
Credit Notes	510.5	314.8	305.8	50.9%	(9.1)
CDCA	60.2	61.8	30.1	100.0%	(31.7)
PROINFA	42.2	-	-	0.0%	-
Rural credit	-	89.4	90.9	100.0%	1.5
PASS	-	-	40.2	100.0%	40.2
Expenses with Placement of Debt	(47.7)	(35.3)	(37.4)	26.5%	(2.1)
Gross Debt	5,164.9	5,729.4	6,438.0	35.3%	708.6
Cash and Marketable Securities	864.1	988.4	1,136.9		148.5
Net Debt	4,300.8	4,741.0	5,301.1		560.0

At the end of the 3Q11 Cosan's cash resources totaled R$1.1 billion, leading its indebtedness to R$5.3 billion, which is equivalent to 2.48 times the EBITDA for the past twelve months.

1 As disclosed in Note 13 to the financial statements, this debt of Resolution 2471 is secured by National Treasury certificates acquired by the Company and recorded in noncurrent assets. For this reason, we did not include this debt in the indebtedness analysis.

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E. Investments

The capital expenditures with investments in the 3Q11 totaled R$ 548.7 million, 36% above the same period of last year. This change is due to: (i) investments of R$123.6 million made by Rumo mainly on its new business of rail transportation, (ii) planting, totaling R$72.9 million and (iii) investments of R$66.4 million in mechanization and projects related to the Safety, Health and Environment areas. A summary of the investments in the main areas can be found below:

3Q'10	3Q'11	Capex (R$MM)		YTD'10	YTD'11
146.7	265.9	CAA - Operating Capex		410.1	731.5
48.2	72.9	●	Sugar Cane Planting Costs	164.7	261.3
36.7	55.7	●	Inter-harvest Maintenance Costs	63.3	111.4
7.8	31.0	●	SSMA & Sustaining	14.6	83.1
-	35.4	●	Mecanização	-	122.6
54.0	70.9	●	Projects CAA	167.5	153.0
231.3	110.2	CAA - Expansion Capex		728.7	341.4
93.5	84.9	●	Co-generation Projects	264.5	198.8
97.5	17.4	●	Greenfield	416.1	60.0
40.4	7.9	●	Expansion	48.1	82.6
378.0	376.1	CAA - Total		1,138.8	1,072.8
20.5	49.0	CCL		39.7	96.3
2.5	123.6	Rumo		4.0	374.4
401.0	548.7	(=)	Consolidated Capex	1,182.5	1,543.5
14.7	-	●	Investments	(14.6)	21.0
(1.8)	(2.2)	●	Cash received on Sale of Fixed Assets	(121.0)	(20.1)
413.9	546.5	(=)	Investment Cash Flow	1,046.9	1,544.4
* mechanization during 3Q10 is under CAA Projects

CAA

In the 3Q11 the Company maintained the high level of investments in planting and interharvest maintenance, which showed an increase of 51.2% and 52.1%, respectively, when compared with the same period of last year, totaling R$128.6 million. In the first three quarters of this year 56.6 thousand hectares were planted, an increase of 47% compared to 38.5 thousand hectares in the same period of last year. With regard to soil tillage in areas not yet planted the growth was also relevant, being approximately 43% higher compared to the same period of last year.

Investments in Safety, Health and Environment (SSMA) were significant in the 3Q11, an increase of 297.5% compared to the same quarter of the previous year. Of the total investment amount in the year, approximately 93% was allocated to investments in projects of vignasse (a liquid byproduct resulting from the processing of ethanol and reused as fertilizer), aiming to reduce its exposure from the mill to the agriculture areas.

Investments in agricultural mechanization remained significant for the quarter, totaling R$35.4 million, composed primarily of agricultural machinery and equipment and fitness of its units to receive the sugarcane from the mechanical harvesting.

CAA projects accounted for R$70.9 million of the total investments in the third quarter, amount 25.5% higher than the amount of R$56.5 million for the same period of last year. Such growth shows that the Company continues to maintain substantial investments in its production units in the processing and agricultural areas.

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Cogeneration investments totaled R$84.9 million, of which 84.5% were for Ipaussu and Univalem units. Other units have far less significant realizations, since their projects are already in the final stage of implementation.

The greenfield projects of Cosan, Jataí (GO) and Caarapó (MS) accounted for investments of R$17.4 million in this quarter, of which R$13.9 million in Jataí and R$3.5 million in Caarapó. Of the total investments in Jataí for this period, approximately 69% were allocated to the industrial area.

Investments in expanding sugar plant capacity totaled R$ 7.9 million, 80.4% lower than the investments of the same period of last year. This reduction is due to the completion of the projects of the Gasa, Ipaussu, Bonfim, Junqueira, Tamoio and Costa Pinto units. Construction works remain only at Barra unit, in connection with the processing, logistics and bagging areas.

Rumo

In the 3Q11 Rumo had investments of R$ 123.6 million, in line with the amount invested in the last two quarters of this year. Of this amount, approximately 32% were allocated for the purchase of locomotives and 61% for investments in construction of permanent way.

CCL

In the 3Q11, CCL's capital expenditure for investment in productive capital totaled R$49.0 million, representing an increase of 139% when compared to the same quarter of last year, and 104.8% for the year, when compared to the same period of last year. The main investments in this period focused on the line of supply and distribution and in the fuels distribution bases.

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F.	Relevant Facts

Þ
On November 22, Cosan S.A. approved the Buyback Program relating to its common shares for maintenance in treasure, cancelation or sale, with a 365 term. As of December 31, 2010, the Company had purchased 591,400 of its own shares.

Þ
On November 23, Cosan S.A. informed that it entered into an Association Commitment with Camargo Correa Óleo e Gás S.A., Copersucar S.A., Odebrecht Transport Participações S.A., Petróleo Brasileiro S.A. and Uniduto Logística S.A. aiming to establish a joint venture to construct and operate a multimodal logistics system for transportation and storage of liquids, mainly ethanol.

Þ
On January 4, 2011 the Company announced the receipt of unconditional release from the European Committee to form the previously announced Joint Venture with Shell International Petroleum Company Limited involving certain of their assets, and it may now focus on the conclusion of the conditions precedent of the agreement and the business unit integration process for launching the new company.

Þ
On January 7, Cosan entered into a Binding Memorandum of Understandings with the partners of Usina Zanin Açúcar e Álcool Ltda., with exclusivity period of 45 days, aiming the purchase of the total outstanding equity interests of Zanin at the amount of R$142.0 million. In addition, the Company will assume financial debts in the amount of R$236.6 million. This transaction will involve Zanin industrial and agricultural assets with annual crushing capacity of approximately 2.6 million tons of cane, and a greenfield project located in the City of Prata, State of Minas Gerais.

Þ
On January 17, Cosan Combustíveis e Lubrificantes, holder of the license to use the trademarks Esso and Mobil in Brazil, and Banco Santander announced the launching, in the first quarter 2011, of the Esso Santander credit card aiming to strengthen the relationship with consumers of the Esso network.

Þ	On January 18, Rumo Logística and São Martinho announced the 2nd phase of the agreement for logistics projects and services of storage, transshipment and rail transportation of sugar. This phase estimates investments of approximately R$30.0 million in Usina São Martinho for the construction of a sugar warehouse and modernization of the plant’s extension access to the Pradópolis yard. These investments will increase the transshipment capacity to up to 2,000,000 tons of sugar per year. Any rail transportation adjustments to accomplish the transportation and transshipment obligations shall be responsibility of Rumo, as already provided for in its investment plan.

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G. Guidance

This section contains guidance ranges for selected key parameters of the Company for the fiscal year 2011, which began on April 1st, 2010 and will end on March 31st, 2011. Note that statements in other sections of this letter may also contain projections. These projections and guidance are merely estimates and indicative, and should not be construed as a guarantee of future performance. This guidance takes into consideration the operations held by the Cosan group today, which includes CAA, CCL, and Rumo Logística.

A new update of this fiscal year guidance is shown below due to the shortfall of sugar in the Brazilian Center- South region impacting Rumo´s loaded volume and reducing the estimates for sugar exports on the second half of this fiscal year.

On the other hand, due to market share gains and the growth of the Brazilian economy, the lubricants volume should be higher than previously estimated.

Due to the proximity of the end of fiscal year and consequent better visibility of the year-end results, the range of the guidance for the expected EBITDA was narrowed.

Guidance	2009FY	2010FY	2011FY - New
Crushed Sugarcane Volume (thousand tons)	43,127	50,314	54,000	≤ ∆ ≤ 58,000
Sugar Volume Sold (thousand tons)	3,187	4,135	4,100	≤ ∆ ≤ 4,500
Ethanol Volume Sold (million liters)	1,671	2,148	2,000	≤ ∆ ≤ 2,200
Volume of Energy Sold (thousand MW)	-	596	1,000	≤ ∆ ≤ 1,300
Loading Volume (thousand tons)	3,479	8,124	7,500	≤ ∆ ≤ 8,500
Transportation Volume (thousand tons)	-	-	5,000	≤ ∆ ≤ 6,000
Volume of Fuels Sold (million liters)	1,681	5,491	5,700	≤ ∆ ≤ 6,200
Volume of Lubes Sold (million liters)	34	131	150	≤ ∆ ≤ 170
Net Revenues (R$ MM)	6,270	15,336	16,500 ≤ ∆ ≤ 18,500
EBITDA (R$ MM)	718	1,733	2,000	≤ ∆ ≤ 2,200
Net Profit/Loss (R$ MM)	(474)	986		*
Capex (R$ MM)	1,346	1,926	1,900	≤ ∆ ≤ 2,300

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H. Financial Statements of Cosan S.A. - BRGAAP

Income Statement	Apr'08	Mar'09	Mar'10	Dec'09	Mar'10	Jun'10	Sep'10	Dec'10
(In million of reais)	FY'08	FY'09	FY'10	3Q'10	4T'10	1T'11	2T'11	3T'11
Gross Operating Revenue	2,978.6	6,732.8	16,685.9	4,145.1	4,790.0	4,369.4	5,199.8	5,192.9
(-)	Sales Taxes and Deductions	(242.5)	(462.7)	(1,349.8)	(344.6)	(395.9)	(369.8)	(483.7)	(454.5)
(=) Net Operating Revenue	2,736.2	6,270.1	15,336.1	3,800.5	4,394.1	3,999.6	4,716.1	4,738.4
(-)	Cost of Goods Sold and Services Rendered	(2,387.1)	(5,470.7)	(13,210.7)	(3,340.5)	(3,620.3)	(3,493.1)	(3,987.6)	(4,160.5)
(=) Gross Profit	349.0	799.4	2,125.4	460.0	773.9	506.6	728.5	577.9
Margin	12.8%	12.7%	13.9%	12.1%	17.6%	12.7%	15.4%	12.2%
(-)	Operating Income (Expenses):	(418.0)	(1,508.5)	(712.5)	(206.9)	(377.4)	(477.4)	(141.8)	(502.7)
(-)	Selling	(301.3)	(432.6)	(864.6)	(218.4)	(225.3)	(215.2)	(264.6)	(271.0)
(-)	General and Administrative	(210.2)	(275.9)	(497.2)	(117.9)	(173.7)	(120.2)	(137.5)	(132.0)
(-)	Financial Income (Expenses), Net	284.3	(817.4)	420.4	(78.3)	(13.7)	(139.3)	80.2	(97.8)
(±) Earnings (Losses) on Equity Investments	6.6	14.0	(18.6)	(9.4)	(5.8)	(0.4)	(3.8)	1.7
(-)	Goodwill Amortization	(201.4)	(196.5)	(85.6)	-	-	-	-	-
(±) Other Operating Income (Expenses), Net	4.0	199.9	333.1	217.0	41.1	(2.3)	183.9	(3.6)
(=) Operating Income (Loss)	(69.0)	(709.1)	1,412.9	253.0	396.5	29.1	586.7	75.2
Margin	-2.5%	-11.3%	9.2%	6.7%	9.0%	0.7%	12.4%	1.6%
(±) Income and Social Contribution Taxes	18.7	234.7	(433.8)	(85.3)	(86.9)	(18.5)	(127.2)	(39.7)
(±)	Minority Interest	2.5	0.6	7.5	(0.7)	(0.9)	(1.9)	(19.8)	(7.6)
(=) Net Income (Loss) for the Year	(48.0)	(474.0)	986.5	167.0	309.0	9.0	440.0	28.0
Margin	-1.8%	-7.6%	6.4%	4.4%	7.0%	0.2%	9.3%	0.6%
● EBITDA	182.9	718.0	1,733.1	490.4	575.9	358.0	796.7	410.5
Margin	6.7%	11.5%	11.3%	12.9%	13.1%	9.0%	16.9%	8.7%
● Depreciation & Amortization	341.3	427.2	636.3	149.7	160.0	189.2	286.4	239.2

Balance Sheet	Apr'08	Mar'09	Mar'10	Dec'09	Mar'10	Jun'10	Sep'10	Dec'10
(In million of reais)	FY'08	FY'09	FY'10	3Q'10	4T'10	1T'11	2T'11	3T'11
Cash and Cash Equivalents	1,010.1	719.4	1,078.4	864.1	1,078.4	1,054.9	988.4	1,136.9
Restricted Cash	79.6	11.8	45.0	172.1	45.0	51.3	76.0	276.2
Derivative Financial Instruments	6.9	17.0	230.6	72.0	230.6	144.5	166.0	180.0
Trade Accounts Receivable	215.2	599.2	766.4	511.1	766.4	619.1	760.0	657.5
Inventories	570.5	1,106.2	1,046.7	1,936.8	1,046.7	1,433.7	1,938.8	2,010.0
Advances to Suppliers	226.1	206.0	235.6	241.2	235.6	323.5	293.9	268.6
Related Parties	16.3	57.2	24.9	24.6	24.9	49.9	21.2	20.3
Deferred Income and Social Contribution Taxes	-	42.5	76.3	29.2	76.3	94.6	94.5	100.9
Recoverable Taxes	129.8	265.4	327.9	307.8	327.9	355.4	396.4	401.1
Other Assets	17.9	50.3	61.2	54.0	61.2	68.3	71.9	102.8
Current Assets	2,272.4	3,074.9	3,892.8	4,212.8	3,892.8	4,195.1	4,807.1	5,154.3
Accounts Receivable from Federal Government	342.2	323.4	333.7	331.4	333.7	336.3	339.2	342.1
CTN's-Restricted Brazilian Treasury Bills	151.7	177.6	205.7	194.6	205.7	217.6	228.5	242.6
Deferred Income and Social Contribution Taxes	357.0	700.0	560.1	334.2	560.1	521.5	576.1	645.0
Advances to Suppliers	77.3	48.0	63.7	132.5	63.7	52.5	65.1	85.5
Related Parties	-	-	81.4	149.9	81.4	79.6	77.8	76.0
Other Assets	94.4	132.4	211.8	210.8	211.8	216.7	225.2	262.8
Investments	120.3	278.2	193.1	194.0	193.1	193.6	207.6	208.7
Property, Plant and Equipment	2,776.3	3,465.2	5,561.1	4,871.5	5,561.1	5,836.0	5,878.4	6,173.9
Intangible	1,160.7	2,447.5	2,901.3	2,765.5	2,901.3	2,921.2	2,931.8	2,938.1
Noncurrent Assets	5,079.9	7,572.5	10,112.0	9,184.4	10,112.0	10,375.0	10,529.8	10,974.7
(=) Total Assets	7,352.4	10,647.4	14,004.8	13,397.2	14,004.8	14,570.1	15,336.9	16,129.0
Loans and Financings	78.2	1,449.5	800.9	892.6	800.9	860.3	1,058.6	1,129.1
Derivatives Financial Instruments	50.7	66.9	76.7	232.9	76.7	37.4	96.1	379.0
Trade Accounts Payable	191.0	456.1	569.4	712.1	569.4	716.3	832.1	754.4
Salaries Payable	80.7	93.2	141.6	133.0	141.6	219.9	225.5	175.6
Taxes and Social Contributions Payable	116.1	168.6	215.9	201.0	215.9	197.4	239.2	218.8
Related Parties	-	5.2	14.4	50.5	14.4	120.1	66.0	74.6
Dividendos a pagar	-	-	116.6	-	116.6	116.6	7.0	7.0
Other Liabilities	49.9	85.8	182.4	123.4	182.4	189.4	198.4	180.3
Current Liabilities	566.5	2,325.2	2,117.9	2,345.5	2,117.9	2,457.3	2,722.8	2,918.9
Loans and Financing	2,106.2	2,885.5	5,136.5	4,859.1	5,136.5	5,322.7	5,310.8	5,961.7
Taxes and Social Contributions Payable	359.3	328.8	593.5	255.7	593.5	597.9	606.3	618.7
Provision for Legal Proceedings	832.4	1,105.9	444.4	755.7	444.4	456.1	469.3	469.2
Related Parties	-	405.2	-	-	-	-	-	-
Pension Fund	-	60.4	61.8	61.6	61.8	59.8	57.8	53.6
Other Liabilities	144.4	139.9	493.1	155.8	493.1	487.8	575.8	610.0
Noncurrent Liabilities	3,442.3	4,925.5	6,729.3	6,087.8	6,729.3	6,924.2	7,020.0	7,713.2
Minority Shareholders' Interest	17.7	30.9	47.8	47.0	47.8	49.7	246.5	253.6
Capital	2,935.3	3,819.8	4,687.8	4,687.7	4,687.8	4,687.8	4,691.1	4,691.1
Capital Reserve	-	41.7	50.6	50.1	50.6	51.1	51.5	36.1
Profits Reserve	180.2	-	374.2	-	374.2	374.2	290.8	290.8
Legal Reserve	16.0	-	-	-	-	-	-	-
Revaluation Reserves	194.4	-	-	-	-	-	-	-
Ajuste de Avaliação Patrimonial	-	-	(2.9)	-	(2.9)	17.0	(134.3)	(251.1)
Accumulated losses	-	(495.7)	-	179.1	-	8.7	448.4	476.3
Shareholders' Equity	3,325.8	3,365.7	5,109.8	4,917.0	5,109.8	5,138.9	5,347.6	5,243.3
(=) Total Liabilities & Shareholders' Equity	7,352.4	10,647.4	14,004.8	13,397.2	14,004.8	14,570.1	15,336.9	16,129.0

27 of 31

Cash Flow Statement	Apr'08	Mar'09	Mar'10	Dec'09	Mar'10	Jun'10	Sep'10	Dec'10
(In millions of reais)	FY'08	FY'09	FY'10	3Q'10	4T'10	1T'11	2T'11	3T'11
Net Income (Loss) for the Year	(47.8)	(473.8)	986.5	167.1	308.7	8.7	439.7	27.9
Non-cash Adjustments:
Earnings (Losses) from Equity Investments	(6.6)	(14.0)	18.6	9.4	5.8	0.4	3.8	(1.7)
Depreciation & Amortization	341.3	427.2	636.3	149.7	160.0	189.2	286.4	239.2
Losses (Gains) in Fixed Assets Disposals	(1.2)	(208.9)	(80.5)	1.1	20.8	3.1	(11.8)	2.1
Goodwill Amortization	201.4	196.5	85.6	-	-	-	-	-
Accrued Financial Expenses	(116.0)	932.5	(150.5)	(60.5)	281.9	162.6	(56.0)	61.6
Other Non-cash Items	(42.4)	(197.9)	104.2	(154.1)	51.2	38.8	(90.5)	24.5
(=) Adjusted Net Profit (Loss)	328.8	661.5	1,600.3	112.6	828.3	402.7	571.6	353.6
(±) Variation on Assets and Liabilities	(360.1)	(234.5)	(42.5)	(142.7)	217.3	96.6	(725.2)	(286.3)
(=) Cash Flow from Operating Activities	(31.3)	427.0	1,557.8	(30.1)	1,045.7	499.3	(153.7)	67.3
Additions on Investments, Net of Cash Received	(160.5)	(1,823.6)	(16.0)	(14.7)	(30.7)	(8.2)	(12.7)	-
Additions on Property, Plant and Equipment	(1,053.1)	(1,346.1)	(1,926.1)	(401.0)	(745.4)	(595.9)	(398.9)	(548.8)
Cash Received on Sale of Fixed Asset	12.2	372.1	126.2	1.8	5.3	0.7	17.2	2.2
(=) Cash Flow from Investment Activities	(1,201.4)	(2,797.6)	(1,816.0)	(413.9)	(770.9)	(603.5)	(394.4)	(546.6)
Additions of Debt	198.3	1,478.0	3,427.9	1,665.5	543.8	642.4	495.9	1,101.2
Payments of Principal and Interest on Debt	(839.4)	(257.2)	(2,846.6)	(1,838.4)	(563.1)	(561.6)	(224.7)	(458.2)
Capital Increase	1,742.6	884.5	533.9	532.4	0.1	-	-	-
Treasury Stock	-	(4.2)	-	-	-	-	-	(15.2)
Capital Increase by noncontrolling	-	15.4	-	-	-	-	403.3	-
Dividends	(75.8)	-	-	-	-	-	(193.0)	-
Other	-	(36.6)	(498.0)	-	(41.3)	-	-	-
(=) Cash Flows from Financing Activities	1,025.7	2,079.9	617.1	359.5	(60.5)	80.7	481.5	627.8
(=) Total Cash Flow	(207.0)	(290.7)	359.0	(84.6)	214.3	(23.5)	(66.5)	148.5
(+) Cash & Equivalents, Beginning	1,217.1	1,010.1	719.4	948.6	864.1	1,078.4	1,054.9	988.4
(=) Cash & Equivalents, Closing	1,010.1	719.4	1,078.4	864.1	1,078.4	1,054.9	988.4	1,136.9

Credit Statistics (LTM)	Apr'08	Mar'09	Mar'10	Dec'09	Mar'10	Jun'10	Sep'10	Dec'10
(In million of reais)	FY'08	FY'09	FY'10	3Q'10	4T'10	1T'11	2T'11	3T'11
Net Operating Revenues	2,736.2	6,270.1	15,336.1	13,291.7	15,336.1	15,769.6	16,910.3	17,848.3
● Gross Profit	349.0	799.4	2,125.4	1,591.4	2,125.4	2,264.2	2,468.9	2,586.8
● EBITDA	182.9	718.0	1,733.1	1,323.1	1,733.1	1,779.9	2,220.9	2,141.1
● EBIT	(158.4)	290.8	1,096.8	824.7	1,096.8	1,124.3	1,435.7	1,266.3
● Net Financial Expenses	106.2	179.9	361.8	329.8	361.8	367.7	373.9	381.2
● Net Profit	(47.8)	(473.8)	986.5	637.5	986.5	657.9	924.3	785.1
Liquid Funds
● Cash and Cash Equivalents	1,010.1	719.4	1,078.4	864.1	1,078.4	1,054.9	988.4	1,136.9
Short-Term Debt
● Loans and Financings	69.3	1,442.7	793.8	886.5	793.8	848.5	1,044.7	1,122.4
Long-Term Debt
● Loans and Financings	1,562.5	2,312.3	4,540.0	4,278.4	4,540.0	4,709.3	4,684.7	5,315.5
Total Debt	1,631.8	3,755.0	5,333.8	5,164.9	5,333.8	5,557.8	5,729.4	6,438.0
Net Debt	621.7	3,035.6	4,255.4	4,300.8	4,255.4	4,502.9	4,741.0	5,301.1
Current Assets	2,272.4	3,074.9	3,892.8	4,212.8	3,892.8	4,195.1	4,807.1	5,154.3
Current Liabilities	566.5	2,325.2	2,117.9	2,345.5	2,117.9	2,457.3	2,722.8	2,918.9
Shareholders' Equity	3,325.8	3,365.7	5,109.8	4,917.0	5,109.8	5,138.9	5,347.6	5,243.3
Capex - Property, Plant and Equipment	1,053.1	1,346.1	1,180.7	1,515.3	1,180.7	2,101.4	2,141.2	2,289.0
EBITDA Margin	6.7%	11.5%	11.3%	10.0%	11.3%	11.3%	13.1%	12.0%
● Gross Profit Margin	12.8%	12.7%	13.9%	12.0%	13.9%	14.4%	14.6%	14.5%
● EBIT Margin	-5.8%	4.6%	7.2%	6.2%	7.2%	7.1%	8.5%	7.1%
● Net Profit Margin	-1.7%	-7.6%	6.4%	4.8%	6.4%	4.2%	5.5%	4.4%
Net Debt ÷ Shareholders' Equity
● Net Debt %	15.8%	47.4%	45.4%	46.7%	45.4%	46.7%	47.0%	50.3%
● Shareholders' Equity %	84.2%	52.6%	54.6%	53.3%	54.6%	53.3%	53.0%	49.7%
Long-Term Payable Debt to Equity Ratio	0.5x	0.7x	0.9x	0.9x	0.9x	0.9x	0.2x	0.2x
Liquidity Ratio (Current Assets ÷ Current Liabilities)	4.0x	1.3x	1.8x	1.8x	1.8x	1.7x	1.8x	1.8x
Net Debt ÷ EBITDA	3.4x	4.2x	2.5x	3.3x	2.5x	2.5x	2.1x	2.5x
● Short-Term Net Debt ÷ EBITDA	0.4x	2.0x	0.5x	0.7x	0.5x	0.5x	0.5x	0.5x
Net Debt ÷ (EBITDA - Capex)	-0.7x	-4.8x	7.7x	-22.4x	7.7x	-14.0x	59.5x	-35.8x
Interest Cover (EBITDA ÷ Net Financial Exp.)	1.7x	4.0x	4.8x	4.0x	4.8x	4.8x	5.9x	5.6x
● Interest Cover (EBITDA - Op.Capes)÷Net Fin.)	-5.6x	0.9x	3.4x	2.0x	3.4x	4.8x	5.9x	5.6x
Avg. Debt Cost (Net.Fin.Exp. ÷ Net Debt)	17.1%	5.9%	8.5%	7.7%	8.5%	8.2%	7.9%	7.2%

28 of 31

I.	Financial Statements of Cosan Limited– USGAAP

Income Statement		Apr'08	Apr'09	Mar'10	Dec'09	Mar'10	Jun'10	Sep'10	Dec'10
(In millions of U.S. dollars)		FY'08	FY'09	FY'10	3Q'10	4T'10	1T'11	2T'11	3T'11
Net sales		1,491.2	2,926.5	8,283.2	2,209.5	2,437.7	2,233.8	2,695.5	2,800.6
(-)	Cost of goods sold	(1,345.6)	(2,621.9)	(7,223.3)	(1,965.3)	(2,041.1)	(1,994.5)	(2,305.7)	(2,484.9)
(=) Gross profit		145.6	304.6	1,059.9	244.3	396.6	239.4	389.8	315.7
(-)	Selling expenses	(168.6)	(213.3)	(470.3)	(128.0)	(125.2)	(122.7)	(151.2)	(167.7)
(-)	General and administrative expenses	(115.1)	(140.1)	(271.3)	(106.7)	(93.9)	(68.3)	(79.9)	(81.1)
(=) Operating income (loss)		(138.1)	(48.8)	318.3	9.6	177.6	48.4	158.7	66.9
	Operating margin	-9.3%	-1.7%	3.8%	0.4%	7.3%	2.2%	5.9%	2.4%
(-) Other income (expense):
	Financial	116.8	(370.8)	203.7	(80.4)	4.2	(62.3)	61.8	(48.0)
	Other	(3.7)	(2.3)	178.9	155.5	30.5	(0.1)	(21.4)	4.2
(=) Income (loss) before income taxes		(25.0)	(421.9)	700.9	84.7	212.3	(14.0)	199.1	23.1
(-)	Income taxes expense (benefit)	19.8	144.7	(184.8)	(52.3)	(6.5)	(1.2)	(69.9)	(15.3)
(=) Income (loss) before equity		(5.2)	(277.2)	516.2	32.4	205.8	(15.3)	129.2	7.8
(±) Equity in income of affiliates		(0.2)	6.1	(10.3)	(3.8)	(4.8)	0.6	(2.1)	0.3
(±) Minority interest in net (income) loss		22.0	83.0	(174.0)	(7.3)	(77.0)	2.8	(50.4)	(3.9)
(=) Net income (loss)		16.6	(188.1)	331.9	21.3	124.0	(11.9)	76.7	4.2
	Margin	1.1%	-6.4%	4.0%	1.0%	5.1%	-0.5%	2.8%	0.2%
● EBITDA		94.3	239.6	985.8	338.8	315.8	193.5	342.0	242.5
	Margin	6.3%	8.2%	11.9%	15.3%	13.0%	8.7%	12.7%	8.7%
● EBIT		(141.8)	(51.1)	497.3	165.1	208.1	48.2	137.3	71.1
	Margin	-9.5%	-1.7%	6.0%	7.5%	8.5%	2.2%	5.1%	2.5%
● Depreciation and amortization		236.1	290.7	488.5	173.7	107.7	145.3	204.8	171.4

29 of 31

Balance Sheet	Apr'08	Mar'09	Mar'10	Dec'09	Mar'10	Jun'10	Sep'10	Dec'10
(In millions of U.S. dollars)	FY'08	FY'09	FY'10	3Q'10	4T'10	1T'11	2T'11	3T'11
Assets
Current assets:
Cash and cash equivalents	68.4	508.8	623.7	516.7	623.7	601.4	595.5	693.6
Restricted cash	47.2	5.1	25.3	98.8	25.3	28.5	44.8	165.8
Marketable securities	1,014.5	-	-	-	-	-	-	-
Derivative financial instruments	31.5	7.4	129.5	41.4	129.5	80.2	98.0	108.0
Trade accounts receivable, net	126.9	258.9	430.3	293.5	430.3	343.7	448.6	394.6
Inventories	337.7	477.8	587.7	1,112.3	587.7	795.8	1,144.4	1,206.3
Advances to suppliers	133.7	89.0	132.3	138.6	132.3	179.6	173.5	161.2
Deferred income taxes	-	114.6	184.1	176.8	184.1	197.3	255.6	240.7
Other current assets	103.2	66.0	49.2	54.1	49.2	66.6	33.5	74.3
	1,863.0	1,527.5	2,161.9	2,432.2	2,161.9	2,292.9	2,793.9	3,044.5
Noncurrent assets:
Property, plant and equipment, net	2,018.1	2,259.4	4,146.5	3,737.0	4,146.5	4,205.3	4,473.6	4,725.5
Goodwill	772.6	888.8	1,362.1	1,624.4	1,362.1	1,361.8	1,479.7	1,492.6
Intangible assets, net	106.1	243.1	602.3	255.3	602.3	582.2	592.8	592.1
Accounts Receivable from Federal Government	202.8	139.7	187.4	190.3	187.4	186.7	200.2	205.3
Other non-current assets	306.4	362.6	534.8	635.0	534.8	561.2	624.2	681.8
	3,406.1	3,893.6	6,833.0	6,442.0	6,833.0	6,897.2	7,370.5	7,697.3
(=) Total assets	5,269.1	5,421.1	8,994.9	8,874.2	8,994.9	9,190.2	10,164.4	10,741.9
Liabilities and shareholders' equity
Current liabilities:
Trade accounts payable	114.4	197.2	320.0	409.3	320.0	397.9	491.6	453.2
Taxes payable	62.9	69.0	121.2	115.4	121.2	109.5	141.2	131.3
Salaries payable	47.8	40.2	79.5	76.4	79.5	122.1	133.1	105.4
Current portion of long-term debt	38.2	781.7	471.1	542.9	471.1	498.6	645.4	698.0
Derivative financial instruments	55.0	28.9	43.1	133.8	43.1	20.8	56.7	227.5
Dividends payable	-	-	24.7	-	24.7	24.4	1.3	1.2
Deferred income taxes	-	-	-	-	-	-	-	-
Other liabilities	40.8	47.6	112.0	111.0	112.0	173.5	157.9	155.1
	359.1	1,164.7	1,171.5	1,388.8	1,171.5	1,346.8	1,627.2	1,771.7
Long-term liabilities:
Long-term debt	1,249.3	1,251.1	2,845.7	2,802.2	2,845.7	2,917.6	3,096.3	3,540.0
Estimated liability for legal proceedings	494.1	497.6	294.6	464.8	294.6	297.7	326.7	336.0
Taxes payable	170.4	151.5	381.8	220.6	381.8	380.7	410.3	425.2
Advances from customers	-	-	-	-	-	-	-	-
Deferred income taxes	101.8	40.4	408.8	245.4	408.8	403.2	443.1	416.7
Pension Fund	-	-	-	-	-	-	-	-
Other long-term liabilities	101.7	175.0	209.4	219.5	209.4	205.3	215.2	213.7
	2,117.4	2,115.6	4,140.3	3,952.4	4,140.3	4,204.5	4,491.7	4,931.6
Minority interest in consolidated subsidiaries	796.8	544.5	1,338.9	1,296.7	1,338.9	1,324.1	1,570.9	1,569.4
Shareholders' equity:
Common stock	2.3	2.7	2.7	2.7	2.7	2.7	2.7	2.7
Additional paid-in capital	1,723.1	1,926.7	1,932.1	1,927.3	1,932.1	1,932.3	2,004.0	1,997.1
Accumulated other comprehensive income	171.8	(243.6)	167.1	188.1	167.1	149.4	231.2	228.5
Retained earnings (losses)	98.5	(89.6)	242.3	118.3	242.3	230.3	236.6	240.9
Total shareholders' equity	1,995.7	1,596.2	2,344.2	2,236.3	2,344.2	2,314.7	2,474.6	2,469.1
(=) Total liabilities and shareholders' equity	5,269.1	5,421.1	8,994.9	8,874.2	8,994.9	9,190.2	10,164.4	10,741.9

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Cash Flow Statement	Apr'08	Mar'09	Mar'10	Dec'09	Mar'10	Jun'10	Sep'10	Dec'10
(In millions of U.S. dollars)	FY'08	FY'09	FY'10	3Q'10	4T'10	1T'11	2T'11	3T'11
● Cash flow from operating activities:
Net income (loss) for the year/quarter	16.6	(188.1)	331.9	21.3	124.0	(11.9)	76.7	4.2
Adjustments to reconcile net income (loss) to cash provided by operating activities:
Depreciation and amortization	236.1	290.7	488.5	173.7	107.7	145.3	204.8	171.4
Deferred income and social contribution taxes	(52.4)	(145.3)	143.3	52.3	(35.0)	(5.3)	42.9	14.8
Interest, monetary and exchange variation	(43.7)	497.3	(131.4)	(57.8)	130.6	72.3	(5.6)	(16.7)
Minority interest in net income of subsidiaries	(22.0)	(83.0)	174.0	7.3	77.0	1.1	46.5	3.9
Others	15.2	14.5	(137.3)	(99.0)	(2.7)	11.5	25.5	(25.7)
	149.8	386.1	869.0	97.8	401.6	213.0	390.7	152.0
Decrease/increase in operating assets and liabilities:
Trade accounts receivable, net	(57.1)	(23.7)	1.4	46.9	(93.6)	85.1	(85.1)	81.3
Inventories	(31.7)	(85.9)	126.2	(198.8)	415.1	(158.0)	(261.3)	(41.5)
Advances to suppliers	(8.4)	21.1	37.4	27.0	41.9	(42.6)	7.3	2.4
Trade accounts payable	33.7	33.4	(26.1)	0.9	(81.4)	81.5	73.5	(44.0)
Derivative financial instruments	90.4	4.4	(111.1)	25.5	(178.2)	67.7	(107.8)	54.5
Taxes payable	(19.6)	(17.1)	192.5	(0.6)	252.1	(16.1)	19.2	(13.9)
Other assets and liabilities, net	(99.4)	(61.8)	(278.2)	11.2	(310.3)	64.7	(54.0)	(96.1)
	(92.2)	(129.6)	(58.1)	(88.0)	45.6	82.4	(408.2)	(57.3)
(=) Net cash provided by operating actitivities	57.6	256.6	811.0	9.8	447.2	295.3	(17.5)	94.7
● Cash flow from investing activities:
Restricted cash	(25.9)	29.3	(18.7)	(14.6)	73.4	(28.5)	(16.4)	(121.0)
Marketable securities	(671.0)	558.8	-	-	-	-	-	-
Acquisition of property, plant and equipment	(642.9)	(606.2)	(1,081.5)	(239.6)	(403.4)	(333.3)	(256.6)	(339.3)
Acquisitions, net of cash acquired	(102.0)	(930.4)	(9.0)	(239.7)	230.7	(2.1)	(7.6)	(0.2)
Other	-	160.7	6.0	(14.1)	(63.5)	0.4	80.9	2.7
(=) Net cash used in investing actitivities	(1,441.7)	(787.8)	(1,103.2)	(507.9)	(162.8)	(363.4)	(199.6)	(457.7)
● Cash flow from financing activities:
Proceeds from issuance of common stock	1,118.4	200.0	-	303.7	(304.4)	-	227.8	-
Capital increase on subsidiary from minority	324.4	11.2	57.4	(1.3)	121.3	-	-	-
Dividends Paid	(44.9)	-	-	-	-	-	(184.3)	(3.1)
Additions of financial debt	117.5	789.5	2,020.7	996.1	339.2	356.6	315.3	676.4
Payments of financial debt	(492.1)	(111.1)	(1,839.5)	(1,064.4)	(354.5)	(311.8)	(152.4)	(282.8)
Other	-	(17.8)	(85.6)	-	(85.6)	-	-	(9.0)
(=) Net cash provided by financing actitivities	1,023.3	871.9	153.0	234.0	(284.0)	44.8	206.4	381.5
Effect of exchange rate changes on cash and cash	112.6	99.7	195.7	(46.8)	48.2	1.0	4.9	79.5
(=) Variation in cash & equivalents	(248.2)	440.4	56.5	(310.9)	48.5	(22.3)	(5.9)	98.0
(+) Cash and cash equivalents at beginning of year	316.5	68.4	508.8	827.6	508.8	623.7	601.4	595.5
(=) Cash and cash equivalents at end of year	68.4	508.8	565.2	516.7	557.3	601.4	595.5	693.6

31 of 31

Cosan Limited

Condensed Consolidated Financial Statements

 For the nine-month periods ended December 31, 2010 and 2009

COSAN LIMITED

CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

Report of independent registered public accounting firm

To the Board of Directors and Shareholders of
Cosan Limited

We have reviewed the condensed consolidated balance sheet of Cosan Limited and subsidiaries as of December 31, 2010, the related condensed consolidated statements of operations and cash flows for the nine-month periods ended December 31, 2010 and 2009 and the condensed consolidated statement of shareholders’ equity and comprehensive income for the nine-month period ended December 31, 2010. These financial statements are the responsibility of the Company's management.

We conducted our review in accordance with the standards of the Public Company Accounting Oversight Board (United States). A review of interim financial information consists principally of applying analytical procedures and making inquiries of persons responsible for financial and accounting matters. It is substantially less in scope than an audit conducted in accordance with the standards of the Public Company Accounting Oversight Board, the objective of which is the expression of an opinion regarding the financial statements taken as whole. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to the condensed consolidated financial statements referred to above for them to be in conformity with U.S. generally accepted accounting principles.

We have previously audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the consolidated balance sheet of Cosan Limited and subsidiaries as of March 31, 2010, and the related consolidated statements of operations, shareholders’ equity and cash flows for the year then ended not presented herein and in our report dated June 10, 2010, we expressed an unqualified opinion on those consolidated financial statements. In our opinion, the information set forth in the accompanying condensed consolidated balance sheet as of March 31, 2010, is fairly stated, in all material respects, in relation to the consolidated balance sheet from which it has been derived.

São Paulo, Brazil
February 9, 2011

ERNST & YOUNG TERCO
Auditores Independentes S.S.
CRC 2SP015199/O-8

Luiz Carlos Nannini
Accountant CRC 1SP171638/O-7

1

COSAN LIMITED

Condensed consolidated balance sheets
December 31, 2010 and March 31, 2010
(In thousands of U.S. dollars, except share data)

	(Unaudited) December 31, 2010	March 31, 2010
Assets
Current assets:
Cash and cash equivalents	693,566	623,675
Restricted cash	165,796	25,251
Derivative financial instruments	108,032	129,456
Trade accounts receivable, less allowances: December 31, 2010 – $28,964; March 31, 2010 – $32,144	394,582	430,328
Inventories	1,206,343	587,720
Advances to suppliers	161,202	132,258
Taxes recoverable	240,725	184,090
Other current assets	74,291	49,155
	3,044,537	2,161,933

Non-current assets:
Property, plant, and equipment, net	4,725,474	4,146,499
Goodwill	1,492,633	1,362,071
Intangible assets, net	592,057	602,263
Accounts receivable from Federal Government	205,323	187,385
Judicial deposits	108,558	94,083
Other non-current assets	573,290	440,672
	7,697,335	6,832,973

Total assets	10,741,872	8,994,906

See accompanying notes to condensed consolidated financial statements.

2

	(Unaudited) December 31, 2010	March 31, 2010
Liabilities and shareholders’ equity
Current liabilities:
Trade accounts payable	453,184	320,044
Taxes payable	131,307	121,203
Salaries payable	105,407	79,497
Current portion of long-term debt	698,039	471,061
Derivative financial instruments	227,492	43,067
Dividends payable	1,193	24,696
Other current liabilities	155,120	111,971
	1,771,742	1,171,539

Long-term liabilities:
Long-term debt	3,539,997	2,845,667
Estimated liability for legal proceedings and labor claims	335,957	294,605
Taxes payable	425,212	381,805
Deferred income taxes	416,744	408,832
Other long-term liabilities	213,733	209,402
	4,931,643	4,140,311

Shareholders’ equity:
Common shares class A1, $.01 par value. 1,000,000,000 shares authorized; 174,355,341 shares issued and outstanding	1,743	1,743
Common shares class B1, $.01 par value. 96,332,044 shares authorized, issued and outstanding	963	963
Common shares class B2, $.01 par value. 92,554,316 shares authorized	-	-
Additional paid-in capital	1,997,090	1,932,117
Accumulated other comprehensive income	228,463	167,103
Retained earnings	240,857	242,264
Equity attributable to shareholders of Cosan Ltd	2,469,116	2,344,190
Equity attributable to noncontrolling interests	1,569,371	1,338,866
Total shareholders’ equity	4,038,487	3,683,056
Total liabilities and shareholders’ equity	10,741,872	8,994,906

See accompanying notes to condensed consolidated financial statements.

3

COSAN LIMITED

Condensed consolidated statements of operations
Nine-month periods ended December 31, 2010 and 2009
(In thousands of U.S. dollars, except share and per-share data)
(Unaudited)

	December 31, 2010	December 31, 2009
Net sales	7,729,980	5,845,469
Cost of goods sold	(6,785,094)	(5,182,198)
Gross profit	944,886	663,271
Selling expenses	(441,685)	(345,159)
General and administrative expenses	(229,232)	(177,394)
Operating income	273,969	140,718
Other income (expenses):
Financial income (expenses), net	(48,391)	199,497
Gain on tax recovery program	-	121,554
Other (expenses) income	(17,348)	26,878

Income before income taxes and equity loss of affiliates	208,230	488,647
Income taxes expense	(86,449)	(178,298)

Income before equity loss of affiliates	121,781	310,349
Equity loss of affiliates	(1,247)	(5,464)

Net income	120,534	304,885
Less net income attributable to noncontrolling interests	(51,527)	(97,025)
Net income attributable to Cosan Ltd	69,007	207,860

Per-share amounts attributable to Cosan Ltd

Basic and diluted	0.25	0.77

Weighted number of shares outstanding
Basic and diluted	270,687,385	270,687,385
See accompanying notes to condensed consolidated financial statements.

4

COSAN LIMITED

Condensed consolidated statement of shareholders’ equity and comprehensive income
Nine-month period ended December 31, 2010
(In thousands of U.S. dollars, except share data)
(Unaudited)

	Common stock
	Common number of class A Shares	Common number of class B shares	Common amount of class A shares	Common amount of class B shares	Additional paid-in capital	Retained earnings	Accumulated other comprehensive income	Noncontrolling interests	Total shareholders’ equity
Balances at March 31, 2010	174,355,341	96,332,044	1,743	963	1,932,117	242,264	167,103	1,338,866	3,683,056

Exercise of stock options	-	-	-	-	(1,481)	-	(157)	3,522	1,884
Exercise of common stock warrants	-	-	-	-	-	-	-	1	1
Issuance of common shares of Rumo to Non-controlling interest	-	-	-	-	73,111	-	-	154,679	227,790
Proportionate share on stock issuance costs of investee	-	-	-	-	(307)	-	-	(187)	(494)
Share based compensation	-	-	-	-	552	-	-	335	887
Dividends	-	-	-	-	-	(70,414)	-	(17,948)	(88,362)
Subsidiary acquisition of its own common stock (treasury shares)	-	-	-	-	(6,902)	-	215	(2,282)	(8,969)
Net Income	-	-	-	-	-	69,007	-	51,527	120,534
Pension plan	-	-	-	-	-	-	(962)	(584)	(1,546)
Effective portion of gains/losses on derivative instrument that qualifies as a cash flow hedge	-	-	-	-	-	-	(89,701)	(54,550)	(144,251)
Gains/losses on available for sale securities	-	-	-	-	-	-	2,203	-	2,203
Currency translation adjustment	-	-	-	-	-	-	149,762	95,992	245,754
Total comprehensive income	-	-	-	-	-	-			222,694

Balances at December 31, 2010	174,355,341	96,332,044	1,743	963	1,997,090	240,857	228,463	1,569,371	4,038,487

See accompanying notes to condensed consolidated financial statements.

5

COSAN LIMITED

Condensed consolidated statements of cash flows
Nine-month period ended December 31, 2010 and 2009
(In thousands of U.S. dollars)
(Unaudited)

	December 31. 2010	December 31. 2009
Cash flows from operating activities:
Net income attributable to Cosan Limited	69,007	207,860
Adjustments to reconcile net income to cash provided by operating activities:
Depreciation and amortization	521,429	380,791
Deferred income taxes	52,443	137,220
Interest, monetary and exchange variation	50,043	(262,024)
Gain on tax recovery program	-	(121,554)
Net income attributable to noncontrolling interests	51,527	97,025
Others	11,274	(22,396)
Decrease/increase in operating assets and liabilities
Trade accounts receivable net	81,253	94,947
Inventories	(460,808)	(288,984)
Taxes recoverable	(38,518)	(5,111)
Advances to suppliers	(32,877)	(4,520)
Trade accounts payable	111,009	55,264
Derivative financial instruments	14,403	67,138
Taxes payable	(10,798)	(59,581)
Other assets and liabilities, net	(46,797)	37,227
Net cash provided by operating activities	372,590	313,302

Cash flows from investing activities:
Restricted cash	(165,796)	(92,059)
Cash received from sales of noncurrent assets	12,066	-
Acquisition of investment	(9,883)	-
Acquisition of property, plant and equipment	(929,101)	(678,093)
Acquisitions, net of cash acquired	-	(239,659)
Dividends received	71,927	-
Others	-	69,472
Net cash used in investing activities	(1,020,787)	(940,339)

Cash flows from financing activities:
Related parties	-	(63,858)
Proceeds from issuance of common stock	227,790	304,426
Acquisition of treasury shares	(8,969)	-
Additions of long-term debt	1,348,242	1,681,429
Dividends payments	(187,407)	-
Payments of long-term debt	(746,965)	(1,485,016)
Net cash provided by financing activities	632,691	436,981
Effect of exchange rate changes on cash and cash equivalents	85,397	197,981
Net increase (decrease) in cash and cash equivalents	69,891	7,925
Cash and cash equivalents at beginning of period	623,675	508,784
Cash and cash equivalents at end of period	693,566	516,709

Supplemental cash flow information
Cash paid during the period for:
Interest	182,149	146,041
Income taxes	16,045	2,189

See accompanying notes to condensed consolidated financial statements.

6

COSAN LIMITED

Notes to the condensed consolidated financial statements
(In thousands of U.S. dollars, unless otherwise stated)
(Unaudited)

1.	Operations

Cosan Limited (“Cosan” and “the Company”) was incorporated in Bermuda as an exempted company on April 30, 2007. In connection with its incorporation, Cosan Limited issued 1,000 shares of common stock for $10.00 to Mr. Rubens Ometto Silveira Mello, who indirectly controls Cosan S.A. Indústria e Comércio and its subsidiaries (“Cosan S.A.”).

The companies included in the condensed consolidated financial statements have as their primary activity the production of ethanol and sugar, the marketing and distribution of fuel and lubricants in Brazil, and logistics services in the state of São Paulo, Brazil.

On February 1, 2010, the Company announced that it, along with Royal Dutch Shell - (“Shell”), had reached a non-binding memorandum of understanding (“MOU”)  to form a joint venture for a combined 50/50 investment. On August 25, 2010, Cosan announced the conclusion of the negotiations with Shell and signed a binding MOU along with other arrangements. Cosan will contribute its sugar and ethanol and its distribution assets to the joint venture while Shell will contribute its distribution assets in Brazil. Shell will also make a fixed cash contribution in the amount of $1.6 billion over a 2 year period. The sugar logistics and distribution of lubricants business along with the investment in Radar Propriedades Agrícolas S.A. will not be contributed to the joint venture. On January 4, 2011, the Company received unconditional merger clearance from the European Union to form the proposed Joint Venture in Brazil. The two companies will now focus on securing conditions precedent to be met or waived, and detailed integration work before launching the joint venture, expected for the first half of 2011, as announced on August 25, 2010. The Joint Venture is still under analysis by the Brazilian Competition Authority (CADE. During the nine-month period ended December 31, 2010, this association did not generate any accounting records.

On July 2, 2010, the indirect subsidiary Novo Rumo Logística S.A. (“Novo Rumo”), entered into a Subscription Agreement with TPG Participações and GIF LOG Participações S.A. (“Investors”) whereby the investors would acquire a 25% equity interest of Rumo Logistica S.A. (“Rumo”), a subsidiary of Novo Rumo. On September 2, 2010, the subscription took place through a capital increase in the amount of $227,790, paid in equal portions by the Investors and the issuance of shares by Rumo. Before the payment the Company held, directly and indirectly, an equity interest of 92.9% in Novo Rumo, which, in turn, held an equity interest of 99.9% in Rumo Logistica S.A.. After the contribution, Novo Rumo now holds 75.0% of Rumo’s equity and each of the Investors hold a 12.5% interest. This transaction was treated as an equity transaction.

7

COSAN LIMITED

Notes to the condensed consolidated financial statements (Continued)
(In thousands of U.S. dollars, unless otherwise stated)
(Unaudited)

2.	Presentation of the consolidated financial statements

a.	Basis of reporting for interim financial statements

In the opinion of management, the unaudited condensed consolidated financial statements reflect all adjustments (consisting of normal recurring accruals) considered necessary for a fair presentation of the Company’s results for the periods presented. Interim results for the nine-month period ended December 31, 2010, are not necessarily indicative of the results that may be expected for the fiscal year.

The unaudited condensed consolidated financial statements include the accounts of Cosan Limited and its subsidiaries. All significant intercompany transactions have been eliminated.

These condensed consolidated financial statements should be read in conjunction with Cosan Limited`s annual consolidated financial statements for the fiscal year ended March 31, 2010.

The functional currency and the reporting currency of Cosan is the U.S. dollar.  The Brazilian real is the currency of the primary economic environment in which Cosan S.A. and its subsidiaries located in Brazil operate and generate and expend cash and is the functional currency, except for the foreign subsidiaries in which U.S. dollar is the functional currency. However, Cosan S.A. utilizes the U.S. dollar as its reporting currency. The accounts of Cosan S.A. are maintained in Brazilian reais, which have been translated into U.S. dollars in accordance with Accounting Standards Codification (“ASC”) 830 “Foreign Currency Matters”. The assets and liabilities are translated from reais to U.S. dollars using the official exchange rates reported by the Brazilian Central Bank at the balance sheet date and revenues, expenses, gains and losses are translated using the average exchange rates for the period. The translation gain or loss is included in the accumulated other comprehensive income component of shareholders’ equity, and in the statement of comprehensive income for the period in accordance with the criteria established in ASC 220 “Comprehensive Income”.

The exchange rate of the Brazilian real (R$) to the US$ was R$1.67=US$ 1.00 at December 31, 2010 and R$1.78=US$1.00 at March 31, 2010.

8

COSAN LIMITED

Notes to the condensed consolidated financial statements (Continued)
(In thousands of U.S. dollars, unless otherwise stated)
(Unaudited)

2.	Presentation of the consolidated financial statements (Continued)

b.	Use of estimates

The preparation of condensed consolidated financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the amounts reported in the condensed consolidated financial statements and accompanying notes. Actual results could differ from these estimates. These estimates and assumptions are reviewed and updated regularly to reflect recent experience.

c.	New Accounting Pronouncements

In January 2010, the FASB issued ASU 2010-06, Fair Value Measurements and Disclosures (Topic 820): Improving Disclosures about Fair Value Measurements, which will require companies to make new disclosures about recurring or nonrecurring fair value measurements including significant transfers into and out of Level 1 and Level 2 fair value hierarchies and information on purchases, sales, issuance and settlements on a gross basis in the reconciliation of Level 3 fair value measurements. The ASU is effective prospectively for financial statements issued for fiscal years and interim periods beginning after December 15, 2009. The new disclosures about purchases, sales, issuance and settlements on a gross basis in the reconciliation of Level 3 fair value measurements is effective for interim and annual reporting periods beginning after December 15, 2010. The Company expects that the adoption of ASU 2010-06 will not have a material impact on its consolidated financial statements.

9

COSAN LIMITED

Notes to the condensed consolidated financial statements (Continued)
(In thousands of U.S. dollars, unless otherwise stated)
(Unaudited)

2.	Presentation of the consolidated financial statements (Continued)

c.	New Accounting Pronouncements (Continued)

In December 2010, the FASB issued ASU 2010-28, When to Perform Step 2 of the Goodwill Impairment Test for Reporting Units with Zero or Negative Carrying Amounts, a consensus of the FASB Emerging Issues Task Force (Issue No. 10-A). This ASU modifies Step 1 of the goodwill impairment test under FASB ASC Topic 350, Intangibles-Goodwill and Other, for reporting units with zero or negative carrying amounts to require an entity to perform Step 2 of the goodwill impairment test if it is more likely than not that a goodwill impairment exists. In determining whether it is more likely than not that a goodwill impairment exists, an entity should consider whether there are adverse qualitative factors in determining whether an interim goodwill impairment test between annual test dates is necessary. The ASU allows an entity to use either the entity or enterprise valuation premise to determine the carrying amount of a reporting unit. On adoption of the ASU, goodwill impairment that results from this requirement to perform Step 2 of the goodwill impairment test would be recognized as a cumulative effect adjustment to beginning retained earnings in the period of adoption. This ASU is effective for fiscal years, and interim periods within those years, beginning after December 15, 2010. The Company expects that the adoption of ASU 2010-28 will not have a material impact on its consolidated financial statements.

d.	Derivative financial instruments

Cosan accounts for derivative financial instruments utilizing ASC 815, “Accounting for Derivative Instruments and Hedging Activities”, as amended. As part of Cosan’s risk management program, it uses a variety of financial instruments, including commodity futures contracts, forward currency agreements, interest rate and foreign exchange swap contracts and option contracts. Beginning April 1, 2010, Cosan recognized a portion of its derivative instruments as cash flow hedge transactions.  The derivative instruments are measured at fair value and the gains or losses resulting from the changes in fair value of the instruments are recorded in financial income or financial expense or other comprehensive income when designated as a cash flow hedge (effective portion only). See note 14 for further detail.

10

COSAN LIMITED

Notes to the condensed consolidated financial statements (Continued)
(In thousands of U.S. dollars, unless otherwise stated)
(Unaudited)

3.	Inventories

	December 31, 2010	March 31, 2010
Finished goods:
Sugar	349,697	52,561
Ethanol	300,691	31,573
Lubricants and fuel (Gasoline, Diesel and Ethanol)	201,254	149,613
	851,642	233,747

Annual maintenance cost of growing crops	220,475	243,709
Supplies and others	134,226	110,264
	1,206,343	587,720

4.	Taxes payable

	December 31, 2010	March 31, 2010

ICMS – State VAT	25,325	27,623
IPI	22,832	3,582
INSS	13,932	13,414
PIS	3,816	4,564
COFINS	17,571	18,010
Tax Recovery from Brazilian Law No 11.941/09 and MP 470/09	398,438	373,650
Income tax and social contribution	59,000	50,471
Others	16,045	11,694
	556,959	503,008
Current liabilities	(131,307)	(121,203)
Long-term liabilities	425,652	381,805

11

COSAN LIMITED

Notes to the condensed consolidated financial statements (Continued)
(In thousands of U.S. dollars, unless otherwise stated)
(Unaudited)

5.	Long-term debt

The Company’s debt is summarized as follows:

	Index	Average annual interest rate	December 31, 2010	March 31, 2010
Resolution No. 2471 (PESA)	IGP-M	3.9%	350,605	297,243
Senior notes due 2014	US Dollar	9.5%	363,300	354,433
Senior notes due 2017	US Dollar	7.0%	412,160	405,258
Perpetual notes	US Dollar	8.3%	759,265	455,820
BNDES	TJLP	3.6%	974,099	520,068
Credit notes	DI	2.4%	183,516	212,660
Credit notes	US Dollar	6.2%	101,094	102,656
Export Pre-payments	US Dollar + Libor	6.3%	435,451	547,230
ACC – Export pre payments	US Dollar	1.6%	126,248	103,416
Others	Various	Various	532,298	317,944
	4,238,036	3,316,728
Current portion	(698,039)	(471,061)
Long-term debt	3,539,997	2,845,667

Long-term debt has the following scheduled maturities:

2012	526,824
2013	229,084
2014	573,392
2015	428,972
2016 and thereafter	1,781,725
3,539,997

Resolution No. 2471 - Special Agricultural Financing Program (Programa Especial de Saneamento de Ativos), or PESA

To extend the repayment period of debt incurred by Brazilian agricultural producers, the Brazilian government passed Law 9.138 followed by Central Bank Resolution 2,471, which, together, formed the PESA program.  PESA offered certain agricultural producers with certain types of debt the opportunity to acquire Brazilian treasury bills (“CTNs”) in an effort to restructure their agricultural debt. The face value of the Brazilian treasury bills was the equivalent of the value of the restructured debt and was for a term of 20 years.

12

COSAN LIMITED

Notes to the condensed consolidated financial statements (Continued)
(In thousands of U.S. dollars, unless otherwise stated)
(Unaudited)

5.	Long-term debt (Continued)

Resolution No. 2471 - Special Agricultural Financing Program (Programa Especial de Saneamento de Ativos), or PESA (Continued)

The acquisition price was calculated by the present value, discounted at a rate of 12% per year or at the equivalent of 10.4% of its face value. The CTNs were deposited as a guarantee with a financial institution and cannot be renegotiated until the outstanding balance is paid in full. The outstanding balance associated with the principal is adjusted in accordance with the IGP-M until the expiration of the restructuring term, which is also 20 years, at which point the debt will be discharged in exchange for the CTNs. Because the CTNs will have the same face value as the outstanding balance at the end of the term, it will not be necessary to incur additional debt to pay the PESA debt.

On July 31, 2003, the Central Bank issued Resolution 3,114, authorizing the reduction of up to five percentage points of PESA related interest rates, effectively lowering the above-mentioned rates to 3%, 4% and 5%, respectively. The CTNs held by Cosan S.A. as of December 31, 2010 and March 31, 2010 amounted to $172,445 and $143,495, respectively, and are classified as other non-current assets.

Senior notes due 2014

On August 4, 2009, the indirect subsidiary CCL Finance Limited issued $ 350,000 of senior notes in the international capital markets. These senior notes, listed on the Luxembourg Stock Exchange, mature in August 2014 and bear interest at a rate of 9.5% per annum, payable semi-annually in February and August of each year, from February of 2010.

Senior notes due 2017

On January 26, 2007, Cosan Finance Limited, an indirect subsidiary of the Company, issued $400,000 of senior notes in the international capital markets. These senior notes, listed on the Luxembourg Stock Exchange, mature in November 2017 and bear interest at a rate of 7% per annum, payable semi-annually. The senior notes are guaranteed by Cosan S.A., and its subsidiary, Cosan Açucar e Álcool.

13

COSAN LIMITED

Notes to the condensed consolidated financial statements (Continued)
(In thousands of U.S. dollars, unless otherwise stated)
(Unaudited)

5.	Long-term debt (Continued)

Perpetual notes

On January 24 and February 10, 2006, Cosan S.A. issued perpetual notes which are listed on the Luxembourg Stock Exchange - EURO MTF. These notes bear interest at a rate of 8.25% per year, payable quarterly on May 15, August 15, November 15 and February 15 of each year, beginning May 15, 2006. These notes may, at the discretion of Cosan, be redeemed on any interest payment date subsequent to February 15, 2011. The notes are guaranteed by Cosan S.A. and by Cosan Açucar e Álcool.

On November 5, 2010 the subsidiary Cosan Overseas Limited issued $300,000 of perpetual notes in the foreign market, in accordance with “Regulation S”. These notes bear interest at a rate of 8.25% per year, payable quarterly.

BNDES

Refers to the financing of cogeneration and logistics projects, as well as the financing of the Jataí and Caarapó greenfields (sugar and ethanol mills). The BNDES financing is due from 2012 through 2025.

Credit Notes

The Company executed several credit note agreements with several financial institutions during 2010 which will be paid through export operations during 2012. The credit notes bear interest at rates between 2.1% and 6.2% per annum, payable semi-annually.

Export Pre-payment Notes

During the third quarter of 2009, the Company obtained funds from export pre-payment notes for the total amount of $530,000. The export pre-payment notes are due from 2012 through 2014, and bear interest of Libor plus 6.3%.

Covenants

Cosan and its subsidiaries are subject to certain restrictive covenants related to their indebtedness.

At December 31, 2010, Cosan was in compliance with its debt covenants.

14

COSAN LIMITED

Notes to the condensed consolidated financial statements (Continued)
(In thousands of U.S. dollars, unless otherwise stated)
(Unaudited)

6.	Related parties

Assets and liabilities with related parties are summarized as follows:

	Assets
	December 31, 2010	March 31, 2010

Rezende Barbosa S.A. Administração e Participações	50,014	48,889
Vertical UK LLP	7,575	8,403
Others	216	2,377
	57,805	59,669
Current (*)	(12,183)	(13,958)
Noncurrent (*)	45,622	45,711

	Liabilities
	December 31, 2010	March 31, 2010

Rezende Barbosa S.A. Administração e Participações	43,356	-
Logispot Armazéns Gerais S.A.	-	6,313
Others	1,434	1,781
	44,790	8,094
Current (*)	(44,790)	(8,094)
Noncurrent	-	-

(*) included in other current and non-current assets or liabilities

The receivable of $50,014 ($48,889 as of March 31, 2010) with Rezende Barbosa S.A. Administração e Participações is related to credits assumed by Rezende Barbosa, in connection with the acquisition of Cosan Alimentos and intercompany loans.

The amount receivable from the affiliate Vertical UK LLP, refers to ethanol trading, with an average maturity date of 30 days.

The payable of $43,356 with Rezende Barbosa S.A. Administração e Participações is related to the purchase of sugar cane. This amount is presented offset of credits assumed by Rezende Barbosa, in connection with the acquisition of Cosan Alimentos and intercompany loans.

The payable to Logispot is related to the remaining payment in connection with the interest acquired, which were settled during the period.

15

COSAN LIMITED

Notes to the condensed consolidated financial statements (Continued)
(In thousands of U.S. dollars, unless otherwise stated)
(Unaudited)

6.	Related parties (Continued)

Cosan conducts some of its operations through various ventures and other partnership forms which are principally accounted for using the equity method.  The condensed consolidated income statement includes the following amounts resulting from transactions with related parties:

	December 31, 2010	December 31, 2009
Transactions involving assets
Sale of products and services to associates	103,529	98,320
Cash received due to the sale of products, services, and other assets	(109,230)	(109,642)
Added through acquisition	-	73,338

Transactions involving liabilities
Purchase of sugar cane from associates	173,845	80,227
Payments to associates	(139,361)	(52,667)

The purchase and sale of products are carried out at arm’s length and unrealized profit or losses with consolidated companies have been eliminated. Those operations are also carried out at prices and under conditions similar to those existing in the market.

At December 31 and March 31, 2010, Cosan S.A. and its subsidiaries were lessees of approximately 68,000 hectares (unaudited) of affiliated companies’ land and land of its related party Radar Propriedades Agrícolas S.A., which is controlled by another shareholder. Additionally, Cosan and its subsidiary Cosan S.A. Açucar e Álcool purchased a total of 6,003  thousands of tons of sugar cane (unaudited) from Rezende Barbosa during the nine-month period ended December 31, 2010. These operations are carried out under conditions and prices similar to those prevailing in the market, calculated based on sugarcane tons per hectare, valued in accordance with the price established by CONSECANA (São Paulo State Council of Sugarcane, Sugar and Ethanol Producers).

16

COSAN LIMITED

Notes to the condensed consolidated financial statements (Continued)
(In thousands of U.S. dollars, unless otherwise stated)
(Unaudited)

7.	Estimated liability for legal proceedings and labor claims and commitments

	December 31, 2010	March 31, 2010
Tax contingencies	192,615	173,924
Civil and labor contingencies	143,342	120,681
	335,957	294,605

Cosan and its subsidiaries are parties to various ongoing labor claims, civil and tax proceedings in Brazil arising in the normal course of its business. Respective provisions for contingencies were recorded considering those cases in which the likelihood of loss has been rated as probable. Management believes resolution of these disputes will have no significant effect compared to the estimated amounts accrued.

Judicial deposits recorded by Cosan under other non-current assets, in the balance sheet, amounting to $108,558 at December 31, 2010 ($94,083 at March 31, 2010) have been made for certain of these suits. Judicial deposits are restricted assets of Cosan placed on deposit with the court and held in judicial escrow pending legal resolution of the related legal proceedings.

The major tax contingencies as of December 31, 2010 and March 31, 2010 are described as follows:

	December 31, 2010	March 31, 2010
Compensation with Finsocial	108,561	97,114
ICMS credits	43,170	33,824
PIS and Cofins	15,590	11,910
IPI – Federal VAT	5,179	4,692
Other	20,115	26,384
	192,615	173,924

17

COSAN LIMITED

Notes to the condensed consolidated financial statements (Continued)
(In thousands of U.S. dollars, unless otherwise stated)
(Unaudited)

7.	Estimated liability for legal proceedings and labor claims and commitments (Continued)

The detail of the movement in the estimated liability for legal proceedings and labor claims is as follows:

Balance at March 31, 2010	294,605
Provision	29,081
Settlements	(38,006)
Accrued interest	29,282
Foreign currency translation	20,995
Balance at December 31, 2010	335,957

In addition to the aforementioned claims, Cosan and its subsidiaries are involved in other contingent liabilities relating to tax, civil and labor claims and environmental matters, which have not been recorded, considering their current stage and the likelihood of unfavorable outcomes rated as possible. These claims are broken down as follows:

	December 31, 2010	March 31, 2010
Withholding income tax	115,103	102,652
ICMS – State VAT	292,042	180,988
IPI - Federal VAT	264,375	246,190
PIS and COFINS	89,068	80,604
Civil and labor	373,097	275,403
INSS and other	124,917	69,842
	1,258,602	955,679

18

COSAN LIMITED

Notes to the condensed consolidated financial statements (Continued)
(In thousands of U.S. dollars, unless otherwise stated)
(Unaudited)

8.	Accounts receivable from Federal Government

The subsidiary Cosan Açúcar e Álcool has several indemnification suits filed against the Federal Government. The suits relate to product prices that did not conform to the reality of the market, which were mandatorily established at the time the sector was under the Government‘s control.

In connection with one of these suits, a final and unappealable decision in the amount of US$149,121 was rendered in September 2006 in favor of Usina de Barra. This has been recorded as a gain in the statement of operations in 2007. Since the recorded amount is substantially composed of interest and monetary restatement, it was recorded in financial income and in a non-current receivable on the balance sheet. In connection with the settlement process, the form of payment continues to be negotiated with the government.

At December 31, 2010, the receivable and corresponding lawyers’ fees totaled US$205,323 and US$24,639 (US$187,385 and US$22,486 at March 31, 2010), respectively.

9.	Financial income and expenses, net

	Nine-month period ended
	December 31, 2010	December 31, 2009
Financial expenses
Interest	(215,661)	(207,538)
Monetary variation	(39,246)	(82,777)
Other	(2,194)	(3,258)
	(257,101)	(293,573)
Financial income
Interest	33,193	52,672
Monetary variation	14,361	2,520
Other	34,632	39,951
	82,186	95,143

Foreign exchange gains	124,640	318,098

Derivatives
Commodities	(14,380)	(193,880)
Exchange rate and interest	16,264	273,709
	1,884	79,829
Financial income, net	(48,391)	199,497

19

COSAN LIMITED

Notes to the condensed consolidated financial statements (Continued)
(In thousands of U.S. dollars, unless otherwise stated)
(Unaudited)

10.	Income taxes

Income tax expense attributable to income from operations for the nine-month periods ended December 31, 2010 and 2009 consists of:

	December 31, 2010	December 31, 2009
Income taxes expense:
Current	(34,016)	(41,078)
Deferred	(52,433)	(137,220)
	(86,449)	(178,298)

Income taxes for the nine-month periods ended December 31, 2010 and 2009, differed from the amounts computed by applying the income tax rate of 25% and social contribution tax rate of 9% to income before income taxes due to the following:

	December 31, 2010	December 31, 2009
Income before income taxes and equity in loss of affiliates	208,230	488,647
Income tax expense at statutory rate — 34%	(70,798)	(166,140)
Increase (reduction) in income taxes resulting from:
Nontaxable income (loss) of the Company	(1,001)	6,410
Equity in earnings of affiliates not subject to taxation	(430)	(1,840)
Nondeductible donations and contributions	(4,610)	(1,437)
Recognized granted options	(300)	(1,526)
Tax loss carryforward unrealizable in subsidiaries	(4,315)	(1,359)
Others	(4,995)	(12,406)
Income tax expense	(86,449)	(178,298)

Cosan accounts for unrecognized tax benefits in accordance with ASC 740, “Accounting for Uncertainly in Income Taxes”. A reconciliation of the beginning and ending amount of unrecognized tax benefits in the estimated liability for legal proceedings, and labor claims, is as follows:

Balance at March 31, 2010	49,013
Accrued interest on unrecognized tax benefit	1,916
Settlements	(145)
Effect of foreign currency translation	3,428
Balance at December 31, 2010 (*)	54,212
(*) Recorded as taxes payable (long-term)

20

COSAN LIMITED

Notes to the condensed consolidated financial statements (Continued)
(In thousands of U.S. dollars, unless otherwise stated)
(Unaudited)

10.	Income taxes (Continued)

It is possible that the amount of unrecognized tax benefits will change in the next twelve months, however, an estimate of the range of the possible change cannot be made at this time due to the long time to reach a settlement agreement or decision with the taxing authorities.

The Company and its subsidiaries file income tax returns in Brazil and they are subject to income tax examinations by the relevant tax authorities for the years 2005 through 2010.

11.	Shareholders’ equity

a.	Capital

As of December 31, 2010 and March 31, 2010, Cosan Limited’s share capital consists of:

Shareholder	Class A shares and/or BDRs	%	Class B shares	%
Queluz Holding Limited	11,111,111	6.37	66,321,766	68.85
Usina Costa Pinto S.A. Açúcar e Álcool	-	-	30,010,278	31.15
Aguassanta Participaçơes S.A.	5,000,000	2.87	-	-
Gávea Funds	33,333,333	19.12	-	-
Others	124,910,897	71.64	-	-
Total	174,355,341	100.00	96,332,044	100.00

b. Additional paid-in capital and noncontrolling interest

As mentioned in note 1, on September 2, 2010, the shareholders approved a capital increase at Rumo through issuance of shares in exchange for cash provided by investors. As a result of this transaction Cosan recorded noncontrolling interest at the amount $154,679. The cash contribution in excess of the book value the investors interest in Rumo has been accounted for as an equity transaction, leading to an additional paid-in capital of $73,111.

c.  Dividends

On the August 6, 2010, shareholders’ meeting, it was approved the payment of dividends at the amount of $70,414 in relation to the year ended March 31, 2010.

21

COSAN LIMITED

Notes to the condensed consolidated financial statements (Continued)
(In thousands of U.S. dollars, unless otherwise stated)
(Unaudited)

12.	Deferred gain on sale of investments in subsidiaries

Agrícola Ponte Alta S.A. is a subsidiary whose principal assets are land used for the growing of sugarcane for Cosan S.A. On December 15, 2008, the shareholders approved a partial spin-off of the assets of Ponte Alta and created four new subsidiaries.  Agricultural land was then transferred from Ponte Alta to each of the entities. On December 30, 2008, two of the entities, Nova Agrícola Ponte Alta S.A. and Terras da Ponte Alta S.A. were sold to Radar, an affiliate company accounted for by the equity method. The selling price was fair value, $123,596, which resulted in a gain of $47,080. This gain has previously been deferred since there were no lease contracts executed for the land, which was being used by Cosan S.A. for a monthly fee. During the year ended March 31, 2009 the lease contracts were executed, and the gain is being amortized to profit and loss over the 19 year average term of the leases since then.

During the nine-month period ended December 31, 2010, Cosan S.A. recognized a gain of $2,893 related to this sale-leaseback transaction.

13.	Share-based compensation

Cosan Limited’s subsidiary, Cosan S.A., offers a stock option plan to officers and employees. The plan authorizes the issue of up to 5% of the shares comprising Cosan S.A.’s share capital. The exercise of options may be settled only through issuance of new common shares or treasury shares.

The employees that resign Cosan S.A. before the vesting period will forfeit 100% of their rights. However, if the employment is terminated by Cosan S.A. without cause, the employees will have right to exercise 100% of their options of that particular year plus the right to exercise 50% of the options of the following year.

22

COSAN LIMITED

Notes to the condensed consolidated financial statements (Continued)
(In thousands of U.S. dollars, unless otherwise stated)
(Unaudited)

13.	Share-based compensation (Continued)

The fair value of share-based awards was estimated using a binominal model with the following assumptions:

	Options granted on September 22, 2005	Options granted on September 11, 2007	Options granted on August 7, 2009
Grant price - in U.S. dollars	3.67	3.67	3.67
Expected life (in years)	7.5	7.5	Immediate
Interest rate	14.52%	9.34%	(1)
Expected volatility	34.00%	46.45%	(1)
Expected dividend yield	1.25%	1.47%	(1)
Weighted-average fair value at grant date - in U.S. dollars	7.41	10.92	(1)

(1)	The options were fully vested at the date of issuance so the fair value was the quoted market price as of the grant date.

As of December 31, 2010, the amount of $851 related to the unrecognized compensation cost related to stock options is expected to be recognized in 9 months.

As of December 31, 2010 there were 112,440  options outstanding with a weighted-average exercise price of $3.67.

23

COSAN LIMITED

Notes to the condensed consolidated financial statements (Continued)
(In thousands of U.S. dollars, unless otherwise stated)
(Unaudited)

14.	Risk management and financial instruments

  a)  Risk management

The Company is exposed to market risks, mainly related to the volatility of sugar prices and foreign exchange rates. Management analyzes these risks and uses financial instruments to hedge a portion of the risk exposure.

On December 31 and March 31, 2010, fair values related to transactions involving derivative financial instruments with the purpose of hedge or other purposes were measured at market value (fair value) by observables factors such as quoted prices in active markets or discounted cash flows based on market curves and are presented below:

	Notional		Fair Value
	December 31,	March 31,	December 31,	March 31,
	2010	2010	2010	2010
Price risk
Commodity derivatives
Future contracts	1,027,319	661,110	(157,488)	63,101
Options contracts	11,727	603,357	(25,908)	(6,586)
Swap contracts	758,912	56,594	(4)	607
			(183,400)	57,122
Exchange rate risk

Future contracts	154,309	1,180,829	1,321	264
Forward contracts	682,979	537,422	60,933	20,527
Options contracts	35,711	377,036	2,955	8,827
			65,209	29,618
Interest rate risk
Interest derivative	207,574	291,291	(1,269)	(351)
			(1,269)	(351)
Total			(119,460)	86,389
Total Assets			108,032	129,456
Total Liabilities			(227,492)	(43,067)

  b)  Price risk

This arises from the possibility of fluctuations in the market prices of products sold by the Company, mainly raw material sugar - VHP (sugar #11) and white sugar (LIFFE sugar #5). These fluctuations in prices can cause substantial changes in the revenues of the Company.  To mitigate these risks, the Company constantly monitors the markets, seeking to anticipate changes in prices. The positions of the consolidated derivative financial instruments to hedge the price risk of commodities are shown in the table below:

24

COSAN LIMITED

Notes to the condensed consolidated financial statements (Continued)
(In thousands of U.S. dollars, unless otherwise stated)
(Unaudited)

14.	Risk management and financial instruments (continued)

  b) Price risk (Continued)

Price risk: price derivatives outstanding as of December 31, 2010
Derivative	Purchased / sold	Market	Contract	Maturity	Notional	Fair Value
Derivative financial instruments designated as cash flow hedges
Future	Sold	NYBOT	#11	01/Mar/11	(141.838)	(41.973)
Future	Sold	NYBOT	#11	01/May/11	(26.294)	(14.623)
Future	Sold	NYBOT	#11	01/Jul/11	(107.259)	(26.491)
Future	Sold	NYBOT	#11	01/Oct/11	(74.827)	(19.438)
Future	Sold	NYBOT	#11	01/Mar/12	(20.049)	(335)
Swap	Sold	NYBOT	#11	01/Mar/11	(30.238)	(23.353)
Swap	Sold	NYBOT	#11	01/May/11	(16.534)	115
Swap	Sold	NYBOT	#11	01/Jul/11	(170.502)	(18.724)
Swap	Sold	NYBOT	#11	01/Oct/11	(176.946)	(20.452)
Subtotal designated as cash flow hedges					(764.487)	(165.274)

Derivative financial instruments not designated under hedge accounting

Future	Sold	NYBOT	#11	01/Mar/11	(27.017)	(10.414)
Future	Sold	NYBOT	#11	01/Oct/11	(34.436)	(15.070)
					(61.453)	(25.484)

Future	Purchased	NYBOT	#11	01/Mar/11	(24.904)	1.285
Future	Purchased	NYBOT	#11	01/Mar/11	(5.960)	3.957
Future	Purchased	NYBOT	#11	01/Oct/11	(24.752)	2.643
Future	Purchased	NYBOT	#11	01/Mar/12	(30.125)	13.890
Swap	Purchased	NYBOT	#11	01/Jul/11	(53.872)	4.806
Swap	Purchased	NYBOT	#11	01/Oct/11	(61.768)	6.688
					(201.381)	33.270
Future	Sold	BMFBovespa	Hydrated ethanol	31/Jan/11	758.912	(4)
					758.912	(4)

Call	Sold	NYBOT/OTC	#11	01/Mar/11	3.022	(13.173)
Call	Sold	NYBOT	#11	01/Mar/11	451	(2.513)
Call	Sold	NYBOT	#11	01/Mar/11	160	(865)
Call	Sold	NYBOT/OTC	#11	01/Oct/11	1.711	(5.293)
Call	Sold	NYBOT/OTC	#11	01/Oct/11	2.390	(6.531)
					7.734	(28.374)

Put	Purchased	NYBOT/OTC	#11	01/Oct/11	1.677	1.000
Put	Purchased	NYBOT/OTC	#11	01/Oct/11	2.316	1.466
					3.993	2.466
Subtotal derivative financial instruments not designated under hedge accounting					507.807	(18.126)
Total price risk related derivatives					(256.680)	(183.400)

25

COSAN LIMITED

Notes to the condensed consolidated financial statements (Continued)
(In thousands of U.S. dollars, unless otherwise stated)
(Unaudited)

14.    Risk management and financial instruments (continued)

c)	Foreign exchange risk

This arises from the possibility of fluctuations in the exchange rates of the foreign currencies used by the Company for the export revenues of products, imports, debt cash flow and other assets and liabilities denominated in a foreign currency.  The Company uses derivative transactions to manage the risks of cash flow coming from the export revenues denominated in U.S. dollars, net of other cash flows denominated in foreign currency. The table below demonstrates the consolidated positions open as of December 31, 2010 of derivatives used to hedge exchange rates:

Foreing exchange risk: derivatives outstanding as of December 31, 2010
Derivative	Purchased / Sold	Market	Contract	Maturity	Notional	Fair value
					US$ (thousand)	US$ (thousand)
Derivative financial instruments designated as cash flow hedge.
Forward	Sold	OTC/Cetip	NDF	January 3, 2011	53,691	8,688
Forward	Sold	OTC/Cetip	NDF	April 1, 2011	111,196	9,104
Forward	Sold	OTC/Cetip	NDF	May 31, 2011	84,792	12,027
Forward	Sold	OTC/Cetip	NDF	July 1, 2011	59,597	7,134
Forward	Sold	OTC/Cetip	NDF	August 1, 2011	62,267	9,224
Forward	Sold	OTC/Cetip	NDF	October 3, 2011	156,860	20,715
Sub-total designated as cash flow hedge					528,403	66,892

Derivative financial instruments not designated under hedge accounting

Future	Sold	BMFBovespa	Commercial U.S. dollar rate	January 3, 2011	228,604	1,639
Future	Sold	BMFBovespa	Commercial U.S. dollar rate	February 1, 2011	83,526	809
Sub-total Future Sold					312,130	2,448
Future	Purchased	BMFBovespa	Commercial U.S. dollar rate	January 3, 2011	(157,821)	(1,126)
Sub-total Future Purchased					(157,821)	(1,126)

26

COSAN LIMITED

Notes to the condensed consolidated financial statements (Continued)
(In thousands of U.S. dollars, unless otherwise stated)
(Unaudited)

14.	Risk management and financial instruments (continued)

c)	Foreign exchange risk (Continued)

Foreign exchange risk: derivatives outstanding as of December 31, 2010
Derivative	Purchased / Sold	Market	Contract	Maturity	Notional	Fair value
Forward	Purchased	OTC	NDF (Offshore)	February 2, 2011	6,352	(140)
Forward	Purchased	OTC	NDF (Offshore)	May 2, 2011	6,470	(138)
Forward	Purchased	OTC	NDF (Offshore)	August 2, 2011	6,610	(136)
Forward	Purchased	OTC	NDF (Offshore)	November 1, 2011	6,749	(153)
Forward	Purchased	OTC	NDF (Offshore)	February 1, 2012	6,895	(190)
Forward	Purchased	OTC	NDF (Offshore)	May 2, 2012	7,035	(188)
Forward	Purchased	OTC	NDF (Offshore)	August 1, 2012	7,189	(198)
Forward	Purchased	OTC	NDF (Offshore)	October 30, 2012	7,345	(212)
Forward	Purchased	OTC	NDF (Offshore)	January 31, 2013	7,505	(215)
Forward	Purchased	OTC	NDF (Offshore)	April 30, 2013	7,646	(195)
Forward	Purchased	OTC	NDF (Offshore)	July 31, 2013	7,800	(181)
Forward	Purchased	OTC	NDF (Offshore)	October 31, 2013	7,956	(169)
Forward	Purchased	OTC	NDF (Offshore)	January 31, 2014	8,115	(191)
Forward	Purchased	OTC	NDF (Offshore)	April 29, 2014	8,248	(278)
Forward	Purchased	OTC	NDF (Offshore)	July 31, 2014	8,404	(379)
Forward	Purchased	OTC	NDF (Offshore)	October 31, 2014	8,559	(478)
Forward	Purchased	OTC	NDF (Offshore)	February 2, 2015	8,700	(551)
Forward	Purchased	OTC	NDF (Offshore)	April 29, 2015	8,838	(598)
Forward	Purchased	OTC	NDF (Offshore)	July 31, 2015	9,004	(660)
Forward	Purchased	OTC	NDF (Offshore)	October 30, 2015	9,155	(710)
Sub-total Forward Purchased					154,575	(5,960)
			Commercial U.S. dollar
Put Offshore	Purchased	OTC	rate	February 11, 2011	25,677	1,776
			Commercial U.S. dollar
Put Offshore	Purchased	OTC	rate	February 11, 2011	10,035	1,179
Sub-total Put Purchased					35,711	2,955
Total de Foreign exchange derivatives designated for exportation					872,999	65,209
Swap	Purchased	OTC/Cetip	U.S. dollar/DI		193,268	22,032
Swap	Sold	OTC/Cetip	U.S. dollar/DI		(193,268)	(22,032)
Total Foreing exchange					872,999	65,209

27

COSAN LIMITED

Notes to the condensed consolidated financial statements (Continued)
(In thousands of U.S. dollars, unless otherwise stated)
(Unaudited)

14.	Risk management and financial instruments (continued)

c)	Foreign exchange risk (Continued)

On December  31, 2010 and March 31, 2010, the Company had the following net exposure to the variation of U.S. dollar assets and liabilities denominated in U.S. dollars

	December 31, 2010	March 31, 2010
Amounts pending foreign exchange closing	9,666	71,732
Overnight	10,161	28,338
Trade notes receivable - foreign	57,704	83,467
Senior Notes due in 2014	(363,300)	(354,433)
Senior Notes due in 2017	(412,160)	(405,258)
Perpetual bonds	(759,265)	(455,820)
Foreign currency-denominated loans	(227,342)	(206,072)
Export pre-payments	(435,451)	(547,230)
Restricted cash	165,796	25,251
Exchange exposure	(1,954,191)	(1,760,025)

  d)  hedge accounting effects

The Company formally designated its transactions subject to hedge accounting for cash flow hedges from sugar VHP (raw material) export revenue, documenting: (i) the relationship of the hedge, (ii) the Company’s purpose for taking the hedge and its risk management strategy, (iii) identification of the financial instrument, (iv) the transaction or item covered, (v) the nature of the risk being hedged, (vi) a description of the hedging relationship (vii) the demonstration of correlation between the hedge and the object of coverage, and (viii) the prospective analysis of hedge effectiveness. The Company has designated derivative financial instruments of Sugar # 11 (NYBOT or OTC) to cover the risk of price and Non-Deliverable Forwards (NDF) to cover exchange rate risk, as demonstrated in topics (b) and (c) of this Note.

The Company records gains and losses deemed effective for purposes of hedge accounting to a specific account in shareholders´ equity (“other comprehensive income”), until the object of coverage (hedged item) affects the profit and loss.

28

COSAN LIMITED

Notes to the condensed consolidated financial statements (Continued)
(In thousands of U.S. dollars, unless otherwise stated)
(Unaudited)

14.	Risk management and financial instruments (continued)

  d) hedge accounting effects (Continued)

			Expected period to affect P&L
Derivative	Market	Risk	2010/2011	2011/2012	Total
Future	OTC/ NYBOT	#11	(56,790)	(221,363)	(278,153)
NDF	OTC/ CETIP	USD	5,693	53,896	59,589
			(51,097)	(167,467)	(218,564)

(-) Deferred income taxes			17,374	56,939	74,313
Shareholders' equity effect			(33,723)	(110,528)	(144,251)

The detail of the movement of the cash flow hedge gain or loss in other comprehensive income is as follows:

Cash flow hedges

Balance at March 31, 2010	-
Gain/(losses) of cash flow hedges for the period
Commodities future and swap contracts	(342,540)
Currency forward contracts	73,847
Reclassification adjustments for losses included in the income statement (net sales)	50,129
Total before tax effect	(218,564)
Tax effect on gain/(losses) of cash flow hedges for the period – 34%	74,313
Balance at December 31, 2010	(144,251)

During the nine-month period ended December 31, 2010, the Company recorded the amount of $8,967 on results for operations due to hedged items that would no longer qualify to be designated under hedge accounting. Also, the Company recorded the amount of $219 related to the gains and losses of the hedges’ ineffectiveness during the nine-month period ended December 31, 2010.

29

COSAN LIMITED

Notes to the condensed consolidated financial statements (Continued)
(In thousands of U.S. dollars, unless otherwise stated)
(Unaudited)

14.	Risk management and financial instruments (Continued)

e)	Interest rate risk

The Company monitors fluctuations of the interest rates related to certain loan contracts, mainly those with Libor interest rate risk, and in the event of increased volatility of such rates, it may engage in transactions with derivatives so as to minimize such risks. At December 31, 2010, the Company presented the following net balance sheet exposure related to interest rate risk:

Interest rate risk: outstanding interest rate swap derivatives on December 31, 2010
Derivative	Purchased/sold	Market	Contract	Number of Contract	Average price	Notional	Fair value
Swap	Purchased	OCT/Cetip	Fix/Libor 3 month	1	1.199%/libor 3 Month	69,192	(423)
Swap	Purchased	OCT/Cetip	Fix/Libor 3 month	1	1.199%/libor 3 Month	138,382	(846)
						207,574	(1,269)

f)	Credit risk

A significant portion of sales made by the Company is to a select group of best-in-class counterparts (i.e. trading companies, fuel distribution companies and large supermarket chains).

Credit risk is managed through specific rules of client acceptance including credit ratings and limits for customer exposure, including the requirement of a letter of credit from major banks and obtaining actual warranties on given credit, when applicable. Management believes that the risk of credit is covered by the allowance for doubtful accounts.

The Company buys and sells commodity derivatives in futures and options markets on the New York Board of Trade (NYBOT) and the London International Financial Futures and Options Exchange (LIFFE), as well as in the over-the-counter (OTC) market with selected counterparties. The Company buys and sells foreign exchange derivatives on BM&FBovespa and OTC contracts registered with CETIP (OTC clearing house) with banks Goldman Sachs & Co, Banco Barclays S.A., BNP Paribas Commodity Futures Ltd, Newedge LLC, Macquarie Bank Ltd, ADM Investors Services International Limited (Hencorp), Prudential Bache Commodities LLC, Natixis Commodity Markets Ltd, Espirito Santo Investmento do Brasil S.A., Deutsche Bank S.A. – Banco Alemão, Banco Bradesco S.A., Banco JP Morgan S.A., Banco Standard de Investimentos S.A., Banco Morgan Stanley Witter S.A. and Banco BTG Pactual S.A.

30

COSAN LIMITED

Notes to the condensed consolidated financial statements (Continued)
(In thousands of U.S. dollars, unless otherwise stated)
(Unaudited)

14.	Risk management and financial instruments (Continued)

f)	Credit risk (Continued)

Guarantee margins – The Company’s derivative operations on commodity exchanges (NYBOT, LIFFE and BM&FBovespa) require an initial guarantee margin. The brokers with which the Company operates on these commodity exchanges offer credit limits for these margins. As of December 30, 2010, the total credit limit used as initial margin was $83,227 ($38,543 as of March 31, 2010). As a requirement to trade in BM&FBovespa, the Company posted on December 31, 2010, the amount of $19,061 ($46,627 as of March 31, 2010) as guarantee in the form of a settlement bond issued by a first-class banking institution. Over-the-counter derivative transactions of the Company are exempt from margin guarantees.

g)	Debt acceleration risk

As of December 31, 2010 and March 31, 2010, the Company was a party to loan and financing agreements with covenants generally applicable to these operations, including requirements related to cash generation, debt to equity ratio and others. These covenants are being fully complied with by the Company and do not place any restrictions on its operations as a going-concern.

15.	Fair value measurements

Effective May 1, 2008, Cosan adopted ASC 820, Fair Value Measurements (SFAS 157), for all financial instruments and non-financial instruments accounted for at fair value on a recurring basis. ASC 820 establishes a new framework for measuring fair value and expands related disclosures. Broadly, the ASC 820 framework requires fair value to be determined based on the exchange price that would be received for an asset or paid to transfer a liability (an exit price) in the principal or most advantageous market for the asset or liability in an orderly transaction between market participants. ASC 820 establishes market or observable inputs as the preferred source of values, followed by assumptions based on hypothetical transactions in the absence of market inputs.

31

COSAN LIMITED

Notes to the condensed consolidated financial statements (Continued)
(In thousands of U.S. dollars, unless otherwise stated)
(Unaudited)

16.	Fair value measurements (continued)

The valuation techniques required by ASC 820 are based upon observable and unobservable inputs. Observable inputs reflect market data obtained from independent sources, while unobservable inputs reflect market assumptions. These two types of inputs create the following fair value hierarchy:

Level 1 - Quoted prices for identical instruments in active markets.

Level 2 - Quoted prices for similar instruments in active markets; quoted prices for identical or similar instruments in markets that are not active; and model-derived valuations whose inputs are observable or whose significant value drivers are observable.

Level 3 - Significant inputs to the valuation model are unobservable.

The following section describes the valuation methodologies Cosan uses to measure different financial instruments at fair value.

Derivatives

Cosan uses closing prices for derivatives included in Level 1, which are traded either on exchanges or liquid over-the-counter markets.

The remainder of the derivatives portfolio is valued using internal models, most of which are primarily based on market observable inputs including interest rate curves and both forward and spot prices for currencies and commodities. Derivative assets and liabilities included in Level 2 primarily represent interest rate swaps, foreign currency swaps and commodity forward contracts.
The following table presents our assets and liabilities measured at fair value on a recurring basis as of December 31, 2010.

Fair value measurements	Level 1	Level 2	Total

Derivatives	(126,028)	6,568	(119,460)
Assets			108,032
Liabilities			(227,492)
Total			(119,460)

32

COSAN LIMITED

Notes to the condensed consolidated financial statements (Continued)
(In thousands of U.S. dollars, unless otherwise stated)
(Unaudited)

16.	Segment information

a.  Segment information

The following information about segments is based upon information used by Cosan’s senior management to assess the performance of operating segments and to decide on the allocation of resources. Cosan’s operating and reportable segments are business units in Brazil that target different industry segments. Each reportable segment is managed separately because of the need to specifically address customer needs in these different industries. The operations of these segments are based solely in Brazil.

The Company has three operating segments: Sugar and Ethanol (“S&E”), Fuel Distribution and Lubricants (“CCL”), and Sugar Logistics (“Rumo”).

The S&E segment produces and sells a broad variety of sugar and ethanol products.

The sugar products include raw (also known as very high polarization - VHP sugar), organic, crystal and refined sugars, which are sold to a wide range of customers in Brazil and abroad. Cosan exports the majority of the sugar produced through international commodity trading companies. Cosan’s domestic customers include wholesale distributors, food manufacturers and retail supermarkets, through which it sells its “Da Barra” and “União” branded products.  The ethanol products include fuel ethanol and industrial ethanol. Cosan’s principal fuel ethanol products are hydrous and anhydrous. Hydrous ethanol is used as an automotive fuel and anhydrous (which has a lower water content than hydrous ethanol) is used as an additive in gasoline.  The fuel ethanol products are mainly sold in the domestic market by fuel distribution companies. Consumption of hydrous ethanol in Brazil is increasing as a result of the introduction of flex fuel vehicles that can run on either gasoline or ethanol (or a combination of both).  In addition, the S&E segment sells liquid and gel ethanol products used mainly in the production of paint, cosmetics and alcoholic beverages for industrial clients in various sectors. Also, the S&E segment includes the co-generation activities and most of the corporate activities.

The CCL segment is engaged in the distribution in Brazil of fuel products, derived from petroleum or ethanol, and lubricants as well as the operation of convenience stores.

The network to which the fuel distribution segment distributes such products is comprised of approximately 1,700 fuel stations.

The Rumo segment provides logistics services for the transport, storage and port lifting of sugar for both the S&E segment and third parties.

33

COSAN LIMITED

Notes to the condensed consolidated financial statements (Continued)
(In thousands of U.S. dollars, unless otherwise stated)
(Unaudited)

16.	Segment information (Continued)

a.  Segment information (Continued)

*The accounting policies underlying the financial information provided for the segments are based on Brazilian GAAP. We evaluate segment performance based on information generated from the statutory accounting records.

Segment profit and loss and selected balance sheet data under Brazilian GAAP is as follows:

	December 31, 2010
	S&E	CCL	RUMO	Adjustment/ elimination	Consolidated
	Brazilian GAAP				US GAAP
Balance sheet:
Property, plant & equipment (PP&E)	3,076,888	235,627	392,876	1,020,083	4,725,474
Goodwill and Intangible assets	861,051	858,060	44,213	321,366	2,084,690
Loans, net of cash and cash equivalents	(3,292,443)	(276,906)	(3,985)	28,864	(3,544,470)
Others assets (liabilities)	2,518,543	349,950	14,467	(2,110,167)	772,793
Total net assets	3,164,039	1,166,731	447,571	(739,854)	4,038,487
Income statements (9 months)
Net Sales	2,700,275	5,087,365	208,236	(265,896)	7,729,980
Gross profit	605,232	362,451	66,202	(88,999)	944,886
Selling general and administrative expenses	(412,335)	(230,643)	(11,843)	(16,096)	(670,917)
Operating income	192,897	131,808	54,359	(105,095)	273,969
Other income (expense)	94,081	8,639	4,997	(125,065)	(17,348)
Other selected data:
Additions to PP&E (Capex)	647,701	56,486	224,914	-	929,101
Depreciation and amortization	380,027	21,242	8,115	112,045	521,429

34

COSAN LIMITED

Notes to the condensed consolidated financial statements (Continued)
(In thousands of U.S. dollars, unless otherwise stated)
(Unaudited)

16.	Segment information (Continued)

a.  Segment information (Continued)

	March 31, 2010
	S&E	CCL	RUMO	Adjustment/ elimination	Consolidated
	Brazilian GAAP				US GAAP
Balance sheet:
Property, plant & equipment (PP&E)	2,775,752	199,983	165,094	1,005,670	4,146,499
Goodwill and Intangible assets	735,198	774,716	38,824	415,596	1,964,334
Loans, net of cash and cash equivalents	(2,443,354)	(249,839)	(59,799)	59,939	(2,693,053)
Others assets (liabilities)	2,113,306	342,720	7,696	(2,198,446)	265,276
Total net assets	3,180,902	1,067,580	151,815	(717,241)	3,683,056

	December 31, 2009
	S&E	CCL	RUMO	Adjustment/ elimination	Consolidated
	Brazilian GAAP				US GAAP
Income statements (9 months)
Net sales	1,888,554	4,004,480	62,516	(110,081)	5,845,469
Gross profit	404,958	298,685	15,403	(55,774)	663,271
Selling, general and administrative expenses	(320,130)	(186,328)	(6,528)	(9,566)	(522,553)
Operating income	84,829	112,357	8,874	(65,342)	140,718
Other income (expense)	116,759	50,660	(12,647)	(6,340)	148,432
Other selected data:
Additions to PP&E (Capex)	654,879	22,808	406	-	678,093
Depreciation and amortization	232,592	14,196	5,674	128,329	380,791

35

COSAN LIMITED

Notes to the condensed consolidated financial statements (Continued)
(In thousands of U.S. dollars, unless otherwise stated)
(Unaudited)

16.    Segment information (Continued)

b.	Detailed net sales per segment

	December 31, 2010	December 31, 2009
S&E (Brazilian GAAP)
Sugar	1,642,591	1,145,897
Ethanol	880,202	607,054
Cogeneration	109,107	45,969
Other	68,375	89,634
CCL (Brazilian GAAP)	2,700,275	,888,554
Fuels	4,707,665	3,728,550
Lubricants	351,406	246,487
Other	28,294	29,442
Rumo (Brazilian GAAP)	5,087,365	4,004,480
Port lifting	58,904	61,082
Logistics	142,862	1,432
Other	6,470	-
	208,236	62,514
Adjustments / eliminations	(265,896)	(110,079)
Total (US GAAP)	7,729,980	5,845,469

c.   Net sales by region

The percentage of net sales by geographic area for the nine-month periods ended December 31, 2010 and 2009 are as follows:

	December 31, 2010	December 31, 2009
Sales by geographic area
Brazil	67.65%	80.14%
Europe	26.45%	13.33%
Middle east and Asia	2.51%	2.06%
North America	1.01%	3.43%
Latin American (Except Brazil)	0.57%	0.44%
Others	1.81%	0.60%
Total	100.00%	100.00%

36

COSAN LIMITED

Notes to the condensed consolidated financial statements (Continued)
(In thousands of U.S. dollars, unless otherwise stated)
(Unaudited)

16.	Segment information (Continued)

d.  Concentration of clients

S&E

There are several clients in this segment, one of which represents more than 10% of the segment net sales -- the SUCDEN Group (16.1% for the nine-month period ended December 31, 2010 and 21.3% for the nine-month period ended December 31, 2009).

CCL

In this segment there are no clients that represent more than 10% of the net sales for the nine-month period ended December 1, 2010 and 2009.

Rumo

For the nine-month period ended December 31, 2010, 55.3% of the segment net sales were generated from sales to the S&E segment (27.7% for the nine-month period ended December 31, 2009). There are two other customers which represented more than 10% of the net sales for nine-month period ended December 31, 2010 and 2009 of this segment.  SUCDEN Group accounted for 7.4% of segment sales for the nine-month period ended December 31, 2010 (14.4% for the nine-month period ended December 31, 2009) and the ED&F Man Group accounted for 4.3% of segment sales for the nine-month period ended December 31, 2010.

17.	Subsequent events

On January 11, 2011, Cosan entered into a binding memorandum of understanding with the shareholders of Usina Zanin Açúcar e Álcool Ltda. (“Zanin”), subject to an exclusivity period of 45 days, aiming to purchase the total outstanding equity interests of Zanin for the amount of R$142.0 million (“Transaction”), to be funded with available cash. In addition, Cosan will assume debts amounting to R$236.6 million. This Transaction will include Zanin assets related to the industrial and agricultural activities with annual crushing capacity of approximately 2.6 million tons of sugarcane and a greenfield project in the city of Prata, State of Minas Gerais.

The formation of this Transaction is subject to the satisfaction of some precedent conditions such as the successful renegotiation of the financial liabilities with banks and the negotiation of the final contracts.

37

Cosan S.A. Indústria e Comércio

Condensed Consolidated Financial Statements

For the nine-month periods ended December 31, 2010 and 2009

COSAN S.A. INDÚSTRIA E COMÉRCIO

CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

Report of independent registered public accounting firm

To the Board of Directors and Shareholders of
Cosan S.A. Indústria e Comércio

We have reviewed the condensed consolidated balance sheet of Cosan S.A. Indústria e Comércio and subsidiaries as of December 31, 2010, the related condensed consolidated statements of operations and cash flows for the nine-month periods ended December 31, 2010 and 2009 and the condensed consolidated statement of shareholders’ equity and comprehensive income for the nine-month period ended December 31, 2010. These financial statements are the responsibility of the Company's management.

We conducted our review in accordance with the standards of the Public Company Accounting Oversight Board (United States). A review of interim financial information consists principally of applying analytical procedures and making inquiries of persons responsible for financial and accounting matters. It is substantially less in scope than an audit conducted in accordance with the standards of the Public Company Accounting Oversight Board, the objective of which is the expression of an opinion regarding the financial statements taken as whole. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to the condensed consolidated financial statements referred to above for them to be in conformity with U.S. generally accepted accounting principles.

We have previously audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the consolidated balance sheet of Cosan S.A. Indústria e Comércio and subsidiaries as of March 31, 2010, and the related consolidated statements of operations, shareholders’ equity and cash flows for the year then ended not presented herein and in our report dated June 10, 2010, we expressed an unqualified opinion on those consolidated financial statements. In our opinion, the information set forth in the accompanying condensed consolidated balance sheet as of March 31, 2010, is fairly stated, in all material respects, in relation to the consolidated balance sheet from which it has been derived.

São Paulo, Brazil
February 09, 2011

ERNST & YOUNG TERCO
Auditores Independentes S.S.
CRC 2SP015199/O-8

Luiz Carlos Nannini
Accountant CRC 1SP171638/O-7

1

COSAN S.A. INDÚSTRIA E COMÉRCIO

Condensed consolidated balance sheets
December 31, 2010 and March 31, 2010
(In thousands of U.S. dollars, except share data)

	(Unaudited) December 31,	March 31,
	2010	2010
Assets
Current assets:
Cash and cash equivalents	682,320	605,483
Restricted cash	165,796	25,251
Derivative financial instruments	108,032	129,456
Trade accounts receivable, less allowances: December 31, 2010 – $28,964; March 31, 2010 – $32,144	394,582	430,328
Inventories	1,206,343	587,720
Advances to suppliers	161,202	132,258
Recoverable taxes	240,725	184,090
Other current assets	74,023	48,303
	3,033,023	2,142,889

Non-current assets:
Property, plant, and equipment, net	4,584,208	3,997,815
Goodwill	1,420,186	1,289,625
Intangible assets, net	590,465	600,573
Accounts receivable from federal government	205,323	187,385
Judicial deposits	108,558	94,083
Other non-current assets	554,403	423,447
	7,463,143	6,592,928

Total assets	10,496,166	8,735,817

See accompanying notes to condensed consolidated financial statements.

2

	(Unaudited) December 31,	March 31,
	2010	2010
Liabilities and shareholders’ equity
Current liabilities:
Trade accounts payable	452,744	319,707
Taxes payable	131,307	121,203
Salaries payable	105,407	79,497
Current portion of long-term debt	672,983	445,593
Derivative financial instruments	227,492	43,067
Dividends payable	4,224	65,451
Other current liabilities	155,119	111,971
	1,749,276	1,186,489

Long-term liabilities:
Long-term debt	3,537,602	2,842,953
Estimated liability for legal proceedings and labor claims	335,957	294,605
Taxes payable	425,212	381,805
Deferred income taxes	416,744	408,832
Other long-term liabilities	164,588	154,728
	4,880,103	4,082,923
Shareholders’ equity
Cosan shareholders’ equity:
Common stock, no par value. Authorized 407,101,853 shares; issued and outstanding 407,101,853 as of December 31, 2010 and 406,560,317 shares as of March 31, 2010	2,425,641	2,420,018
Treasury stock	(10,948)	(1,979)
Additional paid-in capital	504,796	390,600
Accumulated other comprehensive income	438,204	343,136
Retained earnings	349,478	281,238
Equity attributable to shareholders of Cosan	3,707,171	3,433,013
Equity attributable to noncontrolling interests	159,616	33,392
Total shareholders’ equity	3,866,787	3,466,405
Total liabilities and shareholders' equity	10,496,166	8,735,817

See accompanying notes to condensed consolidated financial statements.

3

COSAN S.A. INDÚSTRIA E COMÉRCIO

Condensed consolidated statements of operations
Nine-month period ended December 31, 2010 and 2009
(In thousands of U.S. dollars, except share and per-share data)
(Unaudited)

	December 31,	December 31,
	2010	2009
Net sales	7,729,980	5,845,469
Cost of goods sold	(6,781,192)	(5,179,260)
Gross profit	948,788	666,209
Selling expenses	(441,685)	(345,159)
General and administrative expenses	(227,321)	(175,801)
Operating income	279,782	145,249
Other income (expenses):
Financial (expense) income, net	(45,614)	176,107
Gain on tax recovery program	-	121,554
Other (expenses) income	(22,995)	26,882
Income before income taxes and equity loss of affiliates	211,173	469,792
Income taxes expense	(86,449)	(178,298)
Income before equity loss of affiliates	124,724	291,494
Equity loss of affiliates	(1,264)	(5,413)

Net income	123,460	286,081
Less net (loss) income attributable to noncontrolling interests	(7,741)	3,075
Net income attributable to Cosan	115,719	289,156

Per-share amounts attributable to Cosan
Net income
Basic	0.28	0.79
Diluted	0.28	0.78

Weighted number of shares outstanding
Basic	406,849,935	365,931,831
Diluted *	407,214,304	370,136,214

* Adjusted for the effect of dilutive stock options

See accompanying notes to condensed consolidated financial statements.

4

COSAN S.A. INDÚSTRIA E COMÉRCIO

Condensed consolidated statements of shareholders’ equity and comprehensive income
Nine-month period ended December 31, 2010
(In thousands of U.S. dollars, except share data)
(Unaudited)

							Accumulated
	Common stock		Treasury stock		Additional		other	Non	Total
					paid-in	Retained	comprehensive	controlling	shareholders’
	shares	amount	shares	amount	capital	earnings	income	interest	equity

Balances at March 31, 2010	406,560,317	2,420,018	343,139	(1,979)	390,600	281,238	343,136	33,392	3,466,405

Exercise of stock options	541,476	5,622	-	-	(3,738)	-	-	-	1,884
Exercise of common stock warrants	60	1	-	-	-	-	-	-	1
Issuance of common shares of Rumo to non controlling interest	-	-	-	-	117,543	-	-	110,247	227,790
Proportionate share on stock issuance costs of investee	-	-	-	-	(495)	-	-	(216)	(711)
Share based compensation	-	-	-	-	886	-	-	-	886
Dividends	-	-	-	-	-	(47,479)	-	-	(47,479)
Acquisition of treasury shares	-	-	591,400	(8,969)	-		-	-	(8,969)
Net income	-	-	-	-	-	115,719	-	7,741	123,460
Effective portion of gains/losses on derivative instrument that qualifies as a cash flow hedge	-	-	-	-	-	-	(144,252)	-	(144,252)
Pension Plan	-	-	-	-	-	-	(1,546)	-	(1,546)
Currency translation adjustment	-	-	-	-	-	-	240,866	8,452	249,318
Total comprehensive income									226,980

Balances at December 31, 2010	407,101,853	2,425,641	934,539	(10,948)	504,796	349,478	438,204	159,616	3,866,787

See accompanying notes to condensed consolidated financial statements.

5

COSAN S.A. INDÚSTRIA E COMÉRCIO
Condensed consolidated statements of cash flows
Nine-month period ended December 31, 2010 and 2009
(In thousands of U.S. dollars)
(Unaudited)

	December 31,	December 31,
	2010	2009
Cash flows from operating activities
Net income for the year attributable to Cosan	115,719	289,156
Adjustments to reconcile net income to cash provided by operating activities:
Depreciation and amortization	517,528	379,497
Deferred income taxes	52,443	137,220
Interest, monetary and exchange variation	51,682	(264,046)
Gain on tax recovery program	-	(121,554)
Others	17,736	(31,683)

Decrease/increase in operating assets and liabilities
Trade accounts receivable, net	81,253	94,947
Inventories	(460,808)	(288,984)
Recoverable taxes	(38,518)	(5,111)
Advances to suppliers	(32,877)	(4,520)
Trade accounts payable	111,009	55,264
Derivative financial instruments	14,403	67,138
Taxes payable	(10,798)	(59,581)
Other assets and liabilities, net	(46,992)	33,402
Net cash provided by operating activities	371,780	281,145

Cash flows from investing activities:
Restricted cash	(165,796)	(92,059)
Cash received from sales of noncurrent assets	12,066	69,472
Acquisition of investment	(9,883)	-
Acquisition of property, plant and equipment	(929,101)	(678,093)
Others	-	8,409
Net cash used in investing activities	(1,092,714)	(692,271)

Cash flows from financing activities:
Related parties	-	(262,340)
Proceeds from issuance of common stock	229,776	304,426
Acquisition of treasury shares	(8,969)	-
Additions of long-term debt	1,348,242	1,656,427
Dividends payments	(115,811)	-
Payments of long-term debt	(746,965)	(1,311,464)
Net cash provided by financing activities	706,273	387,049
Effect of exchange rate changes on cash and
cash equivalents	91,498	209,621
Net increase in cash and cash equivalents	76,837	185,544
Cash and cash equivalents at beginning of period	605,483	310,710
Cash and cash equivalents at end of period	682,320	496,254

Supplemental cash flow information
Cash paid during the period for:
Interest	181,903	146,042
Income taxes	16,045	2,189

Non cash transaction:
Acquisition paid with equity	-	321,087

See accompanying notes to condensed consolidated financial statements.

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COSAN S.A. INDÚSTRIA E COMÉRCIO

Notes to the condensed consolidated financial statements
(In thousands of U.S. dollars, unless otherwise stated)
(Unaudited)

1.	Operations

Cosan S.A. Indústria e Comércio and subsidiaries (“Cosan” or “the Company”) is incorporated under the laws of the Federative Republic of Brazil. Cosan shares are traded on the São Paulo Stock Exchange (Bovespa).

Cosan Limited, a company incorporated in Bermuda, is the controlling shareholder of Cosan holding a 62.19% interest therein as of December 31, 2010 (62.27% as of March 31, 2010). The class “A” common shares of Cosan Limited are traded in the New York Stock Exchange (NYSE) and Bovespa.

The companies included in the condensed consolidated financial statements have as their primary activity the production of ethanol and sugar, the marketing and distribution of fuel and lubricants in Brazil, and logistics services in the state of São Paulo, Brazil.

On February 1, 2010, the Company announced that it, along with Royal Dutch Shell (“Shell”), had reached a non-binding memorandum of understanding (“MOU”) to form a joint venture for a combined 50/50 investment. On August 25, 2010 the Company announced the conclusion of the negotiations with Shell and signed a binding MOU along with other arrangements. Cosan will contribute its sugar and ethanol and its distribution assets to the joint venture while Shell will contribute its distribution assets in Brazil. Shell will also make a fixed cash contribution in the amount of $1.6 billion over a 2 year period. The sugar logistics and distribution of lubricants business along with the investment in Radar Propriedades Agrícolas S.A. will not be contributed to the joint venture. On January 4, 2011, the Company received unconditional merger clearance from the European Union to form the proposed Joint Venture in Brazil. The two companies will now focus on securing conditions precedent to be met or waived, and detailed integration work before launching the joint venture, expected for the first half of 2011, as announced on August 25, 2010. The Joint Venture is still under analysis by the Brazilian Competition Authority (CADE). During the nine-month period ended December 31, 2010, this association did not generate any accounting records.

7

COSAN S.A. INDÚSTRIA E COMÉRCIO

Notes to the condensed consolidated financial statements
(In thousands of U.S. dollars, unless otherwise stated)
(Unaudited)

8

COSAN S.A. INDÚSTRIA E COMÉRCIO

Notes to the condensed consolidated financial statements (Continued)
(In thousands of U.S. dollars, unless otherwise stated)
(Unaudited)

1.	Operations (Continued)

On July 2, 2010, the indirect subsidiary Novo Rumo Logística S.A. (“Novo Rumo”), entered into a Subscription Agreement with TPG Participações and GIF LOG Participações S.A. (“Investors”) whereby the investors would acquire a 25% equity interest of Rumo Logistica S.A. (“Rumo”), a subsidiary of Novo Rumo. On September 2, 2010, the subscription took place through a capital increase in the amount of $227,790, paid in equal portions by the Investors and the issuance of shares by Rumo. Before the payment the Company held, directly and indirectly, an equity interest of 92.9% in Novo Rumo, which, in turn, held an equity interest of 99.9% in Rumo Logistica S.A. After the contribution, Novo Rumo now holds 75.0% of Rumo’s equity and each of the Investors hold a 12.5% interest. This transaction was treated as an equity transaction.

2.	Presentation of the consolidated financial statements

a.	Basis of reporting for interim financial statements

In the opinion of management, the unaudited condensed consolidated financial statements reflect all adjustments (consisting of normal recurring accruals) considered necessary for a fair presentation of the Company’s results for the periods presented. Interim results for the nine-month period ended December 31, 2010, are not necessarily indicative of the results that may be expected for the fiscal year.

The unaudited condensed consolidated financial statements include the accounts of Cosan and its subsidiaries. All significant intercompany transactions have been eliminated.

These condensed consolidated financial statements should be read in conjunction with Cosan`s annual consolidated financial statements for the fiscal year ended March 31, 2010.

The accounts of Cosan and its subsidiaries are maintained in Brazilian reais, which is the functional currency.  The accounts have been translated into U.S. dollars in accordance with Accounting Standards Codification (“ASC”) 830, “Foreign Currency Matters”.

The exchange rate of the Brazilian real (R$) to the US$ was R$1.67=US$ 1.00 at December 31, 2010 and R$1.78=US$1.00 at March 31, 2010.

9

COSAN S.A. INDÚSTRIA E COMÉRCIO

Notes to the condensed consolidated financial statements (Continued)
(In thousands of U.S. dollars, unless otherwise stated)
(Unaudited)

2.	Presentation of the consolidated financial statements (Continued)

b.	Use of estimates

The preparation of condensed consolidated financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the amounts reported in the condensed consolidated financial statements and accompanying notes. Actual results could differ from these estimates. These estimates and assumptions are reviewed and updated regularly to reflect recent experience.

c.	New Accounting Pronouncements

In January 2010, the FASB issued ASU 2010-06, Fair Value Measurements and Disclosures (Topic 820): Improving Disclosures about Fair Value Measurements, which will require companies to make new disclosures about recurring or nonrecurring fair value measurements including significant transfers into and out of Level 1 and Level 2 fair value hierarchies and information on purchases, sales, issuance and settlements on a gross basis in the reconciliation of Level 3 fair value measurements. The ASU is effective prospectively for financial statements issued for fiscal years and interim periods beginning after December 15, 2009. The new disclosures about purchases, sales, issuance and settlements on a gross basis in the reconciliation of Level 3 fair value measurements is effective for interim and annual reporting periods beginning after December 15, 2010. The Company expects that the adoption of ASU 2010-06 will not have a material impact on its consolidated financial statements.

10

COSAN S.A. INDÚSTRIA E COMÉRCIO

Notes to the condensed consolidated financial statements (Continued)
(In thousands of U.S. dollars, unless otherwise stated)
(Unaudited)

2.	Presentation of the consolidated financial statements (Continued)

c.	New Accounting Pronouncements (Continued)

In December 2010, the FASB issued ASU 2010-28, When to Perform Step 2 of the Goodwill Impairment Test for Reporting Units with Zero or Negative Carrying Amounts, a consensus of the FASB Emerging Issues Task Force (Issue No. 10-A). This ASU modifies Step 1 of the goodwill impairment test under FASB ASC Topic 350, Intangibles-Goodwill and Other, for reporting units with zero or negative carrying amounts to require an entity to perform Step 2 of the goodwill impairment test if it is more likely than not that a goodwill impairment exists. In determining whether it is more likely than not that a goodwill impairment exists, an entity should consider whether there are adverse qualitative factors in determining whether an interim goodwill impairment test between annual test dates is necessary. The ASU allows an entity to use either the entity or enterprise valuation premise to determine the carrying amount of a reporting unit. On adoption of the ASU, goodwill impairment that results from this requirement to perform Step 2 of the goodwill impairment test would be recognized as a cumulative effect adjustment to beginning retained earnings in the period of adoption. This ASU is effective for fiscal years, and interim periods within those years, beginning after December 15, 2010. The Company expects that the adoption of ASU 2010-28 will not have a material impact on its consolidated financial statements.

d.	Derivative financial instruments

Cosan accounts for derivative financial instruments utilizing ASC 815, Accounting for Derivative Instruments and Hedging Activities, as amended. As part of Cosan’s risk management program, it uses a variety of financial instruments, including commodity futures contracts, forward currency agreements, interest rate and foreign exchange swap contracts and option contracts. Beginning April 1, 2010, Cosan recognized a portion of its derivative instruments as cash flow hedge transactions.  The derivative instruments are measured at fair value and the gains or losses resulting from the changes in fair value of the instruments are recorded in financial income or financial expense or other comprehensive income when designated as a cash flow hedge (effective portion only). See note 14 for further detail.

11

COSAN S.A. INDÚSTRIA E COMÉRCIO

Notes to the condensed consolidated financial statements (Continued)
(In thousands of U.S. dollars, unless otherwise stated)
(Unaudited)

3.	Inventories

	December 31, 2010	March 31, 2010
Finished goods:
Sugar	349,697	52,561
Ethanol	300,691	31,573
Lubricants and fuel (Gasoline, Diesel and Ethanol)	201,254	149,613
	851,642	233,747

Annual maintenance cost of growing crops	220,475	243,709
Supplies and others	134,226	110,264
	1,206,343	587,720

4.	Taxes payable

	December 31, 2010	March 31, 2010

ICMS – State VAT	25,325	27,623
IPI	22,832	3,582
INSS	13,932	13,414
PIS	3,816	4,564
COFINS	17,571	18,010
Tax Recovery from Brazilian Law No 11.941/09 and MP 470/09	398,438	373,650
Income tax and social contribution	59,000	50,471
Others	15,605	11,694
	556,519	503,008
Current liabilities	(131,307)	(121,203)
Long-term liabilities	425,212	381,805

12

COSAN S.A. INDÚSTRIA E COMÉRCIO

Notes to the condensed consolidated financial statements (Continued)
(In thousands of U.S. dollars, unless otherwise stated)
(Unaudited)

5.	Long-term debt

The Company’s debt is summarized as follows:

	Index	Average annual interest rate	December 31, 2010	March 31, 2010
Resolution No. 2471 (PESA)	IGP-M	3.9%	348,890	295,291
Senior notes due 2014	US Dollar	9.5%	363,300	354,433
Senior notes due 2017	US Dollar	7.0%	411,589	404,589
Perpetual notes	US Dollar	8.3%	759,154	455,304
BNDES	TJLP	3.6%	974,099	520,068
Credit notes	DI	2.1%	183,516	212,660
Credit notes	US Dollar	6.2%	101,094	102,656
Export Pre-payments	US Dollar+Libor	6.3%	435,451	547,230
ACC – Export pre-payments	US Dollar	1.6%	126,248	103,416
Others	Various	Various	507,244	292,899
			4,210,585	3,288,546
Current portion			(672,983)	(445,593)
Long-term debt			3,537,602	2,842,953

Long-term debt has the following scheduled maturities:

2012	526,498
2013	228,748
2014	573,058
2015	428,639
2016 and thereafter	1,780,659
3,537,602

Resolution No. 2471 - Special Agricultural Financing Program (Programa Especial de Saneamento de Ativos), or PESA

To extend the repayment period of debts incurred by Brazilian agricultural producers, the Brazilian government passed Law 9.138 followed by Central Bank Resolution 2,471, which, together, formed the PESA program.  PESA offered certain agricultural producers with certain types of debt the opportunity to acquire Brazilian treasury bills (“CTNs”) in an effort to restructure their agricultural debt. The face value of the Brazilian treasury bills was the equivalent of the value of the restructured debt and was for a term of 20 years.

13

COSAN S.A. INDÚSTRIA E COMÉRCIO

Notes to the condensed consolidated financial statements (Continued)
(In thousands of U.S. dollars, unless otherwise stated)
(Unaudited)

5.	Long-term debt (Continued)

Resolution No. 2471 - Special Agricultural Financing Program (Programa Especial de Saneamento de Ativos), or PESA (Continued)

The acquisition price was calculated by the present value, discounted at a rate of 12% per year or at the equivalent of 10.4% of its face value. The CTNs were deposited as a guarantee with a financial institution and cannot be renegotiated until the outstanding balance is paid in full. The outstanding balance associated with the principal is adjusted in accordance with the IGP-M until the expiration of the restructuring term, which is also 20 years, at which point the debt will be discharged in exchange for the CTNs. Because the CTNs will have the same face value as the outstanding balance at the end of the term, it will not be necessary to incur additional debt to pay PESA debt.

On July 31, 2003, the Central Bank issued Resolution 3,114, authorizing the reduction of up to five percentage points of PESA related interest rates, effectively lowering the above-mentioned rates to 3%, 4% and 5%, respectively. The CTNs held by Cosan as of December 31, 2010 and March 31, 2010 amounted to $162,836 and $133,039, respectively, and are classified as other non-current assets.

Senior notes due 2014

On August 4, 2009, the indirect subsidiary CCL Finance Limited issued $350,000 of senior notes in the international capital markets. These senior notes, listed on the Luxembourg Stock Exchange, mature in August 2014 and bear interest at a rate of 9.5% per annum, payable semi-annually in February and August of each year, from February of 2010.

Senior notes due 2017

On January 26, 2007, the wholly-owned subsidiary Cosan Finance Limited issued $400,000 of senior notes in the international capital markets. These senior notes,  listed on the Luxembourg Stock Exchange, mature in November 2017 and bear interest at a rate of 7% per annum, payable semi-annually. The senior notes are guaranteed by Cosan, and its subsidiary, Cosan Açúcar e Álcool.

14

COSAN S.A. INDÚSTRIA E COMÉRCIO

Notes to the condensed consolidated financial statements (Continued)
(In thousands of U.S. dollars, unless otherwise stated)
(Unaudited)

5.	Long-term debt (Continued)

Perpetual notes

On January 24 and February 10, 2006, Cosan issued perpetual notes which are listed on the Luxembourg Stock Exchange - EURO MTF. These notes bear interest at a rate of 8.25% per year, payable quarterly on May 15, August 15, November 15 and February 15 of each year, beginning May 15, 2006. These notes may, at the discretion of Cosan, be redeemed on any interest payment date subsequent to February 15, 2011. The notes are guaranteed by Cosan and by Cosan S.A. Açúcar e Álcool.

On November 5, 2010 the subsidiary Cosan Overseas Limited issued $300,000 of perpetual notes in the foreign market, in accordance with “Regulation S”. These notes bear interest at a rate of 8.25% per year, payable quarterly.

BNDES

Refers to the financing of cogeneration and logistics projects as well as the financing of the Jataí and Caarapó greenfields (sugar and ethanol mills). The BNDES financing is due from 2012 through 2025.

Credit Notes

The Company executed several credit note agreements with several financial institutions during 2010 which will be paid through export operations during 2012. The credit notes bear interest at rates between 2.1% and 6.2% per annum, payable semi-annually.

Export Pre-payment Notes

During the third quarter of 2009, the Company obtained funds from export pre-payment notes for the total amount of $530,000. The export pre-payment notes are due from 2012 through 2014, and bear interest of Libor plus 6.3%.

15

COSAN S.A. INDÚSTRIA E COMÉRCIO

Notes to the condensed consolidated financial statements (Continued)
(In thousands of U.S. dollars, unless otherwise stated)
(Unaudited)

5.	Long-term debt (Continued)

Covenants

Cosan and its subsidiaries are subject to certain restrictive covenants related to their indebtedness.

At December 31, 2010, Cosan was in compliance with its debt covenants.

6.	Related parties

Assets and liabilities with related parties are summarized as follows:

	Assets
	December 31, 2010	March 31, 2010
Rezende Barbosa S.A. Administração e Participações	50,014	48,889
Vertical UK LLP	7,575	8,403
Others	216	2,377
	57,805	59,669
Current (*)	(12,183)	(13,958)
Noncurrent (*)	45,622	45,711

	Liabilities
	December 31, 2010	March 31, 2010
Rezende Barbosa S.A. Administração e Participações	43,356	-
Logispot Armazéns Gerais S.A.	-	6,313
Others	1,434	1,781
	44,790	8,094
Current (*)	(44,790)	(8,094)
Noncurrent	-	-

(*) included in other current and non-current assets or liabilities

The receivable of $50,014 ($48,889 as of March 31, 2010) with Rezende Barbosa S.A. Administração e Participações is related to credits assumed by Rezende Barbosa, in connection with the acquisition of Cosan Alimentos and intercompany loans.

The amount receivable from the affiliate Vertical UK LLP, refers to ethanol trading, with an average maturity date of 30 days.

16

COSAN S.A. INDÚSTRIA E COMÉRCIO

Notes to the condensed consolidated financial statements (Continued)
(In thousands of U.S. dollars, unless otherwise stated)
(Unaudited)

6.	Related parties (Continued)

The payable of $43,356 with Rezende Barbosa S.A. Administração e Participações is related to the purchase of sugar cane. This amount is presented net of credits assumed by Rezende Barbosa, in connection with the acquisition of Cosan Alimentos and intercompany loans.

The payable to Logispot is related to the remaining payment in connection with the interest acquired, which were settled during the period.

Cosan conducts some of its operations through various ventures and other partnership forms which are principally accounted for using the equity method.  The condensed consolidated income statement includes the following amounts resulting from transactions with related parties:

	December 31, 2010	December 31, 2009
Transactions involving assets
Sale of products and services to associates	103,529	98,320
Cash received due to the sale of products, services, and other assets	(109,230)	(109,642)
Added through acquisition	-	73,338

Transactions involving liabilities
Purchase of sugar cane from associates	173,845	80,227
Payment of financial resources, net of funding	-	-
Payments to associates	(139,361)	(52,667)
Financial income (expense)	-	(41,573)
Payment to Cosan Limited	-	(170,457)

The purchase and sale of products are carried out at arm’s length and unrealized profit or losses with consolidated companies have been eliminated. Those operations are also carried out at prices and under conditions similar to those existing in the market.

At December 31 and March 31, 2010, Cosan S.A. and its subsidiaries were lessees of approximately 68,000 hectares (unaudited) of affiliated companies’ land and land of its related party Radar Propriedades Agrícolas S.A., which is controlled by another shareholder. Additionally, Cosan and its subsidiary Cosan S.A. Açucar e Álcool purchased a total of 6,003  thousands of tons of sugar cane (unaudited) from Rezende Barbosa during the nine-month period ended December 31, 2010. These operations are carried out under conditions and prices similar to those prevailing in the market, calculated based on sugarcane tons per hectare, valued in accordance with the price established by CONSECANA (São Paulo State Council of Sugarcane, Sugar and Ethanol Producers).

17

COSAN S.A. INDÚSTRIA E COMÉRCIO

Notes to the condensed consolidated financial statements (Continued)
(In thousands of U.S. dollars, unless otherwise stated)
(Unaudited)

7.	Estimated liability for legal proceedings and labor claims and commitments

	December 31, 2010	March 31, 2010
Tax contingencies	192,615	173,924
Civil and labor contingencies	143,342	120,681
	335,957	294,605

Cosan and its subsidiaries are parties in various ongoing labor claims, civil and tax proceedings in Brazil arising in the normal course of its business. Respective provisions for contingencies were recorded considering those cases in which the likelihood of loss has been rated as probable. Management believes resolution of these disputes will have no significant effect compared to the estimated amounts accrued.

Judicial deposits recorded by Cosan under other non-current assets, in the balance sheet, amounting to $108,558 at December 31, 2010 ($94,083 at March 31, 2010) have been made for certain of these suits. Judicial deposits are restricted assets of Cosan placed on deposit with the court and held in judicial escrow pending legal resolution of the related legal proceedings.

The major tax contingencies as of December 31, 2010 and March 31, 2010 are described as follows:

	December 31, 2010	March 31,2010
Compensation with Finsocial	108,561	97,114
ICMS credits	43,170	33,824
PIS and Cofins	15,590	11,910
IPI – Federal VAT	5,179	4,692
Other	20,115	26,384
	192,615	173,924

The detail of the movement in the estimated liability for legal proceedings and labor claims is as follows:

Balance at March 31, 2010	294,605
Provision	29,081
Settlements	(38,006)
Accrued interest	29,282
Foreign currency translation	20,995
Balance at December 31, 2010	335,957

18

COSAN S.A. INDÚSTRIA E COMÉRCIO

Notes to the condensed consolidated financial statements (Continued)
(In thousands of U.S. dollars, unless otherwise stated)
(Unaudited)

7.	Estimated liability for legal proceedings and labor claims and commitments (Continued)

In addition to the aforementioned claims, Cosan and its subsidiaries are involved in other contingent liabilities relating to tax, civil and labor claims and environmental matters, which have not been recorded, considering their current stage and the likelihood of unfavorable outcomes rated as possible. These claims are broken down as follows:

	December 31, 2010	March 31, 2010
Withholding income tax	115,103	102,652
ICMS – State VAT	292,042	180,988
IPI - Federal VAT	264,375	246,190
PIS and COFINS	89,068	80,604
Civil and labor	373,097	275,403
INSS and other	124,917	69,842
	1,258,602	955,679

8.	Accounts receivable from Federal Government

The subsidiary Cosan Açúcar e Álcool has several indemnification suits filed against the Federal Government. The suits relate to product prices that did not conform to the reality of the market, which were mandatorily established at the time the sector was under the Government‘s control.

In connection with one of these suits, a final and unappealable decision in the amount of US$149,121 was rendered in September 2006 in favor of Usina de Barra. This has been recorded as a gain in the statement of operations in 2007. Since the recorded amount is substantially composed of interest and monetary restatement, it was recorded in financial income and in a non-current receivable on the balance sheet. In connection with the settlement process, the form of payment continues to be negotiated with the government.

At December 31, 2010, the receivable and corresponding lawyers’ fees totaled US$205,323 and US$24,639 (US$187,385 and US$22,486 at March 31, 2010), respectively.

19

COSAN S.A. INDÚSTRIA E COMÉRCIO

Notes to the condensed consolidated financial statements (Continued)
(In thousands of U.S. dollars, unless otherwise stated)
(Unaudited)

9.	Financial income and expenses, net

	Nine-month period ended
	December 31, 2010	December 31, 2009
Financial expenses
Interest	(215,661)	(207,538)
Monetary variation	(35,701)	(88,854)
Other	(2,195)	(3,258)
	(253,557)	(299,650)
Financial income
Interest	33,193	52,672
Monetary variation	14,361	2,520
Other	33,865	22,639
	81,419	77,831

Foreign exchange gains	124,640	318,097

Derivatives
Commodities	(14,380)	(193,880)
Exchange rate and interest	16,264	273,709
	1,884	79,829
Financial income, net	(45,614)	176,107

10.	Income taxes

Income tax expense attributable to income from operations for the nine-month periods ended December 31, 2010 and 2009 consists of:

	December 31, 2010	December 31, 2009
Income taxes expense:
Current	(34,016)	(41,078)
Deferred	(52,433)	(137,220)
	(86,449)	(178,298)

20

COSAN S.A. INDÚSTRIA E COMÉRCIO

Notes to the condensed consolidated financial statements (Continued)
(In thousands of U.S. dollars, unless otherwise stated)
(Unaudited)

10.	Income taxes (Continued)

Income taxes for the nine-month periods ended December 31, 2010 and 2009, differed from the amounts computed by applying the income tax rate of 25% and social contribution tax rate of 9% to income before income taxes due to the following:

	December 31, 2010	December 31, 2009
Income before income taxes and equity in loss of affiliates	211,173	469,792
Income tax expense at statutory rate — 34%	(71,799)	(159,729)
Increase (reduction) in income taxes resulting from:
Equity in earnings of affiliates not subject to taxation	(430)	(1,840)
Nondeductible donations and contributions	(4,610)	(1,437)
Recognized granted options	(300)	(1,526)
Tax loss carryforward unrealizable in subsidiaries	(4,315)	(1,359)
Others	(4,995)	(12,407)
Income tax expense	(86,449)	(178,298)

Cosan accounts for unrecognized tax benefits in accordance with ASC 740, “Accounting for Uncertainly in Income Taxes”. A reconciliation of the beginning and ending amount of unrecognized tax benefits in the estimated liability for legal proceedings, and labor claims, is as follows

Balance at March 31, 2010	49,013
Accrued interest on unrecognized tax benefit	1,916
Settlements	(145)
Effect of foreign currency translation	3,428
Balance at December 31, 2010 (*)	54,212
(*) Recorded as taxes payable (long-term)

It is possible that the amount of unrecognized tax benefits will change in the next twelve months, however, an estimate of the range of the possible change cannot be made at this time due to the long time to reach a settlement agreement or decision with the taxing authorities.

The Company and its subsidiaries file income tax returns in Brazil and they are subject to income tax examinations by the relevant tax authorities for the years 2005 through 2010.

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COSAN S.A. INDÚSTRIA E COMÉRCIO

Notes to the condensed consolidated financial statements (Continued)
(In thousands of U.S. dollars, unless otherwise stated)
(Unaudited)

11.	Shareholders’ equity

a.	Capital

On July 29, 2010, the Board of Directors approved a capital increase of US$1 through issuance of 60 new common shares, with no par value, at an issue price of US$9.00, due to exercise of subscription warrants by the holders. On the same day, the shareholders unanimously approved a capital increase of $1,558 through the issuance of 449,819 newly registered uncertificated common shares with no par value, in connection with the “Company’s Stock Option Plan”, due to exercise of such options by qualifying executives.

On September 17, 2010, the Board of Directors approved a capital increase of US$326 through issuance of 91,657 new common shares, with no par value, for purposes of meeting the needs of the Stock Option Plan, due to exercise of such options by qualifying executives.

As of December 31, 2010, the Company’s capital is represented by 407,101,853 common shares (406,560,317 as of March 31, 2010), with no par value.

Treasury stock

During the fiscal year ended March 31, 2009, the Company acquired 343,139 common shares from dissident shareholders related to a prior acquisition. These shares are held in treasury.

On November 22, 2010, the Board of Directors approved a program to buy back the Company‘s common shares, to be held in treasury for future sale or cancellation. The validity period for this operation is up to 365 days (until November 22, 2011) and the maximum number of shares to be repurchased during the period is 6,640,091 shares, with no par value.

During the quarter ended December 31, 2010, the Company acquired 591,400 shares for US$8,969, including expenses associated with the repurchase of shares.

As of December 31, 2010, the Company’s treasury stock is represented by 934,539 shares, which market value per share, on that date, was US$16.57.

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COSAN S.A. INDÚSTRIA E COMÉRCIO

Notes to the condensed consolidated financial statements (Continued)
(In thousands of U.S. dollars, unless otherwise stated)
(Unaudited)

11.	Shareholders’ equity (Continued)

b.  Dividends

On July 30, 2010, additional dividends over the minimum compulsory of $47,479, were approved in the extraordinary general shareholders’ meeting in relation to the year ended March 31, 2010.

   c. Additional paid-in capital and noncontrolling interest

As mentioned in note 1, on September 2, 2010, the shareholders approved a capital increase at Rumo through issuance of shares in exchange for cash provided by investors. As a result of this transaction, Cosan recorded noncontrolling interest in the amount of $110,247. The cash contribution in excess of the book value the investors interest in Rumo has been accounted for as an equity transaction, leading to an additional paid-in capital of $117,543.

12.	Deferred gain on sale of investments in subsidiaries

Agrícola Ponte Alta S.A. is a subsidiary whose principal assets are land used for the growing of sugarcane for Cosan. On December 15, 2008, the shareholders approved a partial spin-off of the assets of Ponte Alta and created four new subsidiaries.  Agricultural land was then transferred from Ponte Alta to each of the entities. On December 30, 2008, two of the entities, Nova Agrícola Ponte Alta S.A. and Terras da Ponte Alta S.A. were sold to Radar, an affiliate company accounted for by the equity method. The selling price was fair value, $123,596, which resulted in a gain of $47,080. This gain has previously been deferred since there were no lease contracts executed for the land, which was being used by Cosan for a monthly fee.  During the year ended March 31, 2009 the lease contracts were executed, and the gain is being amortized to profit and loss over the 19 year average term of the leases since then.

During the nine-month period ended December 31, 2010, the Company recognized a gain of $2,893 related to this sale-leaseback transaction.

13.	Share-based compensation

Cosan offers a stock option plan to officers and employees. The plan authorizes the issue of up to 5% of the shares comprising Cosan’s share capital. The exercise of

23

COSAN S.A. INDÚSTRIA E COMÉRCIO

Notes to the condensed consolidated financial statements (Continued)
(In thousands of U.S. dollars, unless otherwise stated)
(Unaudited)

options may be settled only through issuance of new common shares or treasury shares.

13.	Share-based compensation (Continued)

The employees that resign Cosan S.A before the vesting period will forfeit 100% of their rights. However, if the employment is terminated by Cosan without cause, the employees will have right to exercise 100% of their options of that particular year plus the right to exercise 50% of the options of the following year.

The fair value of share-based awards was estimated using a binominal model with the following assumptions:

	Options granted on September 22, 2005	Options granted on September 11, 2007	Options granted on August 7, 2009
Grant price - in U.S. dollars	3.67	3.67	3.67
Expected life (in years)	7.5	7.5	Immediate
Interest rate	14.52%	9.34%	(1)
Expected volatility	34.00%	46.45%	(1)
Expected dividend yield	1.25%	1.47%	(1)
Weighted-average fair value at grant date - in U.S. dollars	7.41	10.92	(1)

(1)	The options were fully vested at the date of issuance so the fair value was the quoted market price as of the grant date.

As of December 31, 2010, the amount of $851 related to the unrecognized compensation cost related to stock options is expected to be recognized in 9 months.

As of December 31, 2010 there were 112,440 options outstanding with a weighted-average exercise price of $3.67.

24

COSAN S.A. INDÚSTRIA E COMÉRCIO

Notes to the condensed consolidated financial statements (Continued)
(In thousands of U.S. dollars, unless otherwise stated)
(Unaudited)

14.	Risk management and financial instruments

a)	Risk management

The Company is exposed to market risks, mainly related to the volatility of sugar prices and foreign exchange rates. Management analyzes these risks and uses financial instruments to hedge a portion of the risk exposure.

On December 31 and March 31, 2010, fair values related to transactions involving derivative financial instruments with the purpose of hedge or other purposes were measured at market value (fair value) by observables factors such as quoted prices in active markets or discounted cash flows based on market curves and are presented below:

	Notional		Fair Value
	December 31,	March 31,	December 31,	March 31,
	2010	2010	2010	2010
Price risk
Commodity derivatives
Future contracts	1,027,319	661,110	(157,488)	63,101
Options contracts	11,727	603,357	(25,908)	(6,586)
Swap contracts	758,912	56,594	(4)	607
			(183,400)	57,122
Exchange rate risk

Future contracts	154,309	1,180,829	1,321	264
Forward contracts	682,979	537,422	60,933	20,527
Options contracts	35,711	377,036	2,955	8,827
			65,209	29,618
Interest rate risk
Interest derivative	207,574	291,291	(1,269)	(351)
			(1,269)	(351)
Total			(119,460)	86,389
Total Assets			108,032	129,456
Total Liabilities			(227,492)	(43,067)

b)	Price risk

This arises from the possibility of fluctuations in the market prices of products sold by the Company, mainly raw material sugar - VHP (sugar #11) and white sugar (LIFFE sugar #5). These fluctuations in prices can cause substantial changes in the revenues of the Company.  To mitigate these risks, the Company constantly monitors the markets, seeking to anticipate changes in prices. The positions of the consolidated derivative financial instruments to hedge the price risk of commodities are shown in the table below:

25

COSAN S.A. INDÚSTRIA E COMÉRCIO

Notes to the condensed consolidated financial statements (Continued)
(In thousands of U.S. dollars, unless otherwise stated)
(Unaudited)

14.	Risk management and financial instruments (Continued)

Price risk: price derivatives outstanding as of December 31, 2010
Derivative	Purchased/ sold	Market	Contract	Maturity	Notional	Fair Value
Derivative financial instruments designated as cash flow hedges
Future	Sold	NYBOT	#11	01/Mar/11	(141.838)	(41.973)
Future	Sold	NYBOT	#11	01/May/11	(26.294)	(14.623)
Future	Sold	NYBOT	#11	01/Jul/11	(107.259)	(26.491)
Future	Sold	NYBOT	#11	01/Oct/11	(74.827)	(19.438)
Future	Sold	NYBOT	#11	01/Mar/12	(20.049)	(335)
Swap	Sold	NYBOT	#11	01/Mar/11	(30.238)	(23.353)
Swap	Sold	NYBOT	#11	01/May/11	(16.534)	115
Swap	Sold	NYBOT	#11	01/Jul/11	(170.502)	(18.724)
Swap	Sold	NYBOT	#11	01/Oct/11	(176.946)	(20.452)
Subtotal designated as cash flow hedges					(764.487)	(165.274)

Derivative financial instruments not designated under hedge accounting
Future	Sold	NYBOT	#11	01/Mar/11	(27.017)	(10.414)
Future	Sold	NYBOT	#11	01/Oct/11	(34.436)	(15.070)
					(61.453)	(25.484)

Future	Purchased	NYBOT	#11	01/Mar/11	(24.904)	1.285
Future	Purchased	NYBOT	#11	01/Mar/11	(5.960)	3.957
Future	Purchased	NYBOT	#11	01/Oct/11	(24.752)	2.643
Future	Purchased	NYBOT	#11	01/Mar/12	(30.125)	13.890
Swap	Purchased	NYBOT	#11	01/Jul/11	(53.872)	4.806
Swap	Purchased	NYBOT	#11	01/Oct/11	(61.768)	6.688
					(201.381)	33.270

Future	Sold	BMFBovespa	Hydrated ethanol	31/Jan/11	758.912	(4)
					758.912	(4)

Call	Sold	NYBOT/OTC	#11	01/Mar/11	3.022	(13.173)
Call	Sold	NYBOT	#11	01/Mar/11	451	(2.513)
Call	Sold	NYBOT	#11	01/Mar/11	160	(865)
Call	Sold	NYBOT/OTC	#11	01/Oct/11	1.711	(5.293)
Call	Sold	NYBOT/OTC	#11	01/Oct/11	2.390	(6.531)
					7.734	(28.374)

Put	Purchased	NYBOT/OTC	#11	01/Oct/11	1.677	1.000
Put	Purchased	NYBOT/OTC	#11	01/Oct/11	2.316	1.466
					3.993	2.466
Subtotal derivative financial instruments not designated under hedge accounting					507.807	(18.126)
Total price risk related derivatives					(256.680)	(183.400)

26

COSAN S.A. INDÚSTRIA E COMÉRCIO

Notes to the condensed consolidated financial statements (Continued)
(In thousands of U.S. dollars, unless otherwise stated)
(Unaudited)

14.	Risk management and financial instruments (Continued)

c)	Foreign exchange risk

This arises from the possibility of fluctuations in the exchange rates of the foreign currencies used by the Company for the export revenues of products, imports, debt cash flow and other assets and liabilities denominated in a foreign currency.  The Company uses derivative transactions to manage the risks of cash flow coming from the export revenues denominated in U.S. dollars, net of other cash flows denominated in foreign currency. The table below demonstrates the consolidated positions open as of December 31, 2010 of derivatives used to hedge exchange rates:

Foreing exchange risk: derivatives outstanding as of December 31, 2010
Derivative	Purchase/ Sold	Market	Contract	Maturity	Notional	Fair Value
					US$ (thousand)	US$ (thousand)
Derivative financial instruments designated as cash flow hedge.
Forward	Sold	OTC/Cetip	NDF	January 3, 2011	53,691	8,688
Forward	Sold	OTC/Cetip	NDF	April 1, 2011	111,196	9,104
Forward	Sold	OTC/Cetip	NDF	May 31, 2011	84,792	12,027
Forward	Sold	OTC/Cetip	NDF	July 1, 2011	59,597	7,134
Forward	Sold	OTC/Cetip	NDF	August 1, 2011	62,267	9,224
Forward	Sold	OTC/Cetip	NDF	October 3, 2011	156,860	20,715
Sub-total designated as cash flow hedge					528,403	66,892
Derivative financial instruments not designated under hedge accounting

Future	Sold	BMFBovespa	Commercial U.S. dollar rate	January 3, 2011	228,604	1,639
Future	Sold	BMFBovespa	Commercial U.S. dollar rate	February 1, 2011	83,526	809

Future	Purchased	BMFBovespa	Commercial U.S. dolla rrate	January 3, 2011	(157,821)	(1,126)
Sub-total Future Purchased					(157,821)	(1,126)

27

COSAN S.A. INDÚSTRIA E COMÉRCIO

Notes to the condensed consolidated financial statements (Continued)
(In thousands of U.S. dollars, unless otherwise stated)
(Unaudited)

14.	Risk management and financial instruments (Continued)

Foreing exchange risk: derivatives outstanding as of December 31, 2010
Derivative	Purchased / Sold	Market	Contract	Maturity	Notional	Fair value
Forward	Purchased	OTC	NDF (Offshore)	February 2, 2011	6,352	(140)
Forward	Purchased	OTC	NDF (Offshore)	May 2, 2011	6,470	(138)
Forward	Purchased	OTC	NDF (Offshore)	August 2, 2011	6,610	(136)
Forward	Purchased	OTC	NDF (Offshore)	November 1, 2011	6,749	(153)
Forward	Purchased	OTC	NDF (Offshore)	February 1, 2012	6,895	(190)
Forward	Purchased	OTC	NDF (Offshore)	May 2, 2012	7,035	(188)
Forward	Purchased	OTC	NDF (Offshore)	August 1, 2012	7,189	(198)
Forward	Purchased	OTC	NDF (Offshore)	October 30, 2012	7,345	(212)
Forward	Purchased	OTC	NDF (Offshore)	January 31, 2013	7,505	(215)
Forward	Purchased	OTC	NDF (Offshore)	April 30, 2013	7,646	(195)
Forward	Purchased	OTC	NDF (Offshore)	July 31, 2013	7,800	(181)
Forward	Purchased	OTC	NDF (Offshore)	October 31, 2013	7,956	(169)
Forward	Purchased	OTC	NDF (Offshore)	January 31, 2014	8,115	(191)
Forward	Purchased	OTC	NDF (Offshore)	April 29, 2014	8,248	(278)
Forward	Purchased	OTC	NDF (Offshore)	July 31, 2014	8,404	(379)
Forward	Purchased	OTC	NDF (Offshore)	October 31, 2014	8,559	(478)
Forward	Purchased	OTC	NDF (Offshore)	February 2, 2015	8,700	(551)
Forward	Purchased	OTC	NDF (Offshore)	April 29, 2015	8,838	(598)
Forward	Purchased	OTC	NDF (Offshore)	July 31, 2015	9,004	(660)
Forward	Purchased	OTC	NDF (Offshore)	October 30, 2015	9,155	(710)
Sub-total Forward Purchased					154,575	(5,960)

Put Offshore	Purchased	OTC	Commercial U.S. dollar rate	February 11, 2011	25,677	1,776
Put Offshore	Purchased	OTC	Commercial U.S. dollar rate	February 11, 2011	10,035	1,179
Sub-total Put Purchased					35,711	2,955
Total of Foreign exchange derivatives designated for exportation					872,999	65,209
Swap	Purchased	OTC/Cetip	U.S. dollar/DI		193,268	22,032
Swap	Sold	OTC/Cetip	U.S. dollar/DI		(193,268)	(22,032)
Total Foreing exchange					872,999	65,209

28

COSAN S.A. INDÚSTRIA E COMÉRCIO

Notes to the condensed consolidated financial statements (Continued)
(In thousands of U.S. dollars, unless otherwise stated)
(Unaudited)

14.	Risk management and financial instruments (Continued)

On December  31, 2010 and March 31, 2010, the Company had the following net exposure to the variation of U.S. dollar assets and liabilities denominated in U.S. dollars

	December 31, 2010	March 31, 2010
Amounts pending foreign exchange closing	9,666	71,732
Overnight	10,161	28,338
Trade notes receivable - foreign	57,704	83,467
Senior Notes due in 2014	(363,300)	(354,433)
Senior Notes due in 2017	(411,589)	(404,589)
Perpetual bonds	(759,154)	(455,304)
Foreign currency-denominated loans	(227,342)	(269,016)
Export pre-payments	(435,451)	(547,230)
Restricted cash	165,796	25,251
Exchange exposure	(1,953,509)	(1,821,784)

  d)  hedge accounting effects

The Company formally designated its transactions subject to hedge accounting for cash flow hedges from sugar VHP (raw material) export revenue, documenting: (i) the relationship of the hedge, (ii) the Company’s purpose for taking the hedge and its risk management strategy, (iii) identification of the financial instrument, (iv) the transaction or item covered, (v) the nature of the risk being hedged, (vi) a description of the hedging relationship (vii) the demonstration of correlation between the hedge and the object of coverage, and (viii) the prospective analysis of hedge effectiveness. The Company has designated derivative financial instruments of Sugar # 11 (NYBOT or OTC) to cover the risk of price and Non-Deliverable Forwards (NDF) to cover exchange rate risk, as demonstrated in topics (b) and (c) of this Note.

The Company records gains and losses deemed effective for purposes of hedge accounting to a specific account in shareholders´ equity (“other comprehensive income”), until the object of coverage (hedged item) affects the profit and loss.

29

COSAN S.A. INDÚSTRIA E COMÉRCIO

Notes to the condensed consolidated financial statements (Continued)
(In thousands of U.S. dollars, unless otherwise stated)
(Unaudited)

14.	Risk management and financial instruments (Continued)

			Expected period to affect P&L
Derivative	Market	Risk	2010/2011	2011/2012	Total

Future	OTC/ NYBOT	#11	(56,790)	(221,363)	(278,153)
NDF	OTC/ CETIP	USD	5,693	53,896	59,589
			(51,097)	(167,467)	(218,564)

(-) Deferred income taxes			17,373	56,939	74,312
Shareholders' equity effect			(33,724)	(110,528)	(144,252)

The detail of the movement of the cash flow hedge gain or loss in other comprehensive income is as follows:

Cash flow hedges

Balance at March 31, 2010	-
Gain/(losses) of cash flow hedges for the period
Commodities future and swap contracts	(342,540)
Currency forward contracts	73,847
Reclassification adjustments for losses included in the income statement (net sales)	50,129
Total before tax effect	(218,564)
Tax effect on gain/(losses) of cash flow hedges for the period – 34%	74,312
Balance at December 31, 2010	(144,252)

During the nine-month period ended December 31, 2010, the Company recorded the amount of $8,967 on results for operations due to hedged items that would no longer qualify to be designated under hedge accounting. Also, the Company recorded the amount of $219 related to the gains and losses of the hedges’ ineffectiveness during the nine-month period ended December 31, 2010.

e)	Interest rate risk

The Company monitors fluctuations of the interest rates related to certain loan contracts, mainly those with Libor interest rate risk, and in the event of increased volatility of such rates, it may engage in transactions with derivatives so as to minimize such risks. At December 31, 2010, the Company presented the following net balance sheet exposure related to interest rate risk:

30

COSAN S.A. INDÚSTRIA E COMÉRCIO

Notes to the condensed consolidated financial statements (Continued)
(In thousands of U.S. dollars, unless otherwise stated)
(Unaudited)

14.	Risk management and financial instruments (Continued)

e)	Interest rate risk (Continued)

Interest rate risk: outstanding interest rate swap derivatives on December 31, 2010
				Number
	Purchased			of
Derivative	/sold	M arket	Contract	Contract	Average price	Notional	Fair value
Swap	Purchased	OCT/Cetip	Fix/Libor 3 month	1	1.199%/libor 3 Month	69,192	(423)
Swap	Purchased	OCT/Cetip	Fix/Libor 3 month	1	1.199%/libor 3 Month	138,382	(846)
						207,574	(1,269)

f)	Credit risk

A significant portion of sales made by the Company is to a select group of best-in-class counterparts (i.e. trading companies, fuel distribution companies and large supermarket chains).

Credit risk is managed through specific rules of client acceptance including credit ratings and limits for customer exposure, including the requirement of a letter of credit from major banks and obtaining actual warranties on given credit, when applicable. Management believes that the risk of credit is covered by the allowance for doubtful accounts.

The Company buys and sells commodity derivatives in futures and options markets on the New York Board of Trade (NYBOT) and the London International Financial Futures and Options Exchange (LIFFE), as well as in the over-the-counter (OTC) market with selected counterparties. The Company buys and sells foreign exchange derivatives on BM&FBovespa and OTC contracts registered with CETIP (OTC clearing house) with banks Goldman Sachs & Co, Banco Barclays S.A., BNP Paribas Commodity Futures Ltd, Newedge LLC, Macquarie Bank Ltd, ADM Investors Services International Limited (Hencorp), Prudential Bache Commodities LLC, Natixis Commodity Markets Ltd, Espirito Santo Investmento do Brasil S.A., Deutsche Bank S.A. – Banco Alemão, Banco Bradesco S.A., Banco JP Morgan S.A., Banco Standard de Investimentos S.A., Banco Morgan Stanley Witter S.A. and Banco BTG Pactual S.A..

31

COSAN S.A. INDÚSTRIA E COMÉRCIO

Notes to the condensed consolidated financial statements (Continued)
(In thousands of U.S. dollars, unless otherwise stated)
(Unaudited)

14.	Risk management and financial instruments (Continued)

Guarantee margins – The Company’s derivative operations on commodity exchanges (NYBOT, LIFFE and BM&FBovespa) require an initial guarantee margin. The brokers with which the Company operates on these commodity exchanges offer credit limits for these margins. As of December 30, 2010, the total credit limit used as initial margin was $83,227 ($38,543 as of March 31, 2010). As a requirement to trade in BM&FBovespa, the Company posted on December 31, 2010, the amount of $19,061 ($46,627 as of March 31, 2010) as guarantee in the  form of a settlement bond issued by a first-class banking institution. Over-the-counter derivative transactions of the Company are exempt from margin guarantees.

g)	Debt acceleration risk

As of December 31, 2010 and March 31, 2010, the Company was a party to loan and financing agreements with covenants generally applicable to these operations, including requirements related to cash generation, debt to equity ratio and others. These covenants are being fully complied with by the Company and do not place any restrictions on its operations as a going-concern.

15.	Fair value measurements

Effective May 1, 2008, Cosan adopted ASC 820, Fair Value Measurements, for all financial instruments and non-financial instruments accounted for at fair value on a recurring basis. ASC 820 establishes a new framework for measuring fair value and expands related disclosures. Broadly, the ASC 820 framework requires fair value to be determined based on the exchange price that would be received for an asset or paid to transfer a liability (an exit price) in the principal or most advantageous market for the asset or liability in an orderly transaction between market participants. ASC 820 establishes market or observable inputs as the preferred source of values, followed by assumptions based on hypothetical transactions in the absence of market inputs.
The valuation techniques required by ASC 820 are based upon observable and unobservable inputs. Observable inputs reflect market data obtained from independent sources, while unobservable inputs reflect market assumptions. These two types of inputs create the following fair value hierarchy:

Level 1 - Quoted prices for identical instruments in active markets.

32

COSAN S.A. INDÚSTRIA E COMÉRCIO

Notes to the condensed consolidated financial statements (Continued)
(In thousands of U.S. dollars, unless otherwise stated)
(Unaudited)

15.	Fair value measurements (Continued)

Level 2 - Quoted prices for similar instruments in active markets; quoted prices for identical or similar instruments in markets that are not active; and model-derived valuations whose inputs are observable or whose significant value drivers are observable.

Level 3 - Significant inputs to the valuation model are unobservable.

The following section describes the valuation methodologies Cosan uses to measure different financial instruments at fair value.

Derivatives

Cosan uses closing prices for derivatives included in Level 1, which are traded either on exchanges or liquid over-the-counter markets.

The remainder of the derivatives portfolio is valued using internal models, most of which are primarily based on market observable inputs including interest rate curves and both forward and spot prices for currencies and commodities. Derivative assets and liabilities included in Level 2 primarily represent interest rate swaps, foreign currency swaps and commodity forward contracts.

The following table presents our assets and liabilities measured at fair value on a recurring basis as of December 31, 2010.

Fair value measurements	Level 1	Level 2	Total

Derivatives	(126,028)	6,568	(119,460)
Assets			108,032
Liabilities			(227,492)
Total			(119,460)

33

COSAN S.A. INDÚSTRIA E COMÉRCIO

Notes to the condensed consolidated financial statements (Continued)
(In thousands of U.S. dollars, unless otherwise stated)
(Unaudited)

16.	Segment information

a. Segment information

The following information about segments is based upon information used by Cosan’s senior management to assess the performance of operating segments and to decide on the allocation of resources. Cosan’s operating and reportable segments are business units in Brazil that target different industry segments. Each reportable segment is managed separately because of the need to specifically address customer needs in these different industries. The operations of these segments are based solely in Brazil.

The Company has three operating segments: Sugar and Ethanol (“S&E”), Fuel Distribution and Lubricants (“CCL”), and Sugar Logistics (“Rumo”).

The S&E segment produces and sells a broad variety of sugar and ethanol products.

The sugar products include raw (also known as very high polarization - VHP sugar), organic, crystal and refined sugars, which are sold to a wide range of customers in Brazil and abroad. Cosan exports the majority of the sugar produced through international commodity trading companies. Cosan’s domestic customers include wholesale distributors, food manufacturers and retail supermarkets, through which it sells its “Da Barra” and “União” branded products.  The ethanol products include fuel ethanol and industrial ethanol. Cosan’s principal fuel ethanol products are hydrous and anhydrous. Hydrous ethanol is used as an automotive fuel and anhydrous (which has a lower water content than hydrous ethanol) is used as an additive in gasoline.  The fuel ethanol products are mainly sold in the domestic market by fuel distribution companies. Consumption of hydrous ethanol in Brazil is increasing as a result of the introduction of flex fuel vehicles that can run on either gasoline or ethanol (or a combination of both).  In addition, the S&E segment sells liquid and gel ethanol products used mainly in the production of paint, cosmetics and alcoholic beverages for industrial clients in various sectors. Also, the S&E segment includes the co-generation activities and most of the corporate activities.

The CCL segment is engaged in the distribution in Brazil of fuel products, derived from petroleum or ethanol, and lubricants as well as the operation of convenience stores. The network to which the fuel distribution segment distributes such products is comprised of approximately 1,700 fuel stations.

34

COSAN S.A. INDÚSTRIA E COMÉRCIO

Notes to the condensed consolidated financial statements (Continued)
(In thousands of U.S. dollars, unless otherwise stated)
(Unaudited)

 Segment information (Continued)

a. Segment information (Continued)

The Rumo segment provides logistics services for the transport, storage and port lifting of sugar for both the S&E segment and third parties.

The accounting policies underlying the financial information provided for the segments are based on Brazilian GAAP. We evaluate segment performance based on information generated from the statutory accounting records.

Segment profit and loss and selected balance sheet data under Brazilian GAAP is as follows:

	December 31, 2010
	S&E	CCL	RUMO	Adjustment/ elimination	Consolidated
	Brazilian GAAP				US GAAP
Balance sheet:
Property, plant & equipment (PP&E)	3,076,888	235,627	392,876	878,817	4,584,208
Goodwill and Intangible assets	861,051	858,060	44,213	247,327	2,010,651
Loans, net of cash and cash equivalents	(3,292,443)	(276,906)	(3,985)	45,069	(3,528,265)
Others assets (liabilities)	2,518,543	349,950	14,467	(2,082,768)	800,193
Total net assets	3,164,039	1,166,731	447,571	(911,555)	3,866,787
Income statements (9 months)
Net Sales	2,700,275	5,087,365	208,236	(265,896)	7,729,980
Gross profit	605,232	362,451	66,202	(85,097)	948,788
Selling general and administrative expenses	(412,335)	(230,643)	(11,843)	(14,185)	(669,006)
Operating income	192,897	131,808	54,359	(99,282)	279,782
Other income (expense)	94,081	8,639	4,997	(130,712)	(22,995)
Other selected data:
Additions to PP&E (Capex)	647,701	56,486	224,914	-	929,101
Depreciation and amortization	380,027	21,242	8,115	108,144	517,528

35

COSAN S.A. INDÚSTRIA E COMÉRCIO

Notes to the condensed consolidated financial statements (Continued)
(In thousands of U.S. dollars, unless otherwise stated)
(Unaudited)

16.	Segment information (Continued)

a. Segment information (Continued)

	March 31, 2010
	S&E	CCL	RUMO	Adjustment/ elimination	Consolidated
	Brazilian GAAP				US GAAP
Balance sheet:
Property, plant & equipment (PP&E)	2,775,752	199,983	165,094	856,986	3,997,815
Goodwill and Intangible assets	735,198	774,716	38,824	341,460	1,890,198
Loans, net of cash and cash equivalents	(2,443,354)	(249,839)	(59,799)	69,929	(2,683,063)
Others assets (liabilities)	2,113,306	342,720	7,696	(2,202,267)	261,455
Total net assets	3,180,902	1,067,580	151,815	(933,892)	3,466,405

	December 31, 2009
	S&E	CCL	RUMO	Adjustment/ elimination	Consolidated
	Brazilian GAAP				US GAAP
Income statements (9 months)
Net sales	1,888,554	4,004,480	62,514	(110,079)	5,845,469
Gross profit	404,958	298,685	15,403	(52,837)	666,209
Selling, general and administrative expenses	(320,130)	(186,328)	(6,528)	(7,974)	(520,960)
Operating income	8,483	112,357	8,874	15,535	145,249
Other income (expense)	116,759	50,660	(12,647)	(6,338)	148,435
Other selected data:
Additions to PP&E (Capex)	654,879	22,808	406	-	678,093
Depreciation and amortization	232,592	14,196	5,674	127,035	379,497

36

COSAN S.A. INDÚSTRIA E COMÉRCIO

Notes to the condensed consolidated financial statements (Continued)
(In thousands of U.S. dollars, unless otherwise stated)
(Unaudited)

16.	Segment information (Continued)

b. Detailed net sales per segment

S&E (Brazilian GAAP)	December 31, 2010	December 31, 2009
Sugar	1,642,591	1,145,897
Ethanol	880,202	607,054
Cogeneration	109,107	45,969
Other	68,375	89,634
CCL (Brazilian GAAP)	2,700,275	1,888,554
Fuels	4,707,665	3,728,550
Lubricants	351,406	246,487
Other	28,294	29,442
Rumo (Brazilian GAAP)	5,087,365	4,004,480
Port lifting	58,904	61,082
Logistics	142,862	1,432
Other	6,470	-
	208,236	62,514
Adjustments / eliminations	(265,896)	(110,079)
Total (US GAAP)	7,729,980	5,845,469

c. Net sales by region

The percentage of net sales by geographic area for the nine-month periods ended December 31, 2010 and 2009 are as follows:

	December 31,	December 31,
	2010	2009
Sales by geographic area
Brazil	67.65%	80.14%
Europe	26.45%	13.33%
Middle east and Asia	2.51%	2.06%
North America	1.01%	3.43%
Latin American (Except Brazil)	0.57%	0.44%
Others	1.81%	0.60%
Total	100.00%	100.00%

37

COSAN S.A. INDÚSTRIA E COMÉRCIO

Notes to the condensed consolidated financial statements (Continued)
(In thousands of U.S. dollars, unless otherwise stated)
(Unaudited)

16.	Segment information (Continued)

d.  Concentration of clients

S&E

There are several clients in this segment, one of which represents more than 10% of the segment net sales -- the SUCDEN Group (16.1% for the nine-month period ended December 31, 2010 and 21.3% for the nine-month period ended December 31, 2009).

CCL

In this segment there are no clients that represent more than 10% of the net sales for the nine-month period ended December 31, 2010 and 2009.

Rumo

For the nine-month period ended December 31, 2010, 55.3% of the segment net sales were generated from sales to the S&E segment (27.7% for the nine-month period ended December 31, 2009). There are two other customers which represented more than 10% of the net sales for nine-month period ended December 31, 2010 and 2009 of this segment.  SUCDEN Group accounted for 7.4% of segment sales for the nine-month period ended December 31, 2010 (14.4% for the nine-month period ended December 31, 2009) and the ED&F Man Group accounted for 4.3% of segment sales for the nine-month period ended December 31, 2010.

17.	Subsequent events

On January 11, 2011, the Company entered into a binding memorandum of understanding with the shareholders of Usina Zanin Açúcar e Álcool Ltda. (“Zanin”), subject to an exclusivity period of 45 days, aiming to purchase the total outstanding equity interests of Zanin for the amount of R$142.0 million (“Transaction”), to be funded with available cash. In addition, Cosan will assume debts amounting to R$236.6 million. This Transaction will include Zanin assets related to the industrial and agricultural activities with annual crushing capacity of approximately 2.6 million tons of sugarcane and a greenfield project in the city of Prata, State of Minas Gerais.

The formation of this Transaction is subject to the satisfaction of some precedent conditions such as the successful renegotiation of the financial liabilities with banks and the negotiation of the final contracts.

38

COSAN S.A. INDÚSTRIA E COMÉRCIO

Notes to the condensed consolidated financial statements (Continued)
(In thousands of U.S. dollars, unless otherwise stated)
(Unaudited)

39

Unconsolidated and Consolidated
Quarterly Financial Information

Cosan S.A. Indústria e Comércio

December 31, 2010

“A free translation into English of the original issued in Portuguese”

COSAN S.A. INDÚSTRIA E COMÉRCIO

UNCONSOLIDATED AND CONSOLIDATED QUARTERLY FINANCIAL INFORMATION

December 31, 2010

Table of contents

Special review report of independent auditors	1

Unaudited quarterly financial information

Unaudited balance sheets	3
Unaudited statements of operations	5
Unaudited statement of changes in shareholders’ equity	6
Unaudited statements of cash flows	9
Notes to the unaudited quarterly financial information	13

A free translation from Portuguese into English of review report on quarterly financial information prepared in Brazilian currency in accordance with the accounting practices adopted in Brazil

REVIEW REPORT ON QUARTERLY FINANCIAL INFORMATION

The Board of Directors and Shareholders of
Cosan S.A. Indústria e Comércio

1.
We have reviewed the quarterly financial information which include the balance sheet (individual and consolidated) of Cosan S.A. Indústria e Comércio as of December 31, 2010 and the related statements (individual and consolidated) of income, changes in equity and cash flows for the three-month period then ended. Management is responsible for the preparation and fair presentation of this quarterly financial information in accordance with the accounting practices adopted in Brazil. Our responsibility is to express a conclusion on this quarterly financial information based on our review.

2.
We conducted our review in accordance with the Brazilian and International standards on review engagements. A review of quarterly financial information consists of making inquiries, primarily of persons responsible for financial and accounting matters, and applying analytical and other review procedures. A review is substantially less in scope than an audit conducted in accordance with standards on auditing and consequently does not enable us to obtain assurance that we would become aware of all significant matters that might be identified in an audit. Accordingly, we do not express an audit opinion.

3.
Based on our review, nothing has come to our attention that causes us to believe that the accompanying quarterly financial information has not been prepared, in all material respects, in accordance with the accounting practices adopted in Brazil.

4.
As mentioned in Note 2, during the 2009, CVM approved several Pronouncements, Interpretations and Technical Orientations issued by the Committee of Accounting Pronouncements (“CPC”) effective 2010, which have changed accounting practices adopted in Brazil. As permitted by CVM Deliberation 603/09, management of the Company opted to present is Quarterly Financial Information using the same accounting standards adopted in Brazil until December 31, 2009, therefore, it did not apply the new pronouncements effective in 2010. As required by the CVM Deliberation, the Company disclosed this fact in Note 2 of the Quarterly Financial Information as well as the description of the main changes the can have an impact in its financial statements at the end of the year and the reasons that avoid the presentation of the estimated effects in shareholders’ equity and income, as required by the Deliberation.

São Paulo, February 9, 2011

ERNST & YOUNG TERCO
Auditores Independentes S.S.
CRC 2SP015199/O-6

Luiz Carlos Nannini
Accountant CRC 1SP171638/O-7

A free translation from Portuguese into English of financial statements prepared in Brazilian currency in accordance with accounting practices adopted in Brazil

COSAN S.A. INDÚSTRIA E COMÉRCIO

Unaudited balance sheets
December 31, 2010 and September 30, 2010
(In thousands of reais)

		Parent Company		Consolidated
		December 31, 2010	September 30, 2010	December 30, 2010	September 30, 2010
Assets
Current assets
Cash and cash equivalents	Note 4	69,413	45,798	1,136,882	988,367
Restricted cash		276,249	75,950	276,249	75,950
Trade accounts receivable	Note 5	56,433	58,116	657,453	760,031
Derivative financial instruments	Note 20	216,712	185,594	180,003	165,981
Inventories	Note 6	511,610	527,440	2,010,008	1,938,814
Advances to suppliers		69,493	78,730	268,595	293,879
Related parties	Note 7	472,537	559,314	20,299	21,216
Deferred income and social contribution taxes	Note 12.b	18,937	12,522	100,907	94,512
Recoverable taxes		116,961	124,945	401,096	396,386
Dividends		32,629	2,204	-	-
Other assets		24,682	11,768	102,815	71,935
		1,865,656	1,682,381	5,154,307	4,807,071

Noncurrent assets
Long-term receivables
Accounts receivable from federal government	Note 15	-	-	342,110	339,232
CTNs-Restricted Brazilian Treasury Bills	Note 13	36,847	34,705	242,617	228,513
Deferred income and social contribution taxes	Note 12.b	234,052	177,292	645,038	576,128
Advances to suppliers		31,716	20,062	85,478	65,142
Related parties	Note 7	1,730	681	76,016	77,845
Recoverable Taxes		-	-	35,964	36,567
Other assets		19,355	5,049	226,873	188,605
Permanent assets
Investments	Note 8	6,498,076	6,464,172	208,655	207,585
Property, plant and equipment	Note 9	921,081	855,163	6,173,922	5,878,400
Intangible assets	Note 10	394,076	395,265	2,938,050	2,931,775
		8,136,933	7,952,389	10,974,723	10,529,792

Total assets		10,002,589	9,634,770	16,129,030	15,336,863

		Parent Company		Consolidated
		December 31, 2010	September 30, 2010	December 31, 2010	September 30, 2010
Liabilities
Current liabilities
Loans and financing	Note 13	599,485	671,878	1,129,092	1,058,598
Derivative financial instruments	Note 20	369,116	96,123	379,048	96,123
Trade accounts payable		168,607	197,970	754,362	832,087
Salaries payable		54,969	71,925	175,629	225,489
Taxes and social contributions payable	Note 11	34,783	47,230	218,783	239,154
Dividends payable	Note 16.b	7,038	7,038	7,038	7,038
Related parties	Note 7	194,812	155,672	74,630	65,960
Other liabilities		47,873	51,280	180,338	198,362
		1,476,683	1,299,116	2,918,920	2,722,811

Noncurrent liabilities
Loans and financing	Note 13	1,427,300	1,612,915	5,961,678	5,310,811
Taxes and social contributions payable	Note 11	88,428	88,184	618,657	606,302
Provision for judicial demands	Note 14	78,175	82,763	469,222	469,297
Related parties	Note 7	1,405,440	920,798	-	-
Actuarial liability	Note 24	-	-	53,644	57,774
Deferred income and social contribution taxes	Note 12.b	233,642	245,003	458,624	425,496
Other liabilities		49,631	38,417	151,373	150,317
		3,282,616	2,988,080	7,713,198	7,019,997

Minority shareholders’ interest		-	-	253,622	246,481

Shareholders’ equity	Note 16
Capital		4,691,135	4,691,135	4,691,135	4,691,135
Capital reserves		36,110	51,484	36,110	51,484
Income reserves		290,817	290,817	290,817	290,817
Other comprehensive income		(251,120)	(134,307)	(251,120)	(134,307)
Accumulated income		476,348	448,445	476,348	448,445
		5,243,290	5,347,574	5,243,290	5,347,574
Total liabilities and shareholders’ equity		10,002,589	9,634,770	16,129,030	15,336,863

The notes are an integral part of the financial statements.

COSAN S.A. INDÚSTRIA E COMÉRCIO

Unaudited statement of operations
Quarters ended December 31, 2010 and 2009
(In thousands of reais, except earnings per share)

		Parent Company		Consolidated
		December 31, 2010	December 31, 2009	December 31, 2010	December 31, 2009
Gross operating sales
Sales of goods and services		545,249	514,709	5,192,925	4,145,134
Taxes and sales deductions		(38,369)	(35,403)	(454,492)	(344,634)
Net operating sales		506,880	479,306	4,738,433	3,800,500

Cost of goods sold and services rendered		(459,702)	(391,272)	(4,160,523)	(3,340,517)

Gross profit		47,178	88,034	577,910	459,983

Operating income (expenses)
Selling expenses		(38,919)	(33,966)	(270,952)	(218,374)
General and administrative expenses		(66,849)	(55,281)	(132,026)	(117,932)
Financial, net	Note 18	16,627	(54,963)	(97,808)	(78,285)
Income (loss) on equity investments	Note 8	57,097	151,619	1,729	(9,360)
Other operating income (expenses), net	Note 19	(1,590)	79,363	(3,647)	217,012
		(33,634)	86,772	(502,704)	(206,939)
Operating income before income and social contribution taxes		13,544	174,806	75,206	253,044

Income and social contribution taxes
Current	Note 12.a	-	-	(25,862)	(26,309)
Deferred	Note 12.a	14,359	(7,677)	(13,796)	(58,948)
		14,359	(7,677)	(39,658)	(85,257)

Net income before minority interest		27,903	167,129	35,548	167,787

Minority interest		-	-	(7,645)	(658)

Net income for the period		27,903	167,129	27,903	167,129

Earnings per share – in Reais		0,06870	0,41144

The notes are an integral part of the financial statements.

COSAN S.A. INDÚSTRIA E COMÉRCIO

Unaudited statement of operations
Nine month periods ended December 31, 2010 and 2009
(In thousands of reais, except earnings per share)

		Parent Company		Consolidated
		December 31, 2010	December 31, 2009	December 31, 2010	December 31, 2009
Gross operating sales
Sales of goods and services		1,765,191	1,741,694	14,762,052	11,895,875
Taxes and sales deductions		(106,155)	(93,613)	(1,307,910)	(953,936)
Net operating sales		1,659,036	1,648,081	13,454,142	10,941,939

Cost of goods sold and services rendered		(1,318,246)	(1,377,328)	(11,641,205)	(9,590,439)

Gross profit		340,790	270,753	1,812,937	1,351,500

Operating income (expenses)
Selling expenses		(116,182)	(114,353)	(750,779)	(639,261)
General and administrative expenses		(188,583)	(161,892)	(389,731)	(323,407)
Financial, net	Note 18	144,968	331,975	(156,985)	434,037
Income (loss) on equity investments	Note 8	386,864	411,162	(2,373)	(12,885)
Goodwill realized through sale	Note 8	-	-	-	(85,589)
Other operating income (expenses), net	Note 19	(40,750)	86,147	177,967	292,016
		186,317	553,039	(1,121,901)	(335,089)
Operating income before income and social contribution taxes		527,107	823,792	691,036	1,016,411

Income and social contribution taxes
Current	Note 12.a	-	-	(59,397)	(77,513)
Deferred	Note 12.a	(50,759)	(146,027)	(125,918)	(269,460)
		(50,759)	(146,027)	(185,315)	(346,973)

Net income before minority interest		476,348	677,765	505,721	669,438

Minority interest		-	-	(29,373)	8,327

Net income for the period		476,348	677,765	476,348	677,765

Earnings per share – in Reais		1,17279	1,66855

The notes are an integral part of the financial statements.

COSAN S.A. INDÚSTRIA E COMÉRCIO

Unaudited statement of changes in shareholders’ equity
Quarter ended December 31, 2010
(In thousands of reais)

	Unconsolidated and Consolidated
	Capital	Capital reserve	Income reserve	Accumulated income	Other comprehensive income	Total
Balance on September 30, 2010	4,691,135	51,484	290,817	448,445	(134,307)	5,347,574

Other comprehensive income	-	-	-	-	(116,813)	(116,813)
Treasury shares	-	(15,219)	-	-	-	(15,219)
Proportionate share on stock issuance costs of investee	-	(839)	-	-	-	(839)
Recorded granted options	-	684	-	-	-	684
Net income in the period	-	-	-	27,903	-	27,903

Balance on December 31, 2010	4,691,135	36,110	290,817	476,348	(251,120)	5,243,290

The notes are an integral part of the financial statements.

COSAN S.A. INDÚSTRIA E COMÉRCIO

Unaudited statement of changes in shareholders’ equity
Periods of nine months ended December 31, 2010
(In thousands of reais)

	Unconsolidated and Consolidated
	Capital	Capital reserve	Income reserve	Accumulated income	Other comprehensive income	Total
Balance on March 31, 2010	4,687,826	50,626	374,248	-	(2,944)	5,109,756

Capital increase	3,309	-	-	-	-	3,309
Other comprehensive income	-	-	-	-	(248,176)	(248,176)
Treasury shares	-	(15,219)	-	-	-	(15,219)
Proportionate share on stock issuance costs of investee	-	(839)	-	-	-	(839)
Recorded granted options	-	1,542	-	-	-	1,542
Dividends	-	-	(83,431)	-	-	(83,431)
Net income in the period	-	-	-	476,348	-	476,348

Balance on December 31, 2010	4,691,135	36,110	290,817	476,348	(251,120)	5,243,290

The notes are an integral part of the financial statements.

COSAN S.A. INDÚSTRIA E COMÉRCIO

Unaudited statements of cash flows
Quarters ended December 31, 2010 and 2009
(In thousands of reais)

	Parent Company		Consolidated
	December 31, 2010	December 31, 2009	December 31, 2010	December 31, 2009
Cash flows from operating activities
Net income for the period	27,903	167,129	27,903	167,129
Adjustments to reconcile net income for the period to cash provided by operating activities
Depreciation and amortization	57,345	46,141	239,241	149,671
Losses (income) on equity investments	(57,097)	(151,619)	(1,729)	9,360
Income from disposal of permanent assets	32	43	2,092	1,053
Deferred income and social contribution taxes	(14,359)	7,677	13,796	58,948
Set-up (reversal) of provision for legal claims, net	(1,792)	214	3,967	4,137
Minority interest	-	-	7,645	658
Recorded granted options	684	(76)	684	(76)
Interest, monetary and exchange variation, net	21,755	42,101	61,611	(47,873)
Net earnings from adhesion to tax payment in installments	-	(79,433)	-	(211,649)
Other	(780)	(1,764)	(1,633)	5,246
	33,691	30,413	353,577	136,604
Changes in assets and liabilities
Trade accounts receivables	2,630	39,173	135,504	76,491
Inventories	15,529	(117,182)	(57,471)	(342,805)
Recoverable taxes	7,984	7,150	(4,107)	24,555
Advances to suppliers	(2,417)	6,575	4,948	48,173
Suppliers	(29,363)	5,598	(77,725)	(492)
Salaries payable	(16,956)	(20,544)	(49,860)	(48,002)
Taxes payable	(14,480)	6,428	(23,200)	8,059
Derivative financial instruments and restricted cash	(135,414)	7,631	(108,386)	20,375
Other assets and liabilities, net	(33,183)	(18,182)	(105,980)	46,899
	(205,670)	(83,353)	(286,277)	(166,747)
Net cash generated (used) from operating activities	(171,979)	(52,940)	67,300	(30,143)
Cash flows from investments activities
Acquisition of investments, net of cash received and goodwill	-	(29,471)	-	(14,732)
Addition to property, plant and equipment, software and other intangible assets	(112,034)	(53,944)	(548,755)	(400,983)
Cash from the sale of other permanent assets	480	203	2,199	1,783
Net cash used in investment activities	(111,554)	(83,212)	(546,556)	(413,932)

COSAN S.A. INDÚSTRIA E COMÉRCIO

Notes to the unaudited financial statements
Nine month periods ended December 31, 2010 and 2009
(In thousands of reais, except as otherwise specified)

	Parent Company		Consolidated
	December 31, 2010	December 31, 2009	December 31, 2010	December 31, 2009
Cash flows from financing activities
Loans and financing funded	28,174	1,136,396	1,101,215	1,665,512
Amortization of principal and interest on loans and financings	(303,576)	(1,335,786)	(458,225)	(1,838,413)
Related parties	93,578	136,382	-	-
Aquisition treasury shares	(15,219)	-	(15,219)	-
Export pre-payment financing subsidiary	504,191	-	-	-
Capital increase	-	532,406	-	532,406
Net cash generated by financing activities	307,148	469,398	627,771	359,505
Net increase (decrease) in cash and cash equivalents	23,615	333,246	148,515	(84,570)
Cash and cash equivalents at the beginning of the period	45,798	177,599	988,367	948,647
Cash and cash equivalents at the end of the period	69,413	510,845	1,136,882	864,077

The notes are an integral part of the financial statements.

COSAN S.A. INDÚSTRIA E COMÉRCIO

Notes to the unaudited financial statements
Nine month periods ended December 31, 2010 and 2009
(In thousands of reais, except as otherwise specified)

	Parent Company		Consolidated
	December 31, 2010	December 31, 2009	December 31, 2010	December 31, 2009
Cash flows from operating activities
Net income for the period	476,348	677,765	476,348	677,765
Adjustments to reconcile net income for the period to cash provided by operating activities
Depreciation and amortization	186,735	162,957	714,859	476,393
Losses (income) on equity investments	(386,864)	(411,162)	2,373	12,885
Loss (income) from disposal of permanent assets	1,731	(84)	(6,626)	(101,284)
Goodwill amortization and realized through sale	-	-	-	85,589
Deferred income and social contribution taxes	50,759	146,027	125,918	269,460
Set-up (reversal) of provision for legal claims, net	12,067	(1,283)	38,255	7,519
Minority interest	-	-	29,373	(8,327)
Recorded granted options	1,542	8,467	1,542	8,467
Interest, monetary and exchange variation, net	6,615	(288,900)	168,196	(419,670)
Capital Gain	-	-	(223,074)	-
Net earnings from adhesion to tax payment in installments	-	(79,433)	-	(211,649)
Other	(1,993)	(12,401)	713	3,747
	346,940	201,953	1,327,877	800,895
Changes in assets and liabilities
Trade accounts receivables	165,725	44,143	135,383	165,321
Inventories	(204,940)	(203,653)	(767,799)	(503,179)
Recoverable taxes	1,026	(20,162)	(64,178)	(8,899)
Advances to suppliers	(27,094)	(35,523)	(54,780)	(7,870)
Suppliers	52,244	84,873	184,963	96,225
Salaries payable	6,210	11,156	34,045	21,953
Taxes payable	(13,794)	12,370	(17,991)	(45,093)
Derivative financial instruments and restricted cash	(293,718)	(58,607)	(252,251)	(43,393)
Other assets and liabilities, net	(61,955)	(24,120)	(112,343)	36,207
	(376,296)	(189,523)	(914,951)	(288,728)
Net cash generated (used) from operating activities	(29,356)	12,430	412,926	512,167
Cash flows from investments activities
Acquisition of investments, net of cash received and goodwill	(12,720)	(48,715)	(16,467)	14,642
Addition to property, plant and equipment, software and other intangible assets	(324,853)	(139,394)	(1,548,069)	(1,180,696)
Cash from the sale of other permanent assets	854	512	20,105	120,964
Dividends receivables	100,100	-	-	-
Net cash used in investment activities	(236,619)	(187,597)	(1,544,431)	(1,045,090)

COSAN S.A. INDÚSTRIA E COMÉRCIO

Notes to the unaudited financial statements
Nine month periods ended December 31, 2010 and 2009
(In thousands of reais, except as otherwise specified)

	Parent Company		Consolidated
	December 31, 2010	December 31, 2009	December 31, 2010	December 31, 2009
Cash flows from financing activities
Loans and financing funded	445,264	1,188,635	2,239,488	2,884,171
Amortization of principal and interest on loans and financing	(672,700)	(1,516,692)	(1,244,593)	(2,283,521)
Related parties	(22,418)	91,563	-	(456,786)
Aquisition treasury shares	(15,219)	-	(15,219)	-
Export pre-payment financing subsidiary	504,191	-	-	-
Capital increase	3,309	533,780	403,309	533,780
Dividends payments	(192,964)	-	(192,964)	-
Net cash generated by financing activities	49,463	297,286	1,190,021	677,644
Net increase (decrease) in cash and cash equivalents	(216,512)	122,119	58,516	144,721
Cash and cash equivalents at the beginning of the period	285,925	388,726	1,078,366	719,356
Cash and cash equivalents at the end of the period	69,413	510,845	1,136,882	864,077

The notes are an integral part of the financial statements.

COSAN S.A. INDÚSTRIA E COMÉRCIO

Notes to the unaudited financial statements
Nine month periods ended December 31, 2010 and 2009
(In thousands of reais, except as otherwise specified)

1.	Operations

Cosan S.A. Indústria e Comércio ("Company" or "Cosan"), headquartered in the city of Barra Bonita, São Paulo, is a publicly-held Company, controlled by Cosan Limited, headquartered in Ilhas Bermudas, which holds 62.2% of its capital stock.

Currently, the primary activities of Cosan, and its subsidiaries are (i) the manufacturing and trading of sugar and ethanol, as well as energy cogeneration from sugarcane bagasse, (ii) the distribution of fuel and lubricants, and (iii) logistics transportation, warehousing and port lifting services.

Joint venture with Shell International Petroleum Company (“Shell”)

On August 25, 2010, in accordance with their quarterly financial statements for the year ended September 30, 2010, the Company announced the conclusion of the negotiations with Shell and, together, they have signed definitive contracts establishing the proposed Joint Venture ("JV") involving certain of their respective assets.

On January 4, 2011, the Company received the unconditional release from the European Commission to establish the proposed JV. The Company and Shell are focusing their efforts in the conclusion of other precedent conditions of the agreement and in the integration process of their business units for the launch of the proposed JV.   In addition, JV is being analyzed by the Administrative Council of Economic Defense – CADE.

2.	Basis of preparation and presentation of the quarterly financial statements

The Company's quarterly financial statements were prepared based on the accounting standards adopted in Brazil and on the rules issued by the Brazilian Securities and Exchange Commission ("CVM"), observing the accounting guidelines set forth in the corporate law (Law Nº 6404/76) which include the new provisions established, amended and repealed by Laws 11638/07 and 11941/09, as well as standards, guidelines and interpretations issued by the Accounting Standards Board ("CPC"). These quarterly financial statements were approved by the Board of Directors of the Company on February 3, 2011.

During 2009 the CPC issued, and CVM approved, several standards, interpretations and guidelines requiring companies to present new quarterly financial statements for the comparative year. These standards are mandatory only for fiscal years beginning on or after January 1, 2010 with the requirement to present comparative figures.

COSAN S.A. INDÚSTRIA E COMÉRCIO

Notes to the unaudited financial statements (Continued)
Nine month periods ended December 31, 2010 and 2009
(In thousands of reais, except as otherwise specified)

2.	Basis of preparation and presentation of the quarterly financial statements (Continued)

CVM, through Resolution 603, of November 10, 2009 and amendments, authorized the publicly-held companies to adopt in advance these pronouncements for the year ended December 31, 2009, provided that these pronouncements were fully adopted.

In addition, it has also provided for the presentation of the quarterly financial statements for the fiscal year of 2010 in accordance with the accounting standards effective since December 31, 2009, with the requirement to disclose the Note describing the main modifications that may have an impact on the financial statements for the year-end, as well as an estimate for the possible effects on the shareholder's equity and on the Company's results, or the clarifications of the reasons that may prevent the company from presenting this estimate. In the case this option is adopted, the companies must present again the financial statements for the quarters ended in 2010, as compared to 2009, also adjusted in accordance with the rules for 2010, at least as regards to the presentation of the financial statements for the first quarter commencing as from April 2011.

The Company decided to present its information for the first and second quarters of 2010 in accordance with the rules effective up to December 31, 2009, considering that the adjustments according to the international accounting standards require review of flows, internal controls, systems and other material aspects, which are still in progress and, therefore, the Company is not able to currently present accurate estimates related to the possible effects. However, the Company, in its Best judgment, has carried out the evaluation of the technical pronouncements already issued and concluded that, at the exemption of the below mentioned technical pronouncements, the other pronouncements will not have a relevant impact on the equity and financial condition individual and consolidated of the Company, considering the transactions existent up to the date of this quarterly information:

•	CPC 15 – Business combinations
•	CPC 16 – Inventories
•	CPC 20 – Borrowing costs
•	CPC 22 – Segment reporting
•	CPC 24 – Subsequent event
•	CPC 26 – Presentation of financial statements
•	CPC 27 – Property, plant and equipment
•	CPC 29 – Biological assets and agricultural products
•	CPC 36 – Consolidated Statements
•	CPC 37 – First time adoption of International Accounting Standards and CPC 43 Initial adoption of CPC standards 15 through 40
•	CPC 38 – Financial Instruments: Recognition and Measurement
•	CPC 39 – Financial Instruments: Presentation
•	CPC 40 – Financial Instruments: Disclosure

COSAN S.A. INDÚSTRIA E COMÉRCIO

Notes to the unaudited financial statements (Continued)
Nine month periods ended December 31, 2010 and 2009
(In thousands of reais, except as otherwise specified)

3.	Summary of Significant Accounting Policies

The quarterly financial statements have been prepared according to principles, policies and criteria consistent with those adopted for the preparation of the financial statements as of March 31, 2010 and of the quarterly financial statements as of September 30, 2010, and must be read in conjunction with them.

Derivative financial instruments of protection (hedge)

During the nine months ended December 31, 2010, the Company adopted the hedge accounting following the provisions established by the Technical Guideline OCPC 03, of November 19, 2009.

Generally, the derivative financial instruments are evaluated according to their fair value in contrast of the result.

Some derivative financial instruments may be designated as hedge accounting according to three types of transactions: (i) cash flow hedge, (ii) fair value hedge or (iii) net investment hedge in a cross-border transaction.

Cash flow hedge

In respect of the cash flow hedge, the effective portion of the gain or loss from the hedge instrument which is considered as an effective hedge is directly recognized in shareholders’ equity, in line item Adjustment to Shareholders’ Equity. The ineffective portion of the gain or loss from the hedge instrument is directly recognized in net income (loss) for the period as operating income or expense.

Fair value hedge and cross-border net investment hedge

The Company does not have any derivative financial instruments designated in these types of transactions.

Other financial instruments not classified as hedge instruments

Derivative instruments not classified in the definition of hedge accounting are recorded at fair value against net income (loss).

The effects resulting from the adoption of the hedge accounting are described in Note 20 to the financial statements.

COSAN S.A. INDÚSTRIA E COMÉRCIO

Notes to the unaudited financial statements (Continued)
Nine month periods ended December 31, 2010 and 2009
(In thousands of reais, except as otherwise specified)

3.	Summary of Significant Accounting Policies (Continued)

Consolidation of quarterly information

The consolidated quarterly information was prepared in accordance with the basic consolidation principles, including the following main procedures: (i) elimination of asset and liability accounts amongst the consolidated companies; (ii) elimination of investments, proportionally to the parent company’s interest in the subsidiaries’ shareholders’ equity; (iii) elimination of revenues and expenses resulting from the businesses carried out amongst the consolidated companies; and (iv) elimination of unrealized revenues arising from consolidated intercompany transactions, as necessary.

The consolidated companies are listed below:

	Direct and indirect interest as of
	12/31/10	09/30/10
Administração de Participações Aguassanta Ltda.	91.5%	91.5%
Cosan S.A Açúcar e Álcool	99.6%	99.6%
Águas da Ponte Alta S.A.	99.6%	99.6%
Vale da Ponte Alta S.A.	99.6%	99.6%
Agrícola Ponte Alta S.A.	99.6%	99.6%
Cosan Centroeste S.A. Açúcar e Álcool	99.6%	99.6%
Barra Bioenergia S.A.	99.6%	99.6%
DaBarra Alimentos S.A.	99.6%	99.6%
Bonfim Nova Tamoio – BNT Agrícola Ltda.	99.6%	99.6%
Benálcool Açúcar e Álcool S.A.	99.6%	99.6%
Barrapar Participações Ltda.	99.6%	99.6%
Aliança Indústria e Comercio de açúcar e Álcool S.A.	99.6%	99.6%
Agrobio Investimentos e Participações S.A.	99.6%	99.6%
Bioinvestments Negócios e Partipações S.A.	99.6%	99.6%
Proud Participações S.A.	99.9%	99.9%
Cosan Distribuidora de Combustíveis Ltda.	99.9%	99.9%
Executive Participações Limitada	99.9%	99.9%
Cosan S.A. Bioenergia	100.0%	100.0%
Cosan Biotecnologia S.A.	100.0%	100.0%
Cosan International Universal Corporation	100.0%	100.0%
Cosan Finance Limited	100.0%	100.0%
Cosan Overseas Limited	100.0%	100.0%
Grançucar S.A. Refinadora de Açúcar	100.0%	100.0%
Cosan Combustíveis e Lubrificantes S.A.	100.0%	100.0%
Copsapar Participações S.A.	90.0%	90.0%
Novo Rumo Logística S.A. (1)	92.9%	92.9%
Rumo Logística S.A. (1)	69.7%	69.7%
Cosan Operadora Portuária S.A. (1)	69.7%	69.7%
Teaçú Armazéns Gerais S.A. (1)	69.7%	69.7%
Pasadena Empreendimentos e Participações S.A.	100.0%	100.0%
Teas Terminal Exportador de Álcool de Santos S.A.	66.7%	66.7%
Cosan Alimentos S.A. and subsidiaries	100.0%	100.0%

(1)
Company incorporated on October 20, 2010, located at Cayman Island through the increase in capital of the amount of US$50 thousand. The mentioned company was used in the process of raising perpetual notes in the amount of R$514,830, equivalent to US$300,000 thousand (note13).

COSAN S.A. INDÚSTRIA E COMÉRCIO

Notes to the unaudited financial statements (Continued)
Nine month periods ended December 31, 2010 and 2009
(In thousands of reais, except as otherwise specified)

4.      Cash and cash equivalents

	Parent company		Consolidated
	12/31/10	09/30/10	12/31/10	09/30/10
Cash	141	143	752	256
Overnight investments	-	-	16,960	23,936
Banks current account	15,242	4,283	67,231	66,920
Amounts pending foreign exchange closing	1,396	2,577	16,135	5,182
Financial investments	52,634	38,795	1,035,804	892,073
	69,413	45,798	1,136,882	988,367

The balance of Overnight investments refers to financial investments in US dollars made with highly-rated banks, is remunerated according to the Federal Funds rate and may be promptly redeemed.

Amounts pending foreign exchange closing refer to receipts of funds in foreign currency from customers located abroad, whose foreign exchange closing with the applicable financial institutions had not occurred until December 31, 2010.

The balances of financial investments mainly correspond to investments in Bank Deposit Certificates - CDB, allowing immediate redemption, are made with highly-rated banks and accrue in average 100.7% of the Interbank Deposit Certificate - CDI.

5.      Trade Accounts Receivable

	Parent company		Consolidated
	12/31/10	09/30/10	12/31/10	09/30/10
Domestic	31,994	42,603	609,393	626,583
International	25,439	16,594	96,319	189,195
(-) Allowance for doubtful accounts	(1,000)	(1,081)	(48,259)	(55,747)
	56,433	58,116	657,453	760,031

6.	Inventories

	Parent company		Consolidated
	12/31/10	09/30/10	12/31/10	09/30/10
Finished goods:
Sugar	188,388	222,835	582,665	569,516
Ethanol	124,287	138,506	501,011	561,625
Fuels and lubricants	-	-	335,330	301,566
Harvest costs	136,048	108,375	367,355	312,051
Supplies and other	70,526	65,363	252,474	223,736
(-) Provision for inventory realization and obsolescence	(7,639)	(7,639)	(28,827)	(29,680)
	511,610	527,440	2,010,008	1,938,814

COSAN S.A. INDÚSTRIA E COMÉRCIO

Notes to the unaudited financial statements (Continued)
Nine month periods ended December 31, 2010 and 2009
(In thousands of reais, except as otherwise specified)

7.	Related parties

	Asset
	Parent company		Consolidated
	31/12/10	30/09/10	31/12/10	30/09/10
Cosan S.A. Açúcar e Álcool	388,941	546,164	-	-
Rezende Barbosa S.A. Administração e Participações	-	-	83,333	85,404
Cosan Alimentos S.A.	69,803	-	-	-
Vertical UK LLP	9,246	8,970	12,622	13,094
Others	6,277	4,861	360	563
	474,267	559,995	96,315	99,061
Current assets	(472,537)	(559,314)	(20,299)	(21,216)
Non current assets	1,730	681	76,016	77,845

	Liabilities
	Parent company		Consolidated
	31/12/10	30/09/10	31/12/10	30/09/10
Cosan Finance Limited	657,871	658,099	-	-
CCL Finance Limited	304,581	302,500		-
Cosan Overseas Limited	506,373	-	-	-
Rezende Barbosa S.A. Administração e Participações}	-	-	72,240	59,773
Cosan Combustíveis e Lubrificantes S.A.	47,353	55,758	-	-
Logispot Armazéns Gerais S.A.	-	-	-	3,748
Others	84,074	60,113	2,390	2,439
	1,600,252	1,076,470	74,630	65,960
Current liabilities	(194,812)	(155,672)	(74,630)	(65,960)
Non current liabilities	1,405,440	920,798	-	-

	Parent company
	01/10/10 to 31/12/10	01/04/10 to 31/12/10	01/10/09 to 31/12/09	01/04/09 to 31/12/09
Asset balance transactions

Fund remittances, net of receipts and credit assignments	(50,413)	(61,408)	15,543	692,831
Capital increase in subsidiary through conversion of credits	(8,449)	(41,201)	-	-
Sales of finished products, inputs and services (1)	99,014	487,373	45,017	109,028
Purchases of finished products, inputs and services (1)	(141,620)	(439,034)	(167,794)	(531,686)
Sales of finished products, inputs and services to affiliate and related companies	15,276	71,684	11,319	66,722
Financial income	464	5,470	8,978	17,027

	(85,728)	22,884	(86,937)	353,922

Liability balance transactions

Fund raising	15,557	46,050	54,169	124,008
Export per-payment financing	504,191	504,191	-	321,755
Financial expense (revenue)	4,034	(10,781)	(1,367)	(182,230)

	523,782	539,460	52,802	263,533

COSAN S.A. INDÚSTRIA E COMÉRCIO

Notes to the unaudited financial statements (Continued)
Nine month periods ended December 31, 2010 and 2009
(In thousands of reais, except as otherwise specified)

(1)	It consists of operations carried out between Cosan's direct and indirect subsidiaries included in the consolidation.

7.	Related parties (Continued)

	Consolidated
	01/10/10 to 31/12/10	01/04/10 to 31/12/10	01/10/09 to 31/12/09	01/04/09 to 31/12/09
Asset balance transactions

Net receipts of sales of finished products, inputs and services to affiliate and related companies	(61,021)	(190,736)	(40,317)	(207,332)
Sales of finished products, inputs and services to affiliate and related companies	58,275	180,781	41,388	185,923
Merged assets	-	-	-	138,682

	(2,746)	(9,955)	1,071	117,273

Liability balance transactions

Net payments of purchase of sugarcane raw materials from related companies	(52,164)	(243,350)	3,635	(99,595)
Purchase of sugarcane raw materials from related companies	60,834	303,564	44,350	151,711
Payment of debt assumption (Floating Rate Notes)	-	-	-	(322,333)
Financial income	-	-	(1,367)	(78,615)

	8,670	60,214	46,618	(348,832)

The purchase and sale transactions are carried out at prices and under conditions similar to those existing in the market.

The accounts receivable of Cosan S.A Açúcar e Álcool as of December 31, 2010, corresponds to funds remitted to its indirect subsidiary Cosan Centroeste S.A., which remittances were made for account and at the order of such subsidiary and which bear no interest.

 The accounts payable to Rezende Barbosa S.A. Administração e Participações (“Rezende Barbosa”) refers to the purchase of sugarcane raw materials to be settled during the current year. Moreover, the balance receivable refers to the credits assumed by Rezende Barbosa, in connection with the acquisition of Cosan Alimentos.

The account receivable from Cosan Alimentos S.A. refers to cash transfer which bears no remuneration.

COSAN S.A. INDÚSTRIA E COMÉRCIO

Notes to the unaudited financial statements (Continued)
Nine month periods ended December 31, 2010 and 2009
(In thousands of reais, except as otherwise specified)

7.	Related parties (Continued)

The accounts receivable from the subsidiary Vertical UK LLP refers to the sale of ethanol, the receipt term of which is 30 days and to loan contracts, equivalent to USD$2,991 thousand, remunerated at the annual rate of 3% plus exchange rate variation of US dollar.

The accounts payable to Cosan Finance Limited refers to future sugar export prepayment loan agreements to be settled in 2014, 2015 and 2016, which are subject to the US dollar exchange variation and Libor annual interest rate, plus spread from 4.75% to 4.85% per year.

The accounts payable to CCL Finance Limited refers to prepayment contracts for future sugar exports to be settled in 2014, which is subject to US Dollar exchange variation and annual interest of 9.5%.

The accounts payable to Cosan Overseas Limited refers to prepayment contracts for future sugar exports to be settled in 2015, which is subject to US Dollar exchange variation and annual interest of 9.5%.

The accounts payable to Cosan CL refers to financial funds remitted to the Company, without interest.

The balance payable to Logispot Armazéns Gerais S.A. referred to the outstanding payment of interest acquired.

At December 31, 2010, the Company and its subsidiary Cosan Açúcar e Álcool were lessees of approximately 68,000 hectares of related companies land (unaudited information).  Moreover, the Company acquired in the three- and nine-month periods ended December 31, 2010 1,183 and 6,003 thousand tons of sugarcane, respectively, from Rezende Barbosa (739 and 2,854 thousand on December 31, 2009) respectively (information not reviewed by the independent auditors). These operations are carried out under conditions and prices similar to those prevailing in the market, calculated based on sugarcane tons per hectare, valued in accordance with the price established by CONSECANA.

COSAN S.A. INDÚSTRIA E COMÉRCIO

Notes to the unaudited financial statements (Continued)
Nine month periods ended December 31, 2010 and 2009
(In thousands of reais, except as otherwise specified)

8.	Investments

	Parent company
	Investees		Investor
	Shareholders' equity	Statement of income	Partnership interests		Investments		Equity method}
	31/12/10	01/04/10 to 31/12/10	31/12/10	30/09/10	31/12/10	30/09/10	01/10/10 to 31/12/10	01/04/10 to 31/12/10	01/10/09 to 31/12/09	01/04/09 to 31/12/09

Administração de Participações Aguassanta Ltda.	139,748	(1,656)	91.5	91.5	127,867	127,630	237	(1,515)	5,506	9,312
Cosan S.A. Açúcar e Álcool	2,821,654	(33,444)	95.1	95.1	2,682,744	2,708,033	5,137	(31,798)	116,263	197,216
Copsapar Participações S.A..	399,294	203,561	90.0	90.0	359,365	348,040	11,904	186,102	1,403	(7,499)
Novo Rumo Logística S.A.	559,983	285,982	28.8	28.8	161,387	156,292	5,355	83,723	631	1,599
TEAS - Terminal Exportador de Álcool de Santos S.A. (2)	48,748	1,127	66.7	66.7	39,799	39,590	209	678	146	507
Cosan S.A. Bioenergia	137,464	5,830	100.0	100.0	137,464	140,055	(2,591)	5,830	(7,339)	(3,534)
Radar Propriedades Agrícolas S.A.	886,461	19,928	18.9	18.9	167,709	166,641	1,069	3,302	(441)	623
Cosan International Universal Corporation	567	(2)	100.0	100.0	567	577	(1)	(2)	(7,817)	(9,033)
Cosan Finance Limited	18,740	(2,996)	100.0	100.0	18,740	20,267	(1,216)	(3,071)	517	1,738
Cosanpar Participações S.A. (1)	-	-	-	-	-	-	-	-	-	72,212
Cosan Combustíveis e Lubrificantes S.A.	1,944,008	129,820	100.0	100.0	1,943,982	1,903,438	40,543	129,820	30,522	116,210
Cosan Alimentos S.A. (3)	292,078	40,362	100.0	100.0	749,698	743,151	6,547	29,788	21,262	45,799
Proud Participações S.A. (4)	53,237	-	100.0	93.4	53,236	55,038	-	-	-	-
Other investments (5)	-	-		-	55,518	55,420	(10,096)	(15,993)	(9,034)	(13,988)
					6,498,076	6,464,172	57,097	386,864	151,619	411,162

(1)	Merged by Cosan CL on September 23, 2009;
(2)	The investment balances, as of December 31 and September 30, 2010, include the goodwill generated from the acquisition of shares in the amount of R$7.301;
(3)
As of December 31, 2010, this includes the amounts of R$365,240 (same amount as of September 30, 2010) and R$92,380 (same amount as of September 30, 2010) related to the advances for future capital increase and goodwill from acquisition of Curupay, respectively;

(4)	Established upon payment of rural and urban real estate properties; and
(5)	Includes negative equity on shareholders’ deficit, in the amount of R$10,195 and R$16,092 in the quarter and nine-month period ended December 31, 2010, respectively.

COSAN S.A. INDÚSTRIA E COMÉRCIO

Notes to the unaudited financial statements (Continued)
Nine month periods ended December 31, 2010 and 2009
(In thousands of reais, except as otherwise specified

8.	Investments (Continued)

During the quarter and nine-month period ended December 31, 2010 and 2009, the line item Investments showed the following transactions:

	Parent company
	01/10/10 to 31/12/10}	01/04/10 to 31/12/10	01/10/09 to 31/12/09	01/04/09 to 31/12/09
Opening balances	6,464,172	6,112,223	5,377,928	4,788,932
Equity method}	67,292	402,956	151,619	411,162
Addition to investments	-	17,244	29,471	48,815
Capital increase in subsidiary through conversion of credits	8,449	41,201	-	-
Payment of capital with property plant and equipment and additions resulting from merger spin	(10,251)	44,787	-	334,072
Goodwill in the merger	-	-	-	(18,194)
Conversion effect	(321)	(1,674)	(626)	(3,875)
Dividends	(30,426)	(117,597)	-	(2,520)
Others	(839)	(1,064)	-	-
Closing balances}	6,498,076	6,498,076	5,558,392	5,558,392

	Consolidated
	01/10/10 to 31/12/10}	01/04/10 to 31/12/10}	01/10/09 to 31/12/09}	01/04/09 to 31/12/09}
Opening balances	207,585	193,123	196,497	278,209
Equity method	1,070	3,302	(9,360)	(12,885)
Addition to investments	-	12,720	25,999	46,036
Payment of capital with property plant and equipment and additions resulting from merger spin	-	-	(19,090)	(16,321)
Investment acquisition advancement write-off	-	-	-	(100,000)
Dividends	-	-	-	(860)
Others	-	(490)	-	(133)
Closing balances}	208,655	208,655	194,046	194,046

Subscription Agreement due to capital increase in Rumo Logística S.A. (“Rumo”)

On July 2, 2010, the indirect subsidiary Novo Rumo Logística S.A. has entered into a Subscription Agreement with investment vehicles managed by TPG Participações S.A. and GIF LOG Participações S.A. The subscription was carried out upon capital increase in the amount of R$400,000, which was paid up in equal parts by Investors. At the end of such transaction, the Investors subscribed the shares and paid up the capital, upon execution of a shareholders’ agreement. As a result of such transaction, the Company, that indirectly held 92.9% interest in Rumo, became the holder of 69.7% interest which resulted in a net gain due to reduction of the percentage ownership interest in the amount of R$202,755 in the consolidated, recorded in the income statement in line item Other operating income (expenses), net.

Dividends  Receivable from Cosan Açúcar e Álcool

At the Extraordinary and Annual General Meeting held on October 25, 2010, Cosan Açúcar e Álcool approved the payment of dividends in the amount of R$ 32,001, related to the year ended March 31, 2010.

COSAN S.A. INDÚSTRIA E COMÉRCIO

Notes to the unaudited financial statements (Continued)
Nine month periods ended December 31, 2010 and 2009
(In thousands of reais, except as otherwise specified)

9.	Property, Plant and equipment

		Parent company
		12/31/10			09/30/10
	Average annual depreciation rates (%)	Cost	Accumulated depreciation and amortization	Net	Net
Land and rural properties	-	15,297	-	15,297	5,045
Machinery, equipment and installations	9	575,882	(333,105)	242,777	235,280
Aircraft	10	13,395	(13,395)	-
Vehicles	20	110,023	(50,904)	59,119	59,418
Furniture, fixtures and computer equipment	16	32,467	(18,177)	14,290	15,029
Buildings and improvements	4	180,508	(39,509)	140,999	137,493
Construction in progress	-	177,183	-	177,183	141,793
Sugarcane planting costs	20	539,474	(290,635)	248,839	236,579
Parts and components to be periodically replaced	100	22,162	-	22,162	24,108
Other	-	415	-	415	418
		1,666,806	(745,725)	921,081	855,163

		Consolidated
		12/31/10			09/30/10
	Average annual depreciation rates (%)	Cost	Accumulated depreciation and amortization	Net	Net
Land and rural properties	-	220,927	-	220,927	221,542
Machinery, equipment and installations	10	4,403,841	(1,814,613)	2,589,228	2,566,618
Aircraft	10	32,051	(14,768)	17,283	16,583
Vehicles	19	325,673	(166,316)	159,357	160,880
Furniture, fixtures and computer equipment	14	141,283	(96,779)	44,504	44,393
Buildings and improvements	4	1,163,717	(333,286)	830,431	843,172
Vagons	3	141,647	(2,255)	139,392	140,403
Locomotives	3	150,000	(1,417)	148,583	84,556
Construction in progress	-	1,069,031	-	1,069,031	841,667
Sugarcane planting costs	20	1,684,141	(896,908)	787,233	769,771
Parts and components to be periodically replaced		107,739	-	107,739	76,510
Advances for purchase of property, plant and equipment	100	56,633	-	56,633	110,207
Other	-	3,581	-	3,581	2,098
		9,500,264	(3,326,342	6,173,922	5,878,400

The consolidated balance of construction in progress and advances for fixed asset purchases corresponds, substantially, to (i) investments in co-generation capacity, (ii) upgrading and expansion of industrial plants, (iii) expanding warehousing capacity, and (iv) advances for purchases of locomotives.

During the quarter and nine-month period ended December 31, 2010 and 2009, the line item Property, Plant and Equipment showed the following transactions:

	Parent company
	01/10/10 to 31/12/10	01/04/10 to 31/12/10	01/10/09 to 31/12/09	01/04/09 to 31/12/09
Opening balances	855,163	872,122	734,986	789,259
Additions to the Property Plant and Equipment	110,980	321,885	53,944	138,756
Write-offs and transfers	(512)	3,574	(251)	(4,316)
Depreciation and amortization	(54,801)	(231,713)	(55,177)	(190,197)
Write-off for payment of capital in subsidiary, net	10,251	(44,787)	-	-
Closing balances	921,081	921,081	733,502	733,502

COSAN S.A. INDÚSTRIA E COMÉRCIO

Notes to the unaudited financial statements (Continued)
Nine month periods ended December 31, 2010 and 2009
(In thousands of reais, except as otherwise specified)

9.	Property, Plant and equipment (Continued)

	Consolidated
	01/10/10 to 31/12/10	01/04/10 to 31/12/10	01/10/09 to 31/12/09	01/04/09 to 31/12/09
Opening balances	5,878,400	5,561,065	4,644,199	3,493,947
Additions to the Property Plant and Equipment	547,687	1,535,774	400,983	1,180,696
Write-offs and transfers	(4,291)	(25,578)	24,338	(19,680)
Depreciation and amortization	(247,874)	(897,339)	(219,151)	(617,579)
Accretion from acquisitions/mergers	-	-	21,165	834,150
Closing balances	6,173,922	6,173,922	4,871,534	4,871,534

10.	Intangible assets

	Parent company
	12/31/10			09/30/10
Goodwill (amortized on a straight-line basis until March 31, 2009)	Cost	Accumulated amortization	Net	Net
Acquisition of JVM Participações S.A.	63,720	(53,100)	10,620	10,620
Acquisition of Grupo Mundial	127,953	(40,518)	87,435	87,435
Payment of capital, Mundial	21,142	(6,342)	14,800	14,800
Acquisition of Corona (ABC 125 and ABC 126)	267,824	(84,811)	183,013	183,013
Acquisition of Usina Açucareira Bom Retiro S.A.	115,165	(33,590)	81,575	81,575
	595,804	(218,361)	377,443	377,443
Other intangibles
Software (amortization at the rate of 20% p. a.)	47,334	(30,701)	16,633	17,822
	643,138	(249,062)	394,076	395,265

	Consolidated
	12/31/10			09/30/10
Goodwill (amortized on a straight-line basis until March 31, 2009)	Cost	Accumulated amortization	Net	Net
Acquisition of JVM Participações S.A.	63,720	(53,100)	10,620	10,620
Acquisition of Cosan Açúcar e Álcool	35,242	(34,684)	558	558
Formation of FBA	22,992	(18,585)	4,407	4,407
Acquisition of Univalem S.A. Açúcar e Álcool	24,118	(19,100)	5,018	5,018
Acquisition of Grupo Destivale	69,917	(27,423)	42,494	42,494
Acquisition of Grupo Mundial	127,953	(40,518)	87,435	87,435
Payment of capital, Mundial	21,142	(6,342)	14,800	14,800
Acquisition of Corona	818,833	(255,817)	563,016	563,016
Acquisition of Usina Açucareira Bom Retiro S.A.	115,165	(33,590)	81,575	81,575
Acquisition of Usina Santa Luíza	47,053	(4,705)	42,348	42,348
Acquisition of Benálcool	167,300	(18,053)	149,247	149,247
Acquisition of Aliança	1,860	-	1,860	1,860
Acquisition of Cosan CL	1,406,962	-	1,406,962	1,397,518
Acquisition of Teaçu	73,668	-	73,668	73,668
Merger of Curupay (Cosan Alimentos)	92,380	-	92,380	92,380
Acquisition of Açúcar União	74,832	(57,371)	17,461	17,461
Acquisition of Destilaria Paraguaçu	166,656	-	166,656	166,656
Subscription of share of Nova América	121,893	-	121,893	121,893
Purchase of shares of TEAS	7,301	-	7,301	7,301
	3,458,987	(569,288)	2,889,699	2,880,255
Other intangibles
Software (amortization at the rate of 20% p. a.)	93,274	(63,474)	29,800	32,287
Others	20,707	(2,156)	18,551	19,233
	113,981	(65,630)	48,351	51,520
	3,572,968	(634,918)	2,938,050	2,931,775

COSAN S.A. INDÚSTRIA E COMÉRCIO

Notes to the unaudited financial statements (Continued)
Nine month periods ended December 31, 2010 and 2009
(In thousands of reais, except as otherwise specified)

10.	Intangible assets (Continued)

During the quarter and nine-month period ended December 31, 2010 and 2009, the line item Intangible Assets showed the following transactions:

	Parent company
	01/10/10 to 31/12/10	01/04/10 to 31/12/10	01/10/09 to 31/12/09	01/04/09 to 31/12/09
Opening balances	395,265	399,648	422,076	403,918
Additions to goodwill, net of write offs	-	-	-	18,194
Increase in software and other intangibles	1,054	2,968	5	638
Amortization of software and other intangibles	(2,243)	(6,904)	(2,226)	(6,783)
Others	-	(1,636)	-	3,888
Closing balances	394,076	394,076	419,855	419,855

	Consolidated
	01/10/10 to 31/12/10	01/04/10 to 31/12/10	01/10/09 to 31/12/09	01/04/09 to 31/12/09
Opening balances	2,931,775	2,901,308	2,764,638	2,418,753
Additions to goodwill, net of write offs	9,444	22,216	28,002	126,292
Increase in software and other intangibles	1,068	12,295	-	-
Accretion from mergers/acquisition	-	-	-	306,010
Goodwill derived from disposals	-	-	-	(85,589)
Transfers	-	16,009	(10,172)	17,002
Amortization of software and other intangibles	(4,237)	(16,566)	-	-
Others	-	2,788	-	-
Closing balances	2,938,050	2,938,050	2,782,468	2,782,468

11.	Taxes and social contributions payable

	Parent company		Consolidated
	09/30/10	06/30/10	09/30/10	06/30/10
ICMS	2,133	5,638	42,196	61,177
IPI	1,475	1,090	38,043	23,219
INSS	5,679	10,840	23,214	29,939
PIS	340	467	6,358	7,148
COFINS	1,566	2,148	29,277	32,995
Installment payments – Refis IV	99,944	99,195	663,877	659,762
Income and social contribution taxes payable	-	-	7,978	2,302
Other	12,074	16,036	26,497	28,914
	123,211	135,414	837,440	845,456
Current	(34,783)	(47,230)	(218,783)	(239,154)
Noncurrent	88,428	88,184	618,657	606,302

Noncurrent amounts will become due as follows:

	Parent company		Consolidated
	09/30/10	06/30/10	09/30/10	06/30/10
13 to 24 months	11,309	11,966	66,730	65,699
25 to 36 months	7,887	7,992	60,992	60,411
37 to 48 months	6,926	6,668	58,415	56,559
49 to 60 months	6,811	6,638	58,249	56,476
61 to 72 months	6,224	6,102	53,504	54,888
73 to 84 months	6,224	5,977	45,492	44,259
85 to 96 months	6,224	5,977	44,337	42,823
As from 97 months	36,823	36,864	230,938	225,187
	88,428	88,184	618,657	606,302

COSAN S.A. INDÚSTRIA E COMÉRCIO

Notes to the unaudited financial statements (Continued)
Nine month periods ended December 31, 2010 and 2009
(In thousands of reais, except as otherwise specified)

11.	Taxes and social contributions payable (Continued)

The Company and its subsidiaries must comply with several conditions to continue benefiting from the installment payment programs, particularly with the regular payment of the installments as required by applicable law. The required conditions are fully complied by the Company and its subsidiaries.

General Conditions

Under the self-assessment tax system adopted in Brazil, income tax returns filed may be audited by tax authorities for a period of five years from their filling.

12.	Income and Social Contribution Taxes

a) Reconciliation of income and social contribution tax expenses:

	Parent company
	01/10/10 to 31/12/10	01/04/10 to 31/12/10	01/10/09 to 31/12/09	01/04/09 to 31/12/09
Profit before income tax and social contribution	13,544	527,107	174,806	823,792
Income tax and social security contribution at nominal rate (34%)	(4,605)	(179,216)	(59,434)	(280,089)
Adjustments made for determining the effective rate
Equity method	22,879	137,005	51,550	139,795
Non deductible donations and contributions	(1,510)	(4,916)	(801)	(1,676)
Recognized options granted	(233)	(524)	26	(2,879)
Others	(2,172)	(3,108)	982	(1,178)
Total of deferred and current taxes	14,359	(50,759)	(7,677)	(146,027)
Effective rate	-	9.62%	4.39%	17.73%

	Consolidated
	01/10/10 to 31/12/10	01/04/10 to 31/12/10	01/10/09 to 31/12/09	01/04/09 to 31/12/09
Profit before income tax and social contribution	75,206	691,036	253,044	1,016,411
Income tax and social security contribution at nominal rate (34%)	(25,570)	(234,952)	(86,035)	(345,580)
Adjustments made for determining the effective rate
Equity method	364	1,123	(3,182)	(4,381)
Non deductible donations and contributions	(2,137)	(8,050)	(1,402)	(2,711)
Recognized options granted	(233)	(524)	26	(2,879)
Capital gain based on shareholding interest variation	-	75,846	-	-
Tax loss and negative social contribution basis not realizable in subsidiaries	(4,810)	(7,534)	(4,609)	(2,564)
Others	(7,272)	(11,224)	9,945	11,142
Total of deferred and current taxes	(39,658)	(185,315)	(85,257)	(346,973)
Effective rate	52.73%	26.82%	33.69%	34.14%

COSAN S.A. INDÚSTRIA E COMÉRCIO

Notes to the unaudited financial statements (Continued)
Nine month periods ended December 31, 2010 and 2009
(In thousands of reais, except as otherwise specified)

12.	Income and Social Contribution Taxes (Continued)

b) Deferred income and social contribution tax assets:

	Parent company
	31/12/10				30/09/10
	Base	IRPJ 25%	CSSL 9%	Total	Total
Provisions for court judgments and other interim differences	157,246	39,313	14,152	53,465	48,599
Leasing	24,088	6,022	2,168	8,190	8,000
Derivative transactions	150,288	37,572	13,526	51,098	(36,190)
Tax losses	412,431	103,108	-	103,108	103,828
Negative social contribution	412,532	-	37,128	37,128	37,387
		186,015	66,974	252,989	161,624
Exchange rate changes	(595,295)	(148,824)	(53,577)	(202,401)	(189,526)
Goodwill	(91,885)	(22,971)	(8,270)	(31,241)	(27,287)
		(171,795)	(61,847)	(233,642)	(216,813)
Total deferred taxes		14,220	5,127	19,347	(55,189)
Current assets				18,937	12,522
Non current assets}				234,052	177,292
Non current liabilities				(233,642)	(245,003)

	Consolidated
	31/12/10				30/09/10
	Base	IRPJ 25%	CSSL 9%	Total	Total
Provisions for court judgments and other interim differences	974,615	243,656	87,715	331,371	327,504
Leasing	24,088	6,022	2,168	8,190	8,000
Derivative transactions	186,997	46,749	16,830	63,579	(36,190)
Tax losses	1,004,940	251,235	-	251,235	251,479
Negative social contribution	1,017,448	-	91,570	91,570	91,657
		547,662	198,283	745,945	642,450
Exchange rate changes	(713,183)	(178,296)	(64,187)	(242,483)	(221,262)
Accelerated depreciation	(8,103)	(2,026)	(729)	(2,755)	(1,266)
Goodwill	(627,609)	(156,902	(56,484)	(213,386)	(174,778)
		(337,224)	(121,400)	(458,624)	(397,306)
Total deferred taxes		210,438	76,883	287,321	245,144
Current assets				100,907	94,512
Non current assets				645,038	576,128
Non current liabilities				(458,624)	(425,496)

Deferred income on tax losses and negative social contribution must be realized within 10 years, according to the Company's and its subsidiaries' expected profitability shown in financial projections prepared by management.

The Company expects to realize non-current tax credits and debts in the course of the following years:

	Assets
	Parent company		Consolidated
	31/12/10	30/09/10	31/12/10	30/09/10
13 to 24 months	16,878	10,463	115,930	97,029
25 to 36 months	22,666	16,251	111,389	111,833
37 to 48 months	22,597	16,182	82,402	82,810
49 to 84 months	103,458	84,212	202,667	181,199
85 to 120 months	68,453	50,184	132,650	103,257
	234,052	177,292	645,038	576,128

COSAN S.A. INDÚSTRIA E COMÉRCIO

Notes to the unaudited financial statements (Continued)
Nine month periods ended December 31, 2010 and 2009
(In thousands of reais, except as otherwise specified)

12.	Income and Social Contribution Taxes (Continued)

b) Deferred income and social contribution tax assets: (Continued)

	Liabilities
	Parent company		Consolidated
	31/12/10	30/09/10	31/12/10	30/09/10
13 to 24 months	20,240	21,772	38,241	28,119
25 to 36 months	20,240	21,772	25,760	28,119
37 to 48 months	20,240	21,772	25,760	28,119
49 to 84 months	60,720	65,315	178,912	161,034
85 to 120 months	112,202	114,372	189,951	180,105
	233,642	245,003	458,624	425,496

Tax credit recovery estimates were based on taxable profit projections, taking into consideration several financial and business assumptions on the balance sheet preparation date.

COSAN S.A. INDÚSTRIA E COMÉRCIO

Notes to the unaudited financial statements (Continued)
Nine month periods ended December 31, 2010 and 2009
(In thousands of reais, except as otherwise specified)

13.	Loans and Financing

Description	Financial charges (1)		Parent company		Consolidated		Due date final	Assurances (2)
	Index	Annual average interest rate	31/12/10	30/09/10	31/12/10	30/09/10		31/12/10	30/09/10

Senior Notes Due 2014	U.S dollar	Interest of 9.5%	-	-	605,330	601,107	July 2014	-	-

Senior Notes Due 2017	U.S dollar	Interest of 7.0%	-	-	685,789	685,454	February/2017	-	-

BNDES (3)	URTJLP PrefixedUMBND	Interest of 2,61% Interest of 4,5% Interest of 7,1%	- - -	- - -	1,334,667 247,167 41,154	1,151,383 147,881 43,615	October/2025 July 2020 July 2019	Credit rights from PPA	Credit rights from PPA

Bank Credit Certificate	CDCA	Interest of 0.6%+CDI	-	-	30,090	61,804	December 2011	Conditional Sale	Conditional Sale

ACC	U.S dollar	Interest of 1,60%	210,442	382,618	210,442	382,618	March 2011	-	-

Perpetual Notes	U.S dollar	Interest of 8.3%	758,627	771,376	1,264,902	771,375	-	-	-

Resolution 2471 Rural Credit	IGP-M Prefixed Prefixed	Interest of 3,95% Interest of 3.0% Interest of 6,7%	107,121 114 30,664	103,718 121 30,156	652,701 114 90,856	639,877 121 89,352	April 2020 October 2025 October2011	Treasury certificates and mortgaged lands Sugarcane lien	Treasury certificates and mortgaged lands Sugarcane lien

Pre payments	Libor US dollar + Libor	Interest of 6,78%	335,263	426,197	731,465	845,838	September 2014	-	-

Credit note	125,0% CD U.S dollar	- Interest of 6,25%	305,774 168,442	314,829 173,950	305,774 168,442	314,829 173,950	October 2012	-	-

Finame Pass (4)	Prefixed URTJLP U.S dollar Prefixed	Interest of 4,92% Interest of 2,84% Interest of 7,44% Interest of 9.0%	104,239 16,330 - -	77,191 17,543 - -	502,666 179,788 56 40,151	373,660 83,278 65 -	July 2020 March 2021 November 2012 April 2011	Conditional sale of financed assets Conditional Sale	Conditional sale of financed assets Conditional Sale

Others	Miscellaneous	Miscellaneous	-	-	36,661	38,505	Miscellaneous	Mortgage, inventories and conditional sale of financed assets	Mortgage, inventories and conditional sale of financed assets
Expenses incurred with security placement			(10,231)	(12,906)	(37,445)	(35,303)	-	-	-
			2,026,785	2,284,793	7,090,770	6,369,409
Current			(599,485)	(671,878)	(1,129,092)	(1,058,598)
Non current			1,427,300	1,612,915	5,961,678	5,310,811

(1)	Financial charges as of December 31, 2010, except as indicated otherwise;

(2)	All loans and financings are secured by promissory notes and sureties posted by the Company, its subsidiaries and controlling shareholders, in addition to the collateral described above;

(3)
These correspond to funds secured by direct and indirect subsidiaries, Cosan S.A. Bioenergia, Barra Bioenergia S.A. and Cosan Centroeste S.A. Açúcar e Álcool, for the purpose of financing cogeneration, greenfield and logistics projects; and Program to support the sugarcane alcohol sector.

COSAN S.A. INDÚSTRIA E COMÉRCIO

Notes to the unaudited financial statements (Continued)
Nine month periods ended December 31, 2010 and 2009
(In thousands of reais, except as otherwise specified)

13.	Loans and Financing (Continued)

Noncurrent loans, net of transaction costs amortization, have the following scheduled maturities:

	Parent company		Consolidated
	31/12/10	30/09/10	31/12/10	30/09/10
13 to 24 months	513,606	376,578	884,695	767,459
25 to 36 months	21,306	349,365	388,584	656,742
37 to 48 months	21,600	16,752	962,274	904,978
49 to 60 months	4,616	4,721	721,707	179,491
61 to 72 months	3,302	109	216,713	163,865
73 to 84 months	3,146	8	880,799	838,970
85 to 96 months	21,187	18,396	417,461	219,290
As from 97 months	838,537	846,986	1,489,445	1,580,016
	1,427,300	1,612,915	5,961,678	5,310,811

Senior Notes due in 2014

On August 4, 2009, the indirect subsidiary CCL Finance Limited issued US$350,000 of Senior Notes in the international capital markets according to Regulations S and 144A that bear interest at a rate of 9.5% per annum, payable semi-annually in February and August of each year, from February 2010.

Senior Notes due in 2017

On January 26, 2007, wholly-owned subsidiary Cosan Finance Limited issued Senior Notes in the international capital markets under Regulation S and Rule 144A in the amount of US$400 thousand. These Senior Notes bear interest at a rate of 7% per annum, payable semi-annually in February and August of each year.

Credit Notes

The credit notes are equivalent to loans to expand the export activities, which funds, as of October 29 and November 11, 2009, totaled R$174,470 (equivalent to US$100,000 thousand) and R$300,000, respectively, subject to annual interest of 6.25% plus US foreign exchange variation and 125% of the CDI rate, respectively.
Such transactions will be settled through exports to be performed over 2012.

Advances on Foreign Exchange Agreements (ACC)

The advances on foreign exchange agreements, the funds of which, between March and September 2010, totaled R$399,246, equivalent to US$225,000 thousand, were entered into with a number of financial institutions to be settled up to March 2011.
During the quarter ended December 31, 2010,  ACC contracted by the Company were settled in the amount of R$196,060, equivalent to US$100,000 thousand.

The remaining balance of these contracts is subject to annual interest from 1.00% to 2.15% plus US foreign exchange variation.

COSAN S.A. INDÚSTRIA E COMÉRCIO

Notes to the unaudited financial statements (Continued)
Nine month periods ended December 31, 2010 and 2009
(In thousands of reais, except as otherwise specified)

13.	Loans and Financing (Continued)

Perpetual Notes

On January, 24 and February 10, 2006, the Company issued Perpetual Notes in the international market in accordance with Regulations S and Rule 144A, in the amount of US$450 million for qualified institutional investors. Perpetual notes are listed in the Luxemburg Stock Exchange - EURO MTF and bear interest of 8.25% per year, payable quarterly on the 15th of May, August, November and February of each year, beginning May 15, 2006. These notes may, at the discretion of the Company, be redeemed as from February 15, 2011 on any interest payment date, for their face value. Perpetual Notes are secured by the Company and Cosan Açúcar e Álcool.

In addition, on November 5, 2010, the subsidiary Cosan Overseas Limited issued Perpetual Notes in the international market in accordance with “Regulations S” in the amount of R$514,830, equivalent to US$300,000 thousand, which bear interest of 8.25% p.a., payable on a quarterly basis. The expenses with the placement of said note amounted to R$6,952 and will be amortized, at the Company discretion, over 5 years.

The resources obtained through the Perpetual Notes, on November 5, 2010, were fully transferred to the Company as prepayment of export (note 7).

Resolution 2471

From 1998 to 2000, the Company and its subsidiaries renegotiated their debt related to agricultural funding with several financial institutions, thereby reducing their financial cost to annual interest rates below 10% and guaranteeing the amortization of the updated principal amount with the assignment and transfer of CTNs - Restricted Brazilian Treasury Bills redeemable on the debt maturity dates, using the tax incentive introduced by Resolution No. 2471, issued by the Central Bank of Brazil on February 26, 1998. As of December 31, 2010, these certificates are classified under Non-current Assets, in the amount of R$36,847 (R$34,705 as of September 30, 2010), parent company and R$242,617 (R$228,513 as of September 30, 2010), consolidated and are adjusted based on the IGP-M rate, plus interest rate of 12%. As of the debt settlement date, the redemption value of these certificates is equivalent to the renegotiated debt value. The interest related to these loans is paid annually and the principal amounts fall due in 2020, parent company and 2025, consolidated.

Pre payments

During the year ended March 31, 2010, the Company and its subsidiary Cosan Alimentos S.A. funded R$924.327, the equivalent to US$530,000 thousand as advances for future sugar exports to be settled in 2012 and 2014. Exchange rate variation and annual interests based on the Libor rate, plus 6.3% spread p.a. are levied over these advances.

COSAN S.A. INDÚSTRIA E COMÉRCIO

Notes to the unaudited financial statements (Continued)
Nine month periods ended December 31, 2010 and 2009
(In thousands of reais, except as otherwise specified)

13.	Loans and Financing (Continued)

FINAME

This refers to loans associated with the financing of machinery and equipment
(FINAME – Financiamento de Máquinas e Equipamentos) obtained from several financial institutions. These loans are intended to investment in property, plant and equipment. These loans bear interest at rates that vary from 1.15% to 9.73% per annum, payable monthly, and are secured by statutory liens on the purchased assets.

During the quarter ended December 31, 2010, the indirect subsidiary Rumo, through its subsidiary Cosan Operadora Portuária S.A., obtained the release from BNDES of credit line in the amount of R$125,700, for investments in infrastructure and acquisition of locomotives. The mentioned financing will bear annual interest varying from 1.92% to 4.50% plus TJLP,  to be settled up to March 2021.

14.	Provision for Judicial Demands

	Parent company		Consolidated
	31/12/10	30/09/10	31/12/10	30/09/10
Tax	42,217	49,136	411,263	411,838
Civil	15,233	12,494	86,647	81,143
Labor claims	29,736	29,588	152,190	149,956
	87,186	91,218	650,100	642,937
Judicial deposits	(9,011)	(8,455)	(180,878)	(173,640)
	78,175	82,763	469,222	469,297

During the quarter and nine month period ended December 31, 2010 and 2009, the line item Provision for judicial demands presented the following transactions:

	Parent company
	01/10/10 to 31/12/10	01/04/10 to 31/12/10	01/10/09 to 31/12/09	01/04/09 to 31/12/09
Opening balances	82,763	71,556	239,778	236,633
Constitutions (reversals), net and others	(6,191)	4,646	(165,629)	(167,635)
Monetary restatement	1,603	1,973	2,282	7,433
	78,175	78,175	76,431	76,431

	Consolidated
	01/10/10 to 31/12/10	01/04/10 to 31/12/10	01/10/09 to 31/12/09	01/04/09 to 31/12/09
Opening balances	469,297	444,421	1,143,377	1,105,899
Constitutions (reversals), net and others	(17,694)	(9,640)	(256,461)	(258,232)
Monetary restatement	17,619	34,441	(131,266)	(108,348)
Accretion from acquisitions, net of write-offs	-	-	-	16,331
	469,222	469,222	755,650	755,650

COSAN S.A. INDÚSTRIA E COMÉRCIO

Notes to the unaudited financial statements (Continued)
Nine month periods ended December 31, 2010 and 2009
(In thousands of reais, except as otherwise specified)

14.	Provision for Judicial Demands (Continued)

The Company and its subsidiaries are party to various ongoing labor claims, civil and tax proceedings arising from the normal course of their business.

Respective provisions for judicial demands were recorded considering those cases in which the likelihood of loss has been rated as probable based on the opinion of legal advisors. Management believes resolution of these disputes will have no effect significantly different than the estimated amounts accrued.

Judicial demands deemed as probable loss

a) Tax claims

 The main tax judicial demands at December 31, 2010 and September 30, 2010,are as follows:

	Parent company		Consolidated
Description	31/12/10	30/09/10	31/12/10	30/09/10
IPI	6,471	6,430	8,630	8,331
IPC – 89 (i)	-	-	88,266	88,266
Finsocial offsetting (ii)	-	-	180,885	178,139
ICMS credits (iii)	17,706	24,953	71,930	77,753
PIS and COFINS	4,479	4,438	25,976	21,795
IRPJ and CSLL	814	809	2,063	2,062
Others	12,747	12,506	33,513	35,492
	42,217	49,136	411,263	411,838

(i) In 1993 subsidiary Cosan CL filed a suit to challenge the balance sheet restatement index (IPC) established by the federal government in 1989, which index did not reflect the actual inflation back then. The use of this index caused the Company to supposedly overstate and overpay the IRPJ and CSLL. Cosan CL obtained a favorable preliminary order that allowed it to recalculate the balance sheet restatement, now using indexes that accurately measured the inflation over the relevant period. In doing so the company rectified the amounts of IRPJ and CSLL payable. Identified overpayments for both taxes were offset in subsequent years until 1997, when the balance was zeroed. Despite the favorable court rulings, tax authorities issued a notice of infringement to the Company challenging all tax offsets performed in 1993 and some offsets in 1994 and 1997. Given the contingent nature of this tax offsetting, associated amounts were also recorded as a provision for court rulings and have been restated against the variation of the SELIC rate.

COSAN S.A. INDÚSTRIA E COMÉRCIO

Notes to the unaudited financial statements (Continued)
Nine month periods ended December 31, 2010 and 2009
(In thousands of reais, except as otherwise specified)

14.	Provision for Judicial Demands (Continued)

Judicial demands deemed as probable loss (Continued)

a) Tax claims (Continued)

(ii) From September through December 1994, subsidiary Conan CL offset COFINS and several other taxes with previously paid amounts of FINSOCIAL. This offsetting was backed in a preliminary order issued by a court of competent jurisdiction in a suit brought to challenge the constitutionality of FINSOCIAL.

In 1995 Cosan CL was declared exempt from COFINS levies. Thus, the company understood that past offsets of COFINS against FINSOCIAL were not in order and in 2003, based on another favorable court ruling relative to FINSOCIAL, concluded that FINSOCIAL credits previously offset against CONFINS were once again available to be offset against other tax liabilities. The Company then offset these credits against IRPJ, CSLL, CIDE, PIS, COFINS and IRRF resulting from its operations. Once again, because of the contingent nature of this procedure the Company recorded the full offset amount as a provision for court rulings until the Federal Revenue Service ratified this offsetting.

In 2008 the Federal Revenue Service dismissed the offsetting performed on the ground that Cosan CL had already used the tax credits to offset COFINS back in 1994. In view of this understanding, the management of the Company decided to challenge the administrative decisions, which is pending judgment at the Taxpayers' Council. The amount recorded as provision for court ruling has been restated against the SELIC rate.

(iii) The amount accrued is represented by a) use of ICMS credits arising from the acquisition of use and consumption materials b) financial charges levied on debts settled in installments granted by the Finance Secretariat of the State of São Paulo, c) ICMS recalculated on the remittances made by Nova América Agroenergia (currently named Cosan Alimentos S.A.) for its branch in the State of Rio de Janeiro and d) several processes related to credits taken and rate differences on sales for other states carried out in FOB condition, basically concentrated in the companies Alcomira S.A. Açúcar e Álcool, Destilaria Vale do Tietê S.A. - Destivale, Benálcool S.A. Açúcar e Álcool e Univalem S.A. Açúcar a Álcool, merged by the Company.

b) Civil and labor claims

The Company and its subsidiaries are parties to a number of civil claims related to (i) indemnity for physical and moral damages; (ii) public civil claims for avoidance of sugarcane burn; and (iii) environmental executions.

COSAN S.A. INDÚSTRIA E COMÉRCIO

Notes to the unaudited financial statements (Continued)
Nine month periods ended December 31, 2010 and 2009
(In thousands of reais, except as otherwise specified)

14.	Provision for Judicial Demands (Continued)

Judicial demands deemed as probable loss (Continued)

b) Civil and labor claims

The Company and its subsidiaries are also parties to a number of labor claims filed by former employees and service providers challenging, among other factors, the payment of additional hours, night shift Premium and risk Premium, employment inclusion, reimbursement of discounts from payroll, such as social contribution, trade union charges, among others.

Judicial demands deemed as possible loss

a) Tax claims

The main tax claims, the unfavorable outcome of which is deemed possible and, therefore, no provision for legal claims was recorded in the quarterly information, are as follows:

	Parent company		Consolidated
	31/12/10	30/09/10	31/12/10	30/09/10
Notice of infringement – Income tax withheld at source (i)	190,272	187,735	191,784	189,285
ICMS – State VAT (ii)	110,275	103,235	486,600	468,075
IPI – Federal VAT (iii)	10,866	10,780	259,614	267,320
Offsets against IPI credits – IN 67/98 (iv)	-	-	180,888	179,258
PIS and COFINS	12,631	12,441	148,405	146,976
INSS and other	91,949	34,121	208,137	134,574
Civil and labor	93,950	100,326	621,654	601,834
	509,943	448,638	2,097,082	1,987,322

(i) Tax assessment – withholding income tax

In September 2006 the Federal Revenue Service served another notice of infringement on the Company, this time for failure to withhold and pay income tax at source on capital gains derived from the acquisition of a subsidiary company. This notice of infringement led to an administrative proceeding which is deemed a likely loss in the opinion of the Company's legal counsels, the amount of which was not recorded as a provision in the Company's quarterly financial information.

COSAN S.A. INDÚSTRIA E COMÉRCIO

Notes to the unaudited financial statements (Continued)
Nine month periods ended December 31, 2010 and 2009
(In thousands of reais, except as otherwise specified)

14.	Provision for Judicial Demands (Continued)

Judicial demands deemed as possible loss (Continued)

(ii) ICMS – State VAT

Refers mainly to (i) Tax Assessment filed in view of the alleged lack of payment of ICMS and non-compliance with accessory obligation, in connection with the agribusiness partnership and manufacturing upon demand, with Central Paulista Açúcar e Álcool Ltda., between May to December 2006 and May to December 2007; and (ii) ICMS levied on the remittances of crystallized sugar for export purposes. In accordance with the tax agent, such product is classified as semi-finished product and that, in accordance with the ICMS regulation, would be subject to taxation and (iii) ICMS levied on possible differences in terms of sugar and alcohol inventories, arising from magnetic tax files and Inventory Registry Books.

(iii) IPI – Federal VAT

SRF Normative Instruction n° 67/98 approved the procedure adopted by the industrial establishments which performed remittances without registries and payment of the IPI rate, as regards to the sugarcane transactions (demerara), high-quality crystal, special crystal, extra special crystal and refined sugar, carried out between July 6, 1995 and November 16, 1997 and with refined sugar (amorphe) between January 14, 1992 and November 16, 1997. Such rule was considered in the respective proceedings filed by the Federal Revenue Secretariat, the unfavorable outcome of which is deemed as possible, in accordance with the opinion of the Company’s legal advisors.

  (iv) Offsets against IPI credits – IN 67/98

SRF Normative Instruction No. 67/98 made it possible to obtain refund of IPI tax payments for sales of refined amorphous sugar from January 14, 1992 through November 16, 1997. In view of this rule, Cosan Açúcar and Álcool applied for offsetting amounts paid during the relevant periods against other tax liabilities of its own. However, the Federal Revenue Service denied its application for both reimbursement and offsetting of such amounts. Cosan Açúcar and Álcool challenged this ruling in an administrative proceeding.

Upon being notified to pay tax debts resulting from offset transactions in light of certain changes introduced by IN SRF No. 210/02, subsidiary Cosan Açúcar and Álcool filed a writ of mandamus and applied for a preliminary injunction seeking to stay enforceability of offset taxes, in an attempt to prevent the tax authorities from demanding the relevant tax debts in court. The preliminary injunction was granted by the competent court. The Company’s legal advisor, responsible for such proceeding, considered the related unfavorable outcome as probable.

COSAN S.A. INDÚSTRIA E COMÉRCIO

Notes to the unaudited financial statements (Continued)
Nine month periods ended December 31, 2010 and 2009
(In thousands of reais, except as otherwise specified)

14.	Provision for Judicial Demands (Continued)

Judicial demands deemed as possible loss (Continued)

a) Tax claims (Continued)

(iv) Offsets against IPI credits – IN 67/98 (Continued)

The amount offset, duly restated as of December 31, 2010, is R$167,324 (R$165,814 as of September 30, 2010). Similarly, the subsidiary Cosan Alimentos S.A. filed the same claim before the Brazilian Federal Revenue Secretariat, which amount offset and updated, up to December 31, 2010, amounts to R$12,247 (R$12,141 as of September 30, 2010). In view of the opinion of its legal counsels, the management of the Company has seen fit not to establish an accounting provision for the amounts involved in this lawsuit.

b) Civil and labor claims

The main civil and labor claims, the unfavorable outcome of which is deemed possible and, therefore, no provision for legal claims was recognized in the quarterly information, and which nature of such claims is similar to those accrued, as mentioned above, are as follows:

	Parent company		Consolidated
	31/12/10	30/09/10	31/12/10	30/09/10
Civil	39,891	48,977	329,195	309,848
Labor	54,059	51,349	292,459	291,986
	93,950	100,326	621,654	601,834

15.	Accounts Receivable from the Federal Government

On February 28, 2007, subsidiary Cosan Açúcar e Álcool recognized gain of R$318,358, corresponding to a lawsuit filed against federal government claiming indemnification for damages since prices of its products, at the time the sector was subject to government control, were imposed not observing the prevailing reality of the sector created by government control itself. A final decision in favor of the subsidiary was handed down. The gain was recorded in the statement of operations for the year, the contra entry being to noncurrent assets of the Company, in receivables from federal government.

COSAN S.A. INDÚSTRIA E COMÉRCIO

Notes to the unaudited financial statements (Continued)
Nine month periods ended December 31, 2010 and 2009
(In thousands of reais, except as otherwise specified)

15.	Accounts Receivable from the Federal Government (Continued)

The Company awaits a final ruling on the manner of payment. This payment will be effected in the form of court-mandated government bonds which, once issued, will be settled within 10 years.

As of December 31, 2010, the assets reported relative to the suit for loss and damages and related provision for attorney's fees amounted to R$342,110 and R$41,053 (R$339,232 and R$40,708 as of September 30, 2010), respectively.

Subsidiary Cosan Açúcar e Álcool has other claims for damages of this nature filed against the Federal Government, which are not recognized in accounting since these still represent contingent assets.

16.    Shareholders’ equity

a)	Capital stock

The Board of Directors’ Meeting held on July 29, 2010 approved a capital increase in the amount of R$1 through the issuance of 60 shares due to the exercise of 100 subscription warrants. On the same date, the Board of Directors' Meeting approved the capital increase, in the amount of R$2,749, in the context of the "Company's Stock Option Plan", upon the issuance of 449,819 new nominative and book-entry common shares, with no par value, based on the exercise of such option by the eligible executive officers, at the issuance price of R$6.11 per share. Due to the issuance of new shares, the Company's capital stock increased to R$4,690,575, represented by 407,010,196 nominative and book-entry common shares, with no par value.

On August 31, 2010, a new capital increase was made, in the amount of R$560, through the issuance of 91,657 new non-par registered book-entry common shares under the “Company’s Stock Option Plan”, based on the exercise of such option by the eligible executive officers, at the issuance price of R$6.11 per share, under the terms of such option plan. Due to the issuance of new shares, the Company's capital stock increased to R$4,691,135, represented by 407,101,853 nominative and book-entry common shares, with no par value.

As of December 31, 2010, the Company’s capital stock was represented by 407,101,853  (the same  as of September 30, 2010) non-par registered book-entry common shares . The authorized capital stock may be increased up to the limit of R$5,000,000 with no need of an amendment to the Company’s Bylaws, upon a decision of the Board of Directors.

16.    Shareholders’ equity (Continued)

b)	Dividends

The Annual Shareholders’ Meeting held on July 30, 2010 approved the distribution of dividends in the amount of R$200,000 relating to the prior year, of which R$83,431 exceeded the minimum mandatory dividend accounted for in this quarter. As of December 31, 2010 the dividends paid totaled R$192,964.

c)	Treasury shares

On November 22, 2010, the Board of Directors approved the plan for repurchase of shares issued by the Company to be held in treasury, cancellation or sale. The term for the operation to be carried out is 365 days and the maximum number of shares that may be repurchased within the period is 6,640,091 common, nominative shares, with no par value (“shares”).

During the quarter ended December 31, 2010, the Company acquired 591,400 shares for the amount of R$15,219, including expenditures with repurchase of shares. The average amount of the acquired shares in the period was R$25.71, and the maximum and minimum amount of R$26.95 and R$24.86, respectively, per share.

On December 31, 2010 the Company held in treasury 934.539 shares, whose market value per share, as of that date, amounted to R$27.61.

17.	Management compensation

Directors and executive officers are paid through pro-labore. The amounts related to such compensation are recorded in the statement of income for the three-month period and nine-month period ended December 31, 2010, in the amount of R$1,688 and R$6,587 (R$1,007 and R$4,732 as of December 31, 2009), respectively, under General and administrative expenses.

COSAN S.A. INDÚSTRIA E COMÉRCIO

Notes to the unaudited financial statements (Continued)
Nine month periods ended December 31, 2010 and 2009
(In thousands of reais, except as otherwise specified)

18.	Financial, net

	Parent company
	01/10/10 to 31/12/10	01/04/10 to 31/12/10	01/10/09 to 31/12/09	01/04/09 to 31/12/09
Financial expenses
Interest	(71,121)	(204,762)	(87,780)	(250,992)
Monetary variation	(3,214)	(8,135)	(11,675)	(27,803)
Bank expenses	(211)	(411)	(48)	(244)
	(74,546)	(213,308)	(99,503)	(279,039)
Financial income
Interest	3,535	16,940	14,628	30,439
Monetary variation	1,114	2,707	(150)	(904)
Income from money market investments	747	3,993	2,044	15,149
Others	6	25	66	370
	5,402	23,665	16,588	45,054
Net effect on exchange variation
Gain on exchange variation	45,335	176,532	42,006	535,609
	45,335	176,532	42,006	535,609
Net impact of derivatives (1)
Commodity derivatives	8,225	133,008	(36,670)	(349,363)
Exchange and interest derivatives	32,211	25,071	22,616	379,714
	40,436	158,079	(14,054)	30,351
	16,627	144,968	(54,963)	331,975

(1) Includes realized and unrealized income from transactions in futures markets, and with options, swaps and NDFs.

	Consolidated
	01/10/10 to 31/12/10	01/04/10 to 31/12/10	01/10/09 to 31/12/09	01/04/09 to 31/12/09
Financial expenses
Interest	(159,549)	(451,849)	(192,705)	(451,659)
Monetary variation	(25,756)	(58,641)	(17,242)	(41,890)
Bank expenses	(2,307)	(3,714)	(4,363)	(5,803)
	(187,612)	(514,204)	(214,310)	(499,352)
Financial income
Interest	15,253	51,831	51,526	95,382
Monetary variation	9,928	25,314	1,511	4,791
Income from money market investments	22,186	58,439	14,134	41,705
Others	104	466	724	426
	47,471	136,050	67,895	142,304
Net effect on exchange variation
Gain on exchange variation	59,324	214,843	50,104	628,857
	59,324	214,843	50,104	628,857
Net impact of derivatives (1)
Commodity derivatives	(31,768)	(35,568)	(28,907)	(399,000)
Exchange and interest derivatives	14,777	41,894	46,933	561,228
	(16,991)	6,326	18,026	162,228
	(97,808)	(156,985)	(78,285)	434,037

COSAN S.A. INDÚSTRIA E COMÉRCIO

Notes to the unaudited financial statements (Continued)
Nine month periods ended December 31, 2010 and 2009
(In thousands of reais, except as otherwise specified)

19.	Other operating income (expenses), net

	Parent company
	01/10/10 to 31/12/10	01/04/10 to 31/12/10	01/10/09 to 31/12/09	01/04/09 to 31/12/09
Capital gain on merger of shares	-	-	-	3,052
Gain from the adhesion to payment in installments of Law 11.941/09 and MP 470/09	-	-	79,433	79,433
Internal costs for raising funds	-	(18,758)	-	-
Reversal (constitution) of provision for judicial demands and indemnities	1,792	(12,067)	(214)	1,283
Result from Sales of property and equipment	(31)	131		275
Revenue from Sales of scraps and residues	346	1,625	267	1,072
Revenue from rental and leasing	996	1,787	654	2,113
Donations	(2,640)	(9,105)	-	-
Constitution of provision for operating losses in subsidiary	(2,065)	(2,065)	-	-
Other expenses, net	12	(2,298)	(857)	(1,081)
	(1,590)	(40,750)	79,363	86,147

	Consolidated
	01/10/10 to 31/12/10	01/04/10 to 31/12/10	01/10/09 to 31/12/09	01/04/09 to 31/12/09
Capital gains from disposal of equity interests, net of losses	-	-	-	93,097
Capital loss from business combination	-	-	-	(28,138)
Net gain from reduction in equity interest percentage (note 8)	-	202,755	-	-
Gain from the adhesion to payment in installments of Law 11.941/09 and MP 470/09	-	-	211,649	211,649
Constitution of provision for judicial demands and indemnities	(3,967)	(38,255)	(4,137)	(7,519)
Result from Sales of property and equipment	2,199	19,031	485	2,736
Revenue from Sales of scraps and residues	857	4,979	796	3,455
Revenue from rental and leasing	1,287	2,814	1,754	5,610
Donations	(2,640)	(12,335)	-	-
Constitution of provision for operating losses in subsidiary	(2,065)	(2,065)	-	-
Other revenues, net	682	1,043	6,465	11,126
	(3,647)	177,967	217,012	292,016

COSAN S.A. INDÚSTRIA E COMÉRCIO

Notes to the unaudited financial statements (Continued)
Nine month periods ended December 31, 2010 and 2009
(In thousands of reais, except as otherwise specified)

20.	Financial instruments

a)  Risk management

The main market risks the Company and its subsidiaries are exposed include, among others: (i) volatility of the sugar prices, (ii) volatility of ethanol prices, and (iii) volatility of the exchange rate. The engagement of financial instruments for hedge purposes is carried out based on the analysis of the risk exposures that management intends to assume.

As of December 31, 2010 and September 30, 2010, the fair values related to the transactions with derivative financial instruments for hedge purposes or other purposes were stated at fair value based on the prices exercised in the active markets or cash flows discounted based on the market curves and were presented as follows:

	Parent company					Consolidated
	Notional		Fair value			Notional		Fair value
Price Risk	Dec 31, 2010	Sep 30, 2010	Dec 31, 2010	Sep 30, 2010	Result (*)	Dec 31, 2010	Sep 30, 2010	Dec 31, 2010	Sep 30, 2010	Result (*)
Commodity derivatives
Future agreements	2,976,219	1,663,613	(262,414)	(49,796)	(262,414)	2,976,219	1,663,613	(262,414)	(49,796)	(262,414)
Option agreements	19,539	19,867	(43,167)	(6,166)	(36,934)	19,539	19,867	(43,167)	(6,166)	(36,934)
Contratos de Sw ap
			(305,581)	(55,962)	(299)			(305,581)	(55,962)	(299,348)
Exchange rate risk
Exchange rate derivatives
Future agreements	257,110	(501,833)	2,201	(3,191)	2,201	257,110	(501,833)	2,201	(3,191)	2,201
Forward agreements	880,426	1,123,505	111,458	113,186	111,458	1,137,979	1.123,505	101,527	113,186	101,527
Option agreements	59,502	1,784,502	4,923	18,793	1,027	59,502	1.784,502	4,923	18,793	1,027
Swap agreements	322,023	322,023	36,709	19,613	36,709	-	-	-	-	-
			155,292	148,402	151,396			108,652	128,790	104,755
Interest rate risk
Interest derivatives	345,860	432,325	(2,115)	(2,969)	(2,115)	345,860	432,325	(2,115)	(2,969)	(2,115)
			(2,115)	(2,969)	(2,115)			(2,115)	(2,969)	(2,115)
TOTAL			(152,404)	89,471	(150,068)			(199,045)	69,858	(196,708)
Total Assets			216,712	185,594				180,003	165,981
Total Liabilities			(369,116)	(96,123)				(379,048)	(96,123)
(*) Results calculated for the twelve-month period ended Dec 31 10, only for derivatives outstanding at this date

COSAN S.A. INDÚSTRIA E COMÉRCIO

Notes to the unaudited financial statements (Continued)
Nine month periods ended December 31, 2010 and 2009
(In thousands of reais, except as otherwise specified)

20.	Financial instruments (Continued)

b)  Price risk

Price risk results from the variation of the market prices of the products sold by the Company, mainly sugar #11 and #5 or white sugar. These price variations may significantly affect the Company's sales revenues. In order to mitigate this risk, the Company continuously monitors the market transactions, in order to determine in advance the price variations. The table below shows the consolidated derivative financial instruments transactions to cover the commodities price risk:

Price risk: commodity derivatives outstanding on Dec 31 2010
Derivatives	Long /Short	Market	Agreement	Maturity	Notional		Fair Value
					Tons (T) or M³		(R$ thousands)
Composition of derivative financial instruments designated in hedge accounting
Future	Short	NYBOT	#11	March-11	244,664	T	(69,935)
Future	Short	NYBOT	#11	May-11	63,300	T	(24,365)
Future	Short	NYBOT	#11	July-11	231,557	T	(44,139)
Future	Short	NYBOT	#11	October-11	166,581	T	(32,387)
Future	Short	NYBOT	#11	March-12	38,915	T	(559)
Swap	Short	NYBOT	#11	March-11	75,696	T	(38,912)
Swap	Short	NYBOT	#11	May-11	25,401	T	191
Swap	Short	NYBOT	#11	July-11	327,675	T	(31,198)
Swap	Short	NYBOT	#11	October-11	366,235	T	(34,077)
Sub-total of futures of Sugar Sold					1,540,024	T	(275,380)
Composition of derivative financial instruments not designated in hedge accounting
Future	Short	NYBOT	#11	March-11	67,770	T	(17,353)
Future	Short	NYBOT	#11	October-11	100,030	T	(25,110)
Sub-total of futures Sugar Sold					167,800	T	(42,462)
Future	Long	NYBOT	#11	March-11	(36,984	T)	2,142
Future	Long	NYBOT	#11	May-11	(15,342	T)	6,594
Future	Long	NYBOT	#11	October-11	(50,802	T)	4,404
Future	Long	NYBOT	#11	March-12	(84,027	T)	23,144
Swap	Long	NYBOT	#11	July-11	(101,605	T)	8,006
Swap	Long	NYBOT	#11	October-11	(127,006	T)	11,145
Sub-total of futures Sugar Purchased					(415,767	T)	55,435
Sub-total of Futures Sugar					(247,967	T)	12,972
Future	Short	BMFBovespa	Etanol Hidratado	May-11	1,200 m³		(7)
Sub-total of Futures Hydrated Ethanol					1,200 m³		(7)
Sub-total of Futures							(262,414)
Call	Short	NYBOT/OTC	#11	July-11	75,442	T	(21,948)
Call	Short	NYBOT	#11	October-11	15,241	T	(4,188)
Call	Short	NYBOT	#11	March-12	10,160	T	(1,441)
Call	Short	NYBOT/OTC	#11	March-11	43,182	T	(8,819)
Call	Short	NYBOT/OTC	#11	May-11	55,883	T	(10,880)
Sub-total of Short Call					199,907	T	(47,275)
Put	Long	NYBOT/OTC	#11	01/Out/11	43,182 T		1,666
Put	Long	NYBOT/OTC	#11	01/Out/11	55,883 T		2,443
Sub-total of Long Put					99,065 T		4,108
Total Commodities							(305,581)

The fair value of these derivatives was measured through observable factors, such as prices of active markets.

COSAN S.A. INDÚSTRIA E COMÉRCIO

Notes to the unaudited financial statements (Continued)
Nine month periods ended December 31, 2010 and 2009
(In thousands of reais, except as otherwise specified)

20.	Financial instruments (Continued)

c) Exchange rate risk

Foreign exchange risk results from the possible variations on foreign exchange rates adopted by the Company as regards to its revenues from exports, imports, debt flows and other assets and liabilities denominated in foreign currency. The Company adopts derivative transactions to manage the cash flow risks resulting from the export revenues denominated in US dollars, net of the other cash flows also denominated in foreign currency. The table below shows the outstanding consolidated positions, as of December 31, 2010, of the derivatives adopted to hedge the foreign exchange risks:

		Price risk : exchange derivatives outstanding on Dec 31 2010
Derivatives	Long / Short	Market	Agreement	Maturity	Notional	Fair Value
					(R$ thousands)	(R$ thousands)
Composition of derivative financial instruments designated in hedge accounting
Forward	Short	OTC/Cetip	NDF	January-11	89,460	14,475
Forward	Short	OTC/Cetip	NDF	April-11	185,275	15,170
Forward	Short	OTC/Cetip	NDF	May-11	141,281	20,040
Forward	Short	OTC/Cetip	NDF	July-11	99,300	11,886
Forward	Short	OTC/Cetip	NDF	August-11	103,750	15,368
Forward	Short	OTC/Cetip	NDF	October-11	261,360	34,518
Sub-total of Short Forward					880,426	111,458
Composition of derivative financial instruments not designated in hedge accounting
Future	Short	BMFBovespa	Commerc. US Dollar	January-11	380,901	2,730
Future	Short	BMFBovespa	Commer. US Dollar	February-11	139,171	1,348
Sub-total of Short Futures					520,072	4,078
Future	Long	BMFBovespa	Commerc. US Dollar	January-11	(262,962)	(1,877)
Sub-total of Long Futures					(262,962)	(1,877)
Forward	Long	OTC	NDF (Offshore)	February-11	10,583	(233)
Forward	Long	OTC	NDF (Offshore)	May-11	10,780	(229)
Forward	Long	OTC	NDF (Offshore)	August-11	11,014	(227)
Forward	Long	OTC	NDF (Offshore)	November-11	11,246	(255)
Forward	Long	OTC	NDF (Offshore)	February-12	11,489	(317)
Forward	Long	OTC	NDF (Offshore)	May-12	11,722	(313)
Forward	Long	OTC	NDF (Offshore)	August-12	11,978	(330)
Forward	Long	OTC	NDF (Offshore)	October-12	12,239	(353)
Forward	Long	OTC	NDF (Offshore)	January-13	12,504	(359)
Forward	Long	OTC	NDF (Offshore)	April-13	12,739	(324)
Forward	Long	OTC	NDF (Offshore)	July-13	12,997	(302)
Forward	Long	OTC	NDF (Offshore)	October-13	13,256	(281)
Forward	Long	OTC	NDF (Offshore)	January-14	13,521	(319)
Forward	Long	OTC	NDF (Offshore)	April-14	13,743	(464)
Forward	Long	OTC	NDF (Offshore)	July-14	14,002	(632)
Forward	Long	OTC	NDF (Offshore)	October-14	14,261	(797)
Forward	Long	OTC	NDF (Offshore)	February-15	14,497	(919)
Forward	Long	OTC	NDF (Offshore)	April-15	14,726	(997)
Forward	Long	OTC	NDF (Offshore)	July-15	15,003	(1,099)
Forward	Long	OTC	NDF (Offshore)	October-15	15,254	(1,183)
Sub-total of Long Forward					257,553	(9,931)
Put Offshore	Long	OTC	Commerc.US dollar	February-11	42,782	2,960
Put Offshore	Long	OTC	Commerc. US dollar	February-11	16,720	1,964
Sub-total of Long Put					59,502	4,923
Total of exchange for exports					1,454,591	108,652
Swap	Long	OTC/Cetip	US Dollar/DI		322,023	36,709
Swap	Short	OTC/Cetip	US Dollar/DI		(322,023)	(36,709)
Total of exchange					1,454,591	108,652

COSAN S.A. INDÚSTRIA E COMÉRCIO

Notes to the unaudited financial statements (Continued)
Nine month periods ended December 31, 2010 and 2009
(In thousands of reais, except as otherwise specified)

20.	Financial instruments (Continued)

c) Exchange rate risk (continued)

As of December 31, 2010 and September 30, 2010, the Company and its subsidiaries presented the following net exposure to the US exchange rate variation over assets and liabilities denominated in US dollars:

	Consolidated
	12/30/10		09/30/10
	R$	US$ (in thousands)	R$	US$ (in thousands)
Amounts pending foreign exchange closing	16,135	9,684	5,182	3,059
Overnight	16,960	10,179	23,936	14,128
Trade notes receivable – foreign	96,319	57,808	189,195	111,672
Senior notes due in 2014	(605,330)	(363,300)	(601,107)	(354,803)
Senior notes due in 2017	(685,789)	(411,589)	(685,454)	(404,589)
Perpetual bonus	(1,264,902)	(759,154)	(771,375)	(455,303)
Other foreign currency-denominated loans	(378,884)	(227,394)	(556,568)	(328,514)
Prepayments	(731,465)	(439,002)	(845,838)	(499,255)
Restricted cash	276,249	165,796	75,950	44,829
Foreign exchange exposure, net	(3,260,707)	(1,956,972)	(3,166,079)	(1,868,776)

d) Hedge accounting effects

The Company determined its hedge accounting transactions for derivative financial instruments allocated to hedge the cash flows from VHP sugar export revenues, considering: (i) hedge classification; (ii) purpose and strategy to manage the Company’s risk in connection with the adoption of the hedge transactions; (iii) identification of the financial instrument; (iv) purpose or covered transaction; (v) nature of the risk to be covered; (vi) description of the coverage relationship; (vii) description of the relationship between the hedge and the coverage purpose; and (viii) prospective and retrospective hedge effectiveness. The Company allocated the derivative financial instruments of Sugar#11 (NYBOT or OTC) to cover the price risks and Non-Deliverable Forward (NDF) to cover the foreign exchange risks, as referred to in items (b) and (c) of this note.

COSAN S.A. INDÚSTRIA E COMÉRCIO

Notes to the unaudited financial statements (Continued)
Nine month periods ended December 31, 2010 and 2009
(In thousands of reais, except as otherwise specified)

20.	Financial instruments (Continued)

d) Hedge accounting effects (continued)

The Company recorded the gains and losses considered as effective for hedge accounting purposes in a specific account in shareholder’s equity, until the time the hedged item affects the net income for the year; in this case, the gain or loss of each instrument must be recorded in the net income for the year under the same account of the hedged item (in this case, sales revenues). As of December 31, 2010, the effects recorded in shareholders' equity and estimated realizable net income are as follows:

			Realization
Derivative	Market	Risk	2010/11	2011/12	Total

Future	OTC / NYBOT	#11	(102,033)	(378,536)	(480,569)
NDF	OTC / CETIP	USD	10,655	93,747	104,402
			(91,378)	(284,789)	(376,167)

(-) Deferred IR/CS			31,068	96,828	127,897

Effect on the Company Net Equity			(60,309)	(187,961)	(248,270)

During the period, there was the effect on the financial result in the amount of R$15,658 on account of operations that have not been qualified in the hedge accounting.  In addition, the Company recorded net gain in the amount of R$104 and R$279 referring to the ineffective hedge accounting amounts for the quarter and the nine-month period ended December 31, 2010, respectively.

Hedge de Fluxo de caixa	01/10/10 a 31/12/10	01/04/10 a 31/12/10

Balance at the beginning of the period	(199,169)	-
Gains and losses in the period:
Future agreements and commodities swap	(296,908)	(589,769)
Forward Exchange agreement (NDF)	19,440	129,007
Adjustments of reclassification of gains/losses included in the result for the period (Sales revenue/Financial, net)	100,478	84,603
Total effect on Book Value Adjustment resulting from hedge of cash flow (before deferred IR/CS)	(376,159)	(376,159)
Effect of deferred IR/CS on Book Value Adjustment	127,889	127,889
	(248,270)	(248,270)

e)	Interest rate risk

The Company monitors fluctuations of the several interest rates to which its assets and liabilities are pegged, mainly those subject to Libor risk, and, in the event of increased volatility of such rates, it may engage in transactions with derivatives so as to minimize such risks. As of December 31, 2010, the Company had US$200,000 thousand (US$250,000 thousand as of September 30, 2010) hedged under swap agreement traded in over-the-counter market, whose market value is evaluated negatively at R$2,115 (the negative amount of R$2,969 as of September 30, 2010).

COSAN S.A. INDÚSTRIA E COMÉRCIO

Notes to the unaudited financial statements (Continued)
Nine month periods ended December 31, 2010 and 2009
(In thousands of reais, except as otherwise specified)

20.	Financial instruments (Continued)

e)	Interest rate risk (Continued)

Price risk: Interest derivative outstanding on Dec 31 2010
Derivatives	Purchased / Sold	Market	Agreement	Notional	Fair Value
				(R$ thousands)	(R$ thousands)
Swap	Purchased	OTC/Cetip	Fix / Libor 3 Month	115,287	(705)
Swap	Purchased	OTC/Cetip	Fix / Libor 3 Month	230,573	(1,410)
				345,860	(2,115)

f)	Credit risk

A significant portion of sales made by the Company and its subsidiaries is for a selected group of best-in-class counterparts, i.e. trading companies, fuel distribution companies and large supermarket chains.

Credit risk is managed through specific rules of client acceptance, credit rating and setting of limits for customer exposure, including the requirement of a letter of credit from major banks and obtaining actual warranties on given credit, when applicable. Management believes that the risk of credit is substantially covered by the allowance for doubtful accounts

The Company carries out commodity derivative transactions in the futures and options markets at the stock exchanges of New York (NYBOT) and London (LIFFE), as well as in the over-the-counter market with selected counterparts. The Company carries out foreign exchange derivative transactions at BM&F Bovespa and over-the-counter agreements registered with CETIP with Goldman Sachs & Co, Banco Barclays S.A., BNP Paribas Commodity Futures Ltd., Newedge LLC, Macquarie Bank Ltd., ADM Investors Services International Limited (Hencorp), Prudential Bache Commodities LLC, Natixis Commodity Markets Ltd., Espirito Santo Investment do Brasil S.A., Deutsche Bank S.A. – Banco Alemão, Banco Bradesco S.A., Banco JP Morgan S.A., Banco Standard de Investimentos S.A., Banco Morgan Stanley Witter S.A. and Banco BTG Pactual S.A.

Guarantee margins – The derivative transactions carried out in stock exchanges (NYBOT, LIFFE and BM&FBovespa) require an initial margin for guarantee purposes. The brokers with which the Company trades at such stock exchanges offer credit limits to these margins. As of December 31, 2010, the total credit limit considered for initial margin is R$138,672 (R$58,097 as of September 30, 2010). In order to trade at BM&F Bovespa, the Company counted with, as of December 31, 2010, R$31,760 (R$57,007 as of September 30, 2010) through the Settlement Guarantee provided by a first-class bank. T he Company’s derivative transactions in the over-the-counter market do not require guarantee margin.

COSAN S.A. INDÚSTRIA E COMÉRCIO

Notes to the unaudited financial statements (Continued)
Nine month periods ended December 31, 2010 and 2009
(In thousands of reais, except as otherwise specified)

20.	Financial instruments (Continued)

g)	Debt acceleration risk

As of December 31, 2010, the Company was a party to loan and financing agreements with covenants generally applicable to these operations, including requirements related to cash generation, debt to equity ratio and others.  These covenants are being fully complied with by the Company and do not place any restrictions on its operations.

h)	Market values

As of December 31, 2010 the market values of cash and cash equivalents, trade accounts receivable and trade accounts payable approximate the amounts recorded to the consolidated quarterly information due to their short-term nature.

The fair value of the Senior Notes maturing in 2014 and 2017, as described in Note 13, according to their market value, were 115.5% and 106.0%, respectively, of their face value at December 31, 2010.

The fair value of Perpetual Notes as described in Note 13, according to its market value, was 100.6% of its face value at December 31, 2010.

As for the other loan and financing arrangements, their respective fair values substantially approximate the amounts recorded in the quarterly information considering that such instruments are subject to variable interest rates.

i)	Sensitivity analysis

Pursuant to CVM Rule Nº 475 issued on December 17, 2008, following is the sensitivity analysis of the fair value of financial instruments, in accordance with the types of risks deemed to be significant by the Company:

Assumptions for sensitivity analysis

For the analysis, the Company adopted three scenarios, being one probable and two that may have effects from impairment of the fair value of the Company’s  financial instruments. The probable scenario was defined based on the futures sugar and US dollar market curves as of December 31, 2010, the same which determines the fair value of the derivatives at that date. Possible and remote scenarios were defined based on adverse impacts of 25% and 50% over the sugar and dollar price curves, which served as basis for the probable scenario.

COSAN S.A. INDÚSTRIA E COMÉRCIO

Notes to the unaudited financial statements (Continued)
Nine month periods ended December 31, 2010 and 2009
(In thousands of reais, except as otherwise specified)

20.	Financial instruments (Continued)

i)	Sensitivity analysis (Continued

Sensitivity exhibit

Following is the sensitivity exhibit on the change in the fair value of the Company’s financial derivatives:

			Impacts on the result (*)
	Risk factor	Probable scenario	Possible scenario (25%)	Remote scenario (50%)
Price risk
Commodity derivatives
Futures agreements:
Sale Commitments	Increase in sugar price	(317,842)	(422,990)	(845,980)
Purchase Commitments	Decrease in sugar price	55,435	(97,574)	(195,148)
Sales Commitments	Increase in hydrated ethanol	(7)	(350)	(700)

Options agreements:
Call options sold	Increase in sugar price	(47,275)	(45,877)	(95,545)
Put options sold	Increase in sugar price	4,108	(2,536)	(3,507)

Exchange rate risk
Exchange rate derivatives
Futures agreements:
Sale Commitments	R / US exchange rate appreciation	4,078	(127,198)	(254,395)
Purchase Commitments	R / US exchange rate depreciation	(1,877)	(64,149)	(128,297)
Forward agreements:
Sale Commitments	R / US exchange rate appreciation	111,458	(181,249)	(362,497)
Purchase Commitments	R / US exchange rate depreciation	(9,931)	(49,662)	(98,514)
Options agreements:
Put option purchased	R / US exchange rate appreciation	4,923	(4,922)	(4,923)

Interest rate risk
Interest derivatives
Swap agreements	Libor curve decline	(2,115)	(647)	(1,296)

(*) Result expected for up to 12 months as from December 31, 2010

COSAN S.A. INDÚSTRIA E COMÉRCIO

Notes to the unaudited financial statements (Continued)
Nine month periods ended December 31, 2010 and 2009
(In thousands of reais, except as otherwise specified)

21.	Insurance

At December 31, 2010, the Company and its subsidiaries maintain insurance coverage against fire, thunderbolts and explosions of any nature for the whole sugar and ethanol inventory and for specific buildings, equipment, facilities and machinery.

The scope of work of our auditors does not include the issue of an opinion on the sufficiency of the insurance coverage, which was considered by the Company's management sufficient to cover any damages.

22.	Stock option plan

The Annual and Extraordinary Shareholders’ Meeting held on August 30, 2005 approved the Guidelines for the Outlining and Structuring of a Stock Option Plan for Company’s officers and employees, thus authorizing the issue of up to 5% of the Company’s share capital. The stock option plan was designed to obtain and retain the services rendered by senior officers and employees, offering them the opportunity to become shareholders of the Company. On September 22, 2005, the Board of Directors approved the distribution of stock options corresponding to 4,302,780 common shares to be issued by the Company, related to 3.25% of the share capital at that time, as authorized by the Annual/Extraordinary Shareholders’ Meeting. On that same date, eligible officers were informed of the material terms and conditions of the share-based compensation agreement.

On September 11, 2007, the Board of Directors approved the distribution of stock options, corresponding to 450,000 common shares to be issued or purchased by the Company, related to 0.24% of the share capital at that time, as authorized by the Annual/Extraordinary Shareholders’ Meeting. On that same date, the eligible officer was informed of the material terms and conditions of the share-based compensation agreement. The remaining 1.51% may still be distributed.

On August 7, 2009, the Board of Directors approved a new distribution of stock option with no vesting period, corresponding to 165,657 common shares to be issued or purchased by the Company due to a change in the list of Company’s Officers.

COSAN S.A. INDÚSTRIA E COMÉRCIO

Notes to the unaudited financial statements (Continued)
Nine month periods ended December 31, 2010 and 2009
(In thousands of reais, except as otherwise specified)

22.	Stock option plan (Continued)

Based on the fair value at the issue date, exercise price is R$6.11 (six Brazilian reais and eleven cents) per share, without discount. The exercise price was calculated before the above evaluation based on an expected private equity agreement, which was not entered into. The options become exercisable after one year period, considering a maximum percentage of 25% p.a. of total stock options offered by the Company, within a period of 5 years.

The exercised options shall be settled only upon the issue of new common or treasury shares that the Company may have on each date.

Should any holder of stock options cease to be an employee or manager of the Company, by death, retirement or permanent disability of the beneficiary, any options not previously vesting shall become extinct on the date that employee or officer separates from the Company. However, in the case of termination without cause, the terminated employees shall be entitled to exercise 100% of their options referring to that particular year, on top of exercising 50% of their options in the coming year.

At December 31, 2010, options equivalent to 112,440 common shares were not exercised.

Until December 31, 2010, all stock option exercises were settled through the issuance of new common shares. Should the remaining options also be exercised through the issuance of new common shares, the current shareholders' interest would be reduced by 0.03% after exercising all remaining options.

As of December 31, 2010, R$1,418 relating to unrecognized compensation cost relating to stock options  shall be recognized over approximately 9 months (R$1,934 as of September 30, 2010, with an approximate term of 12 months).

23.	Pension plan

The subsidiary Cosan CL sponsors Previd Exxon - Sociedade de Previdência Privada, a closed-ended supplementary pension entity set up on December 23, 1980 mainly engaged in the supplementation of benefits within certain limits set in its formation deeds, to which all employees of the sponsor and their beneficiaries are entitled as social security insured workers.

Actuarial liability related to Previd Exxon was determined as set forth in NPC 26 issued by IBRACON and is recorded under non-current liabilities, as of December 31, 2010, in the amount of R$53,644 (R$57,774 as of September 30, 2010).

COSAN S.A. INDÚSTRIA E COMÉRCIO

Notes to the unaudited financial statements (Continued)
Nine month periods ended December 31, 2010 and 2009
(In thousands of reais, except as otherwise specified)

23.	Pension plan (Continued)

As of the quarter and nine-month period ended December 31, 2010 the contributions to Previd Exxon – Sociedade de Previdência Privada totaled R$1,575 and R$4,897,( as of December 31, 2009, R$ 1,508 and R$ 5,054 respectively).

24.	Information per segment (consolidated)

a) Information per segment

The information per segment is based on the information used by Cosan’s management to evaluate the performance of the operating segments and take the decisions related to the investment of the financial resources. The Company has three segments: (i) sugar and ethanol (products resulting from the “CAA” activities; (ii) distribution of fuel and lubricants (activities performed by “CCL”); and (iii) logistics (operations performed by the indirect subsidiary “RUMO”). Each segment is administered individually in order to facilitate the serving of clients from different segments. The operating assets related to these segments are located solely in Brazil.

Below is a description of the Company’s operating segments.

The CAA segment’s main activities are the production and sale of a number of sugarcane byproducts, including the VHP sugar, ethanol, fuel, anhydride and hydrated ethanol. This segment also includes the activities related to the co-generation of power as from the sugarcane bagasse.

The CCL segment includes the distribution and sale of fuel and lubricants, mainly through the Esso chain located throughout Brazil, as well as convenience stores.

The RUMO segment includes the provision of logistics services involving transportation, warehousing and sugar port lifting to both the CAA segment and third parties.

COSAN S.A. INDÚSTRIA E COMÉRCIO

Notes to the unaudited financial statements (Continued)
Nine month periods ended December 31, 2010 and 2009
(In thousands of reais, except as otherwise specified)

24.	Information per segment (consolidated) (Continued)

a) Information per segment (Continued)

The information selected from the statement of income and assets per segment, which information was measured in accordance with the same accounting practices adopted in the preparation of the consolidated quarterly information, is as follows:

	December 31, 2010
	CAA	CCL	Rumo	Adjustments and exclusions	Consolidated
Balance sheet:
Property, plant and equipment	5,126,710	392,602	654,610	-	6,173,922
Intangible assets	1,434,683	1,429,699	73,668	-	2,938,050
Financial debt, net	(5,485,868)	(461,381)	(6,639)	-	(5,953,888)
Other assets and liabilities, net	4,196,397	583,087	24,105	(2,464,760)	2,338,829

Total assets (net of liabilities) allocated per segment (1)	5,271,922	1,944,007	745,744	(2,464,760)	5,496,913

(1)	Composed of captions Shareholders' equity and Minority interest.

	September 30, 2010
	CAA	CCL	Rumo	Adjustments and exclusions	Consolidated
Balance sheet:
Property, plant and equipment	4,983,323	358,631	536,446	-	5,878,400
Intangible assets	1,436,482	1,421,625	73,668	-	2,931,775
Financial debt, net	(4,970,531)	(493,232)	82,721	-	(5,381,042)
Other assets and liabilities, net	3,926,945	616,440	29,338	(2,407,801)	2,164,922

Total assets (net of liabilities) allocated per segment (1)	5,376,219	1,903,464	722,173	(2,407,801)	5,594,055

	01/10/10 to 31/12/10
	CAA	CCL	Rumo	Adjustments and exclusions	Consolidate}

Statement of income for the period (three months):
Net operating revenue	1,683,032	3,084,823	113,672	(143,094)	4,738,433
Gross profit	313,936	221,510	38,337	4,127	577,910
Sales, general and administrative expenses	(255,216)	(137,850)	(5,785)	(4,127)	(402,978)
Operating results (2)	58,720	83,660	32,552	-	174,932
Other operating income (expenses), net	(7,509)	4,201	(339)	-	(3,647)
Other selected information:
Additions to property plant and equipment and intangible assets	379,186	45,891	123,678	-	548,755
Depreciation and amortization	223,560	0,169	5,512	-	239,241
(2)	Composed of Gross Profits less sales, general and administrative expenses.

COSAN S.A. INDÚSTRIA E COMÉRCIO

Notes to the unaudited financial statements (Continued)
Nine month periods ended December 31, 2010 and 2009
(In thousands of reais, except as otherwise specified)

24.	Information per segment (consolidated) (Continued)

a) Information per segment (Continued)

	01/04/10 to 31/12/10
	CAA	CCL	Rumo	Adjustments and exclusions	Consolidated

Statement of income for the period (nine months):
Net operating revenue	4,715,166	8,883,453	363,618	(508,095)	13,454,142
Gross profit	1,056,844	632,905	115,600	7,588	1,812,937
Sales, general and administrative expenses	(720,011)	(402,744)	(20,680)	2,925	(1,140,510)
Operating results (2)	336,833	230,161	94,920	10,513	672,427
Other operating income (expenses), net	164,282	15,085	8,725	(10,125)	177,967
Other selected information:
Additions to property plant and equipment and intangible assets	1,079,200	94,117	374,752	-	1,548,069
Depreciation and amortization	663,596	37,092	14,171	-	714,859

	01/10/09 to 31/12/09
	CAA	CCL	Rumo	Adjustments and exclusions	Consolidated

Statement of income for the period (three months):
Net operating revenue	1,146,180	2,699,638	35,738	(81,056)	3,800,500
Gross profit	259,114	192,869	5,355	2,645	459,983
Sales, general and administrative expenses	(195,760)	(133,688)	(4,213)	(2,645)	(336,306)
Operating results (2)	63,354	59,181	1,142	-	123,677
Other operating income (expenses), net	215,062	704	1,246	-	217,012
Other selected information:
Additions to property plant and equipment and intangible assets	380,528	20,455	-	-	400,983
Depreciation and amortization	137,397	8,794	3,480	-	149,671

	01/04/09 to 31/12/09
	CAA	CCL	Rumo	Adjustments and exclusions	Consolidated

Statement of income for the period (nine months):
Net operating revenue	3,563,670	7,556,386	117,963	(296,080)	10,941,939
Gross profit	764,149	563,614	29,065	(5,328)	1,351,500
Sales, general and administrative expenses	(604,079)	(351,598)	(12,319)	5,328	(962,668)
Operating results (2)	160,070	212,016	16,746	-	388,832
Other operating income (expenses), net	220,322	95,585	(23,865)	(26)	292,016

Other selected information:
Additions to property plant and equipment and intangible assets	1,140,276	39,713	707	-	1,180,696
Depreciation and amortization	438,898	26,788	10,707	-	476,393

COSAN S.A. INDÚSTRIA E COMÉRCIO

Notes to the unaudited financial statements (Continued)
Nine month periods ended December 31, 2010 and 2009
(In thousands of reais, except as otherwise specified)

24.	Information per segment (consolidated) (Continued)

a) Sales revenue per segment

	01/10/10 to 31/12/10	01/04/10 to 31/12/10	01/10/09 to 31/12/09	01/04/09 to 31/12/09

CAA
Sugar	931,947	2,868,259	735,635	2,162,289
Ethanol	647,721	1,536,990	338,267	1,145,499
Cogeneration	53,695	190,521	19,435	87,919
Others	49,669	119,396	52,843	167,963
	1,683,032	4,715,166	1,146,180	3,563,670
CCL
Fuels	2,865,656	8,220,428	2,537,036	7,035,711
Lubricants	207,367	613,618	143,886	465,117
Others	11,800	49,407	18,716	55,557
	3,084,823	8,883,453	2,699,638	7,556,385
Rumo
Lifting	29,020	102,857	35,738	115,261
Freight	80,945	249,463	-	2,703
Others	3,707	11,298	-	-
	113,672	363,618	35,738	117,964

Adjustments and exclusions	(143,094)	(508,095)	(81,056)	(296,080)

	4,738,433	13,454,142	3,800,500	10,941,939

Over the nine-month period ended December 31, 2010 and 2009, the percentage of revenue from sales per region was as follows:

	31/12/10	31/12/09
Brazil	67.65%	80.14%
Europe	26.45%	13.33%
Middle East and Asia	2.51%	2.06%
North America	1.01%	3.43%
Latin America (except Brazil)	0.57%	0.44%
Others	1.81%	0.60%
Total	100.00%	100.00%

b)	Main clients

CAA

Sales from this segment are relatively diluted, with only one client representing more than 10% of the sales in this segment over the nine-month period ended December 31, 2010 and 2009: SUCDEN Group, with 16.1% and 21.3% of the sales, respectively.

CCL
Sales from this segment are highly diluted, without specific clients or economic groups representing 10% or more of the sales in this segment

COSAN S.A. INDÚSTRIA E COMÉRCIO

Notes to the unaudited financial statements (Continued)
Nine month periods ended December 31, 2010 and 2009
(In thousands of reais, except as otherwise specified)

24.	Information per segment (consolidated) (Continued)

b) Main clients (Continued)

RUMO
Over the nine-month period ended December 31, 2010 and 2009, 55.3% and 27.71%, respectively, of the sales refer to the CAA segment. In addition, over the same period, this segment had two clients with revenues representing more than 10% of total revenues: (i) SUCDEN Group, representing 7.4% (14.4% as of December 31, 2009) and (ii) ED & F MAN Brasil S.A., representing 4.3% (16.9% as of December 31, 2009).

25.	Subsequent Events

Acquisition of Usina Zanin

On January 7, 2011, the Company entered into a  Memorandum of Linking Understanding (“Memorandum”) with Usina Zanin Açúcar e Álcool Ltda. (“Zanin”) partners, located in the region of Araçatuba, State of São Paulo, with exclusivity term of 45 days, aiming at the acquisition of total quotas representing Zanin capital stock, which will involve assets related to the industrial and agriculture activities with annual grind capacity of  approximately 2.6 million tons of sugarcane and one greenfield project located in the municipality of Prata, State of Minas Gerais. Under the memorandum, the purchase price will be R$142.0 million (subject to adjustment) payable through cash. In addition, the Company will assume financial debts totaling R$236.6 million.

The formalization of this acquisition is subject to the satisfaction of certain previous conditions such as the renegotiation of financial liabilities with the creditor banks and the negotiation of definitive contracts.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

COSAN LIMITED

Date:	February 11, 2011	By:	/s/ Marcelo Eduardo Martins
			Name:	Marcelo Eduardo Martins
			Title:	Chief Financial Officer and Investor Relations Officer